SilverCrest Mines Inc.

NI 43-101 Technical Report
Reserve Update for the Santa Elena Open Pit and
Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project
Sonora, Mexico

P. JAMES F. BARR, P.GEO.
JOHN CHOW, MAUSIMM
GEOFF ALLARD, P.E.
C. STEWART WALLIS, P.GEO.

EFFECTIVE DATE APRIL 1, 2011
AMENDED DATE MAY 11, 2011

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TABLES

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FIGURES

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2.0	EXECUTIVE SUMMARY

EBA Engineering Consultants of Vancouver BC (a Tetra Tech Company, “EBA”), Allard Engineering Services LLC of Tucson, AZ (“Allard”), C. Stewart Wallis, P.Geo (“Wallis”) and Wardrop Engineering Inc. of Vancouver BC (a Tetra Tech Company, “Wardrop”) were commissioned by SilverCrest Mines Inc. (SilverCrest) to prepare an independent National Instrument 43-101 (NI 43-101) compliant Technical Report on the Santa Elena and Cruz de Mayo Expansion Project (“Expansion Project”) to a Preliminary Assessment (“PA”) level, encompassing an underground and open pit expansion operation at Santa Elena, and an open pit operation at the Cruz de Mayo satellite deposit. The Expansion Project is located in the state of Sonora, Mexico. In addition, a SilverCrest update to the Santa Elena Mineral Resources and Reserves is presented which conforms to NI 43-101, 43-101 CP and current CIM definitions for Mineral Resources and Reserves. The effective date of this report is the April 1, 2011.

The Expansion Project contemplates the installation of a conventional Milling-Agitation Leach-CCD-Merrill Crowe facility (the “Mill”) processing facility at the Santa Elena mine with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility. Cost sharing between Cruz de Mayo and Santa Elena is considered in the economic analysis and the final dore product from Cruz de Mayo heap leach production would be completed using the Santa Elena facilities.

Comments with respect to Phase II, Phase III and Phase IV of the Preliminary Assessment in this Technical Report are conceptual in nature and there is no assurance that economic recovery of estimated resources will be achieved. Generally, the accuracy of this Preliminary Assessment estimation is in the order of plus or minus 30%. The Phase I open pit heap leach has been successfully constructed and is in the commissioning stage of operations.

Summary of Expansion Project PA

  Metal prices for the base case are US$18 per ounce of silver and US$1,000 per ounce of gold. The gold to silver ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

  The Expansion Project considers a conceptual 10 year mine life at an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold or 3.8 million ounces of silver equivalent. This would be a 52% increase of produced metal from current operations.

  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent per year.

  Metallurgical recoveries for Cruz de Mayo used within this report are conceptual in nature and are based upon recoveries reported by SVL for the Santa Elena Operation. These values are considered appropriate based upon similarities between Santa Elena and Cruz de

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  Mayo geology; however, there is some risk in this approach as there has not been any recovery test work completed to date specifically for the Cruz de Mayo Property.

  Initial capital costs are US$84 million of which US$47 million is for a new processing facility.
  Estimated cash operating costs of US$9.70 per ounce of silver equivalent produces an average annual net pre-tax cash flow of US$17 million using base case metal prices and US$62 million per year at current metal prices (Table 1).
  At a 5% discount rate, the project has a base case Net Present Value of US$131 million and US$491 million at current metal prices.

Capital & Operating Costs for Expansion Project

  Initial capital costs are estimated at US$84.1 million, including a 25% contingency. Sustaining capital costs are estimated at US$26.4 million, including an average contingency of 22% over the 10 year mine life.

  Initial major capital costs (US$) consist of $47 million for the mill and related facilities; $10.5 million for underground development and setup; $5.9 million for development of the Cruz de Mayo deposit; $5.3 million for tailings facility and $16.8 million in contingency.

Base case cash operating costs are approximately US$9.70 per ounce of silver equivalent. Gold to silver conversion is based on an Au:Ag ratio of 55:1 using base case metal prices and combined heap leach and conventional mill overall metallurgical recoveries of 87.2% gold and 68.9% silver.

Project Economics and Metal Price Sensitivities for Expansion Project

Table 1 EXPANSION PROJECT ECONOMICS & METAL PRICE SENSITIVITIES
Case	Gold Price	Silver Price	Pre-Tax Net Cash Flow	Pre- Tax NPV @ 5% Discount
	US$	US$	US$ M	US$ M
Low	800.00	14.00	47.5	34.1
Base	1,000.00	18.00	169.5	131.2
Current Prices	1,450.00	38.00	620.6	491.4
High	1,600.00	50.00	856.5	680.1

Project economics and sensitivities reflect the use of US$926.5 per ounce of gold for 55,000 delivered ounces under the Company’s price protection program and US$350 per ounce for 20% of the gold ounces produced from the open pit for delivery under the Sandstorm gold stream agreement. Base case metal prices of US$18 per ounce for silver and US$1,000 per ounce of gold for life of mine were used for calculation of cut-off grades for Mineral Reserve and Resource estimation. SilverCrest has also completed project sensitivity analyses using variations of capital and operating costs as well as metal recoveries. These analyses indicate that the project is less sensitive to capital and operating cost than to metal recoveries, grade and metal pricing.

The study has taken a focused effort over several months to complete and has involved the combined team efforts of independent qualified persons, professionals and consulting companies that included SilverCrest Mines (Mineral Resources, Reserves, Production Capital and Operating

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Costs), EBA (Environmental, Mining Engineering, and Economics), Allard (Metallurgy and Process Design), C. Stewart Wallis, P.Geo. (Cruz de Mayo Mineral Resource) and Wardrop (Processing Engineering and Design). Further work on resource delineation, geotechnical, hydrogeology, metallurgy and costing is suggested as part of a recommended Pre-Feasibility Study to be completed over the next 9 to 12 months including constructing an underground exploration decline at Santa Elena.

Mineral Resources and Reserves

The following Mineral Resources estimate is copy of the statement from the Mineral Resource and Reserve Update for the Santa Elena Project as presented in the February 15, 2009 Technical Report. These revisions are effective as of January 2011 and use higher metal prices and lower cut-off grades (Table 2). The Santa Elena Mineral Resources have been adjusted to reflect 2010 open pit production.

Table 2 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER MINERAL RESOURCES (JANUARY 2011)
Santa Elena & Cruz De Mayo Resources	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
* based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 g/t gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit Indicated Resources that have been converted to Probable Reserves which are stated below. Adjusted and depleted for 2010 mine production.
** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

The Santa Elena Mineral Resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the Mineable, Diluted Reserves and underground resources for PA purposes using base case metal prices. The resulting Santa Elena Resources and Mineable, Diluted Reserves adjusted for 2010 production are shown below along with Cruz de Mayo Resources (Table 3).

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Table 3 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER RESOURCES AND RESERVES
Santa Elena Open Pit Reserves	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Probable*	4,794,790	1.81	75.9	278,560	11,711,000
Santa Elena Underground Resources**
Indicated	991,100	1.83	109.1	58,330	3,476,960
Inferred	1,879,000	1.53	86.9	92,470	5,250,190
Cruz De Mayo Resources***
Indicated	1,141,000	0.06	64.2	2,300	2,353,400
Inferred	6,065,000	0.07	66.5	13,300	12,967,100
Totals
Total Probable	4,794,790	1.81	75.9	278,560	11,711,000
Total Indicated	2,132,100	0.88	85.0	60,630	5,830,360
Total Inferred	7,944,000	0.41	71.3	105,770	18,217,290

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 g/t gold equivalent with applied metallurgical recoveries. Excludes 2010 production. For Mineral Reserves, an 8% dilution at 0.1 g/t gold and 10 g/t silver was applied. Mineable recovery was set at 95%. These factors are based on production experience gained in 2010 for open pit operations.
** based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 g/t gold equivalent with applied metallurgical recoveries.
*** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

For Mineral Reserves, an 8% dilution at 0.1 g/t gold and 10 g/t silver was applied. Mineable recovery was set at 95%. These factors are based on production experience gained in 2010 for open pit operations.

Variances from previously stated Santa Elena Mineral Resources and Reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the Probable Reserves.

The net cumulative effect of these changes is an increase in total resource tonnes and a decrease in the total contained ounces of gold and silver for Santa Elena. Most of this decrease is in the deeper portions of the deposit and is attributed to widely spaced drill intercepts in the mineralized zone.

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This resulted in lower influence of the high grade distribution and variations in the geostatistical treatment of some lower grade mineralized intercepts which decreased overall grades in parts of the deposit. As a result of the conversion of Indicated Mineral Resources to Reserves and the difference in the cut-off grades used to calculate open pit reserves and underground resources, there are a significant number of ounces inaccessible between the economic bottom of the pit and the proposed underground resources. Inclusion of these resources is dependent largely on metal prices and could likely be included in either the open pit or underground resource if metal prices continue to escalate and cut-off grades are lowered. Significant potential exists to increase resources with further infill drilling and expansion drilling in the Santa Elena underground and Cruz de Mayo deposits.

Based on the revised Mineral Reserves as of January 2011 and 2010 production depletion of these reserves. Table 4 presents the new Life of Mine Schedule for the currently producing Santa Elena open pit heap leach (Phase I) including 2010 production. The projected Life of Mine recovery for the Santa Elena Heap Leach has been provided by Santa Elena operating personnel and has not been independently verified. The projected recoveries would appear to be typical of a heap leach operated as at Santa Elena.

Table 4 SANTA ELENA REVISED LIFE OF MINE SCHEDULE
	Yr	2010	2011	2012	2013	2014	2015	2016	2017	Total
Gold Grade	g/t	0.58	1.84	1.59	2.21	1.74	1.73	1.58	0.00	1.72
Silver Grade	g/t	39.35	44.15	45.95	88.06	85.18	98.39	130.74	0.00	73.44
Tonnes	t	355,880	882,611	949,186	918,830	792,211	940,230	311,719	0	5,150,667
Waste Tonnes	t	642,579	3,980,058	4,434,180	6,572,894	7,509,504	5,340,607	902,455	0	29,382,277
Total Tonnes	t	998,459	4,862,669	5,383,365	7,491,724	8,301,715	6,280,837	1,214,173	0	34,532,943
In-Situ Ounces
Gold Ounces	oz	6,602	52,140	48,548	65,385	44,305	52,368	15,819	0	285,167
Silver Ounces	oz	450,256	1,252,865	1,402,398	2,601,447	2,169,672	2,974,269	1,310,319	0	12,161,227
Recoveries
Gold Recovery	%	32%	51%	65%	56%	68%	59%	122%*	0%	63%
Silver Recovery	%	12%	34%	34%	29%	38%	36%	79%	0%	40%
Recoverable
Gold Ounces	oz	2,140	26,361	31,761	36,479	29,926	30,864	19,352	2,089	178,971
Silver Ounces	oz	54,886	429,289	478,079	756,551	832,424	1,065,720	1,034,930	153,656	4,805,536

Notes:
* Recovery is above 100% due to the nature of a heap leach process recovering metal from previous years.

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Select sensitivity analysis on the Phase I open pit heap leach based on the revised life of mine schedule is shown in Table 5 and includes 2010 production.

Table 5 SANTA ELENA OPEN PIT HEAP LEACH SELECT SENSITIVITIES
Case	Gold Price	Silver Price	Pre-Tax Net Cash Flow	Pre- Tax NPV @ 5% Discount
	US$	US$	US$ M	US$ M
Low	800	12.00	52.3	40.2
Base	1,000	18.00	98.7	78.5
Current Prices	1,450	38.00	234.5	190.2
High	1,600	50.00	305.4	248.5

The revised economics on the Phase I open pit heap leach and the Expansion Project are positive and the following recommendations have been made by the qualified persons to upgrade the Expansion Project PA to a Pre-Feasibility Level: Santa Elena Underground Geology and Engineering

  Complete engineering design on underground decline.

  Construct exploration decline to gather additional geological information which will improve the classification of the resource, geotechnical and metallurgical understanding, hydrology and operating conditions.

  Complete additional resource definition and mine design work to establish final mine size, throughput and life

  Further integration of Santa Elena open pit in regards to scheduling, recoveries and site layout.

  Initial tenders for underground development work.

  Detailed design of an underground ventilation system.

Santa Elena Mine Infrastructure

  Move PA location of the proposed mill for a significant cost savings.

  Obtain pre-feasibility level costing for equipment once a final flowsheet is developed.

  Identify a source of earth building material including soils, gravel and rock.

  Ensure that there is no community or environmental restrictions for any of the infrastructure.

Santa Elena Power

  Prepare a detailed power study trade-off to compare capital costs, operating costs and reliability between generators and line power. Line power could potentially be supplied from the nearby town of Ures, Cumpas or Cucurupe.

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Santa Elena and Cruz de Mayo Metallurgical

  Metallurgical testing is required for both Santa Elena underground and Cruz de Mayo to determine actual recoveries. Testing is also required to determine the applicability and sizing of the unit operations selected for the process.

Cruz de Mayo Resources

  Recommend that further investigation into the concentration and control of gold mineralization at the Cruz de Mayo deposit be part of the Expansion Project. The existing resource model should be updated with additional, closer spaced drilling designed to delineate zones of higher grade gold mineralization.

Cruz de Mayo Geology and Engineering

  A geotechnical program be designed and implemented to provide information on the structures defining maximum slope angles for the pit. This program should include oriented core drilling, with subsequent geotechnical core logging, surface mapping of the area focusing on rock outcrops, and lab testing of rock to determine rock strengths, tensile strengths and friction angles.

  Rock characterization of the different rock types associated with the deposit should be conducted in order to determine the potential for acid generation and metal leaching.

  Exploration drilling should be conducted to upgrade the confidence of part of the Indicated Resources into the measured category, upgrade part of the Inferred Resources into the Indicated category and establish new Inferred Resources. Drilling should also be conducted to better delineate the resources along strike and at depth.

  Gold mineralization should be better understood and defined within the resources.

  Condemnation drilling should be carried out to ensure plans for waste dumps or infrastructure are not going to prevent future operations from expanding.

  An update to the block model should be done to reflect changes caused by the new exploration drilling. The block model should also be updated to include rock type which will allow for NAG and PAG differentiation within the model.

  An investigation should be conducted to determine if pre-concentration after crushing would be able to lower the amount of ore that needs to be transported to Santa Elena thereby lowering transportation costs.

  Detailed review and sourcing of capital costs should be conducted during pre-feasibility as there may be opportunity for significant savings.

  Multi-pass, detailed pit design should be employed during pre-feasibility to ensure ore recovery is at a maximum while excess waste is minimized.

Cruz de Mayo Haulage

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If the resource at Cruz de Mayo expands significantly and/or metal prices continue to be strong, the following are recommendations for identifying the potential for hauling high grade material to the mill plant at Santa Elena.

  Send road construction contract out for initial tender.

  Send haulage contract out for initial tender.

  Identify a source of dump trucks.

  Ensure that there is no community or environmental restrictions for the preferred route.

Economics and Recommended Budget

  Capital costs will need to be sourced on items not sourced in the Preliminary Assessment.

  Operating costs will need to be estimated to a higher accuracy for pre-feasibility. Particular attention should be paid to the expected use of consumables.

The results of the economic model for the Expansion Project show that this project has good potential even under the conditions of a conservative base case scenario. The Qualified Persons for this report recommend that SilverCrest move to the next stage of the engineering process by completing field programs and a Pre-Feasibility study on the Expansion Project.

A budget of approximately US$6 million dollars is recommended to complete all necessary exploration field programs, construct an underground exploration decline and complete an independent Pre-Feasibility Study.

3.0	TECHNICAL SUMMARY

Property Descriptions and Locations

The Santa Elena mine is located in Sonora, Mexico, approximately 150 km northeast of the state capital city of Hermosillo near the intersection of 30º 01' north latitude and 110º 09' west longitude. Banámichi is the closest town and is about 7 km west of the property. The property was mined historically in a small surface open-cut and in four levels of underground workings.

As of January 2011, site construction for the Santa Elena open pit is complete and production from the open pit heap leach (Phase 1) started with the first pour of metal & ore on September 9, 2010. The Santa Elena and Cruz de Mayo Expansion Project includes both the open pit and underground with a proposed 2,500 tpd to 3,500 tpd processing facility.

The Cruz de Mayo property is located in Sonora, Mexico, approximately 170 km northeast of the state capital city of Hermosillo near the intersection of 30º 12' north latitude and 110º 50' west longitude. Cumpas is the closest town, about 12 km east of the property. The property was mined historically from underground workings. To date, SilverCrest has limited their activities on this site to exploration.

Ownership

The Santa Elena property consists of six contiguous concessions with a total nominal area of approximately 3,160 ha. The concessions are registered with Mexico Mines Registry in Hermosillo

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and Mexico City in the name of Nusantara de México, S.A. de C.V. (Nusantara), a wholly owned subsidiary of SilverCrest. Under an option agreement dated December 8, 2005, Nusantara has purchased the property for the total cost of US$4 million and has a 100% interest in the Project.

The Cruz de Mayo property consists of two contiguous concessions with a total nominal area of approximately 452 ha. The concessions are registered with Mexico Mines Registry in Hermosillo and Mexico City in the name of Nusantara de Mexico, S.A de C.V. (Nusantara), and Minera Looker, S.A. de C.V (Minera Looker). The Cruz de Mayo 2 concession was purchased in 2005 for approximately $10,000 and no further obligations apply.

Pursuant to an agreement dated November 19, 2010 with Minera Looker, the Company has an option to acquire a 100% interest in the El Gueriguito concession for US$1,000,000, which is payable in staged payments (US$65,000 is payable by November 19, 2011 (of which US$20,000 has been paid); and US$50,000 is payable each anniversary date thereafter until the purchase price is fully paid). There are no applicable work commitments in respect of the El Gueriguito concession. The El Gueriguito concession is subject to a 2.5% net smelter return (NSR) royalty in favour of Minera Looker to a maximum of US$1,000,000. If commercial production commences, all payments on account of the NSR shall be contributed towards the purchase price and the NSR shall terminate upon full payment of the purchase price.

All concessions were ground surveyed by a registered land surveyor at the time of staking.

Geology and Mineralization

The properties are located in the Basin and Range Province, which is part of the Sonora Desert subprovince. The region is near the Proterozoic rifted continental margin of the North American plate, which was the site of deposition of a thick sequence of shallow marine shelf carbonate and siliclastic rocks. Subduction of the Farallon Plate beneath the North American Plate during Jurassic time resulted in continental volcanism. In late Jurassic time, a northwest-trending rift basin formed which was the site of sedimentation and felsic and intermediate volcanism.

Locally, the primary rock types are early Tertiary andesite and rhyolite flows which exhibit propylitic to silicic alteration. The main mineralized zone is a cross-cutting structure trending approximately east-west and dipping about 45° to the south. Alteration is widespread and pervasive with significant silicification, kaolinization and chloritization. Gangue minerals consist of quartz, calcite, chlorite and fluorite.

The Santa Elena deposit is considered to be high calcium, low-sulfidation type with replacements, stockworks and hydrothermal breccias similar to other high level low-sulfidation deposits found in Mexico, Chile and Nevada and Arizona in the United States.

The Cruz de Mayo main mineralized zone consists of quartz veining, quartz veinlets and stockwork, banded quartz, and vuggy quartz associated with northwest trending structures cross-cutting the volcanic units, with rhyolite the preferred host. This fractured zone is approximately 2.5 km in length with a width of 200 m. The deposit occurs as a series of quartz veins and stockworks typical of volcanic dome low-sulphidation deposits found in the Sierra Madres and elsewhere in the world, such as Silver Standard Resources Pitarrilla deposit in Durango, Mexico. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes.

Exploration

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SilverCrest started exploration in 2006 on the Santa Elena property soon after its acquisition. Exploration methods include surface trenching and sampling, underground channel sampling, diamond drilling and reverse circulation drilling. A total of approximately 23,000 m have been drilled in 136 holes with intersections in the mineralized zone. The drilling is predominately diamond drilling.

SilverCrest has sampled the available Santa Elena underground workings in channels parallel to the workings or over the back of the workings.

The Santa Elena drill, surface and underground samples were prepared and analyzed by ALS Chemex at its laboratories in Hermosillo, Mexico, and Vancouver, Canada. Gold was analyzed by fire assay with atomic absorption finish and silver was analyzed by induced couple plasma. SilverCrest has generated a limited amount of laboratory quality assurance/quality control data.

The Cruz de Mayo property has been dormant since the early 1990’s. Underground channel sampling was completed by Minera Looker in the early 1990’s and minor surface sampling was completed in June 2006. SilverCrest completed a core drill program in early 2005 consisting of three holes totalling 379.4 m and a subsequent program in 2006 consisting of 20 core holes totalling 1,812.9 m. In the spring of 2007, SilverCrest completed an RC drilling program consisting of 24 holes totalling 2,828 m and in 2008, 10 holes totalling approximately 2,000 m were completed. The 2008 holes are not included in the resource estimate.

Resource Estimation

The Santa Elena Open Pit Mineral Resource was re-estimated in January 2011 by SilverCrest in conjunction with Gemcom using ordinary kriging within an updated wireframe using new channel chip samples from the old underground workings and a laser void survey. Classification was based on the search distance and the minimum number of drill holes required for estimation. Indicated Mineral Resources were estimated with a search distance of 80 m along the strike and 50 m down-dip and required a minimum of two drill holes. Inferred Mineral Resources were estimated with limiting search radius within the constructed mineral shape and using a minimum of these drill holes. A pit optimization and corresponding pit design was generated using a gold price of US$970 and a silver price US$14.75 and then subsequently reviewed using US$1,000 gold and US$18 silver prices with little change. The ore material was given a metallurgical classification of oxide, fresh or deep fresh.

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The following Mineral Resources estimate is a revised statement of the previous Mineral Reserves and Resources for Santa Elena and Cruz de Mayo as presented in the February 15, 2009 Technical Report (0). These revisions are effective as of January 2011 and use higher metal prices and lower cut-off grades). The Santa Elena total Mineral Resources have been adjusted to reflect 2010 open pit production.

Table 6 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER TOTAL MINERAL RESOURCES
Santa Elena & Cruz De Mayo Resources	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Notes:
Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded.
* based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 g/t gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit Indicated Resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production. Uses capped grades of 12 g/t Au and 300 g/t Ag.
** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

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The Santa Elena Resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the Mineable, Diluted Reserves and underground resources for PA purposes using base case metal prices. The resulting Santa Elena Resources and Mineable, Diluted Reserves adjusted for 2010 production are shown in Table 7 along with Cruz de Mayo Resources.

Table 7 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER RESOURCES AND RESERVES (JANUARY 2011)
Santa Elena Open Pit Reserves	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Probable*	4,794,790	1.81	75.9	278,560	11,711,000
Santa Elena Underground Resources**
Indicated	991,100	1.83	109.1	58,330	3,476,960
Inferred	1,879,000	1.53	86.9	92,470	5,250,190
Cruz De Mayo Resources***
Indicated	1,141,000	0.06	64.2	2,300	2,353,400
Inferred	6,065,000	0.07	66.5	13,300	12,967,100
Totals
Total Probable	4,794,790	1.81	75.9	278,560	11,711,000
Total Indicated	2,132,100	0.88	85.0	60,630	5,830,360
Total Inferred	7,944,000	0.41	71.3	105,770	18,217,290

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded
* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 g/t gold equivalent with applied metallurgical recoveries. Uses capped grades of 12 g/t Au and 300 g/t Ag.
** based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 g/t gold equivalent with applied metallurgical recoveries. Uses capped grades of 12 g/t Au and 300 g/t Ag.
*** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

Variances from previously stated Santa Elena Mineral Resources and Reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the Probable Reserves.

The net cumulative effect of these changes is an increase in total resource tonnes and a decrease in the total contained ounces of gold and silver for Santa Elena (refer to the Technical Report Mineral Resources and Reserves section for details). Most of this decrease is in the deeper portions of the deposit and is attributed to widely spaced drill intercepts in the mineralized zone. This resulted in

APRIL 1, 2011

lower influence of the high grade distribution and variations in the geostatistical treatment of some lower grade mineralized intercepts which decreased overall grades in parts of the deposit. As a result of the conversion of Indicated Mineral Resources to Reserves and the difference in the cut-off grades used to calculate open pit reserves and underground resources, there are a significant number of ounces inaccessible between the economic bottom of the pit and the proposed underground resources. Inclusion of these resources is dependent largely on metal prices and could likely be included in either the open pit or underground resource if metal prices continue to escalate and cutoff grades are lowered. Significant potential exists to increase resources with further infill drilling and expansion drilling in the Santa Elena underground and Cruz de Mayo deposits.

Santa Elena Open Pit Development and Operations

Current mining at the Santa Elena property uses open pit mining methods and is currently ramping up production to full mine capacity.

Pit optimization, pit design and production scheduling indicate a moderately high stripping ratio operation which benefits from low mining costs, short ore and waste haul distances, high heap leach gold equivalent grade, low precipitation environment, competent ground conditions and available local workforce that all combine to give favourable economics over the expected 6.5 year mine life of the Phase I Heap Leach operations plan.

Mining operations at Santa Elena are carried out by third-party mine contractors Maquinaria y Construcciones Nuñez Fontes S. de R.L. de C.V (Nuñez) under the direction of Santa Elena operations and mine planning staff. Mining requires careful excavation techniques in and around historical underground workings, edge of mineralization and current working topography.

The project production as of December 31 2010 is presented in Table 8.

Table 8 TOTAL SANTA ELENA OPEN PIT PRODUCTION TO DATE (2010 PRODUCTION)
Classification	Oxidation	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
		t	g/t	g/t	troy oz	troy oz
Actual	Oxide	355,880	0.58	39.35	6,600	450,250
	Fresh	n/a	n/a	n/a	n/a	n/a
	Deep Fresh	n/a	n/a	n/a	n/a	n/a
	Total	355,880	0.58	39.35	6,600	450,250

Notes:
Cut-off grade of 0.38 g/t , all numbers are rounded.
Au eq. using US$970/oz Au, US$14.75/oz Ag, and recoveries of 67% Au, 34% Ag.
As of December 31st 2010.

Santa Elena Open Pit Heap Leach Production Schedule

A pit optimization was performed along with a corresponding pit design in January 2011 using a gold price of US$970 and silver price of US$14.75. The ore material was given metallurgical classifications as oxide, fresh or deep fresh. Table 9 illustrates the phased mine production schedule for the Santa Elena open pit mine (Phase I). The projected Life of Mine recovery for the Santa Elena Heap Leach has been provided by Santa Elena operating personnel and has not been independently verified. The projected recoveries would appear to be typical of a heap leach operated as at Santa Elena.

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Table 9 PHASE I MINE PRODUCTION SCHEDULE FOR SANTA ELENA OPEN PIT MINE
	Year	2010	2011	2012	2013	2014	2015	2016	2017	Total
Gold Grade	g/t	0.58	1.84	1.59	2.21	1.74	1.73	1.58	0.00	1.72
Silver Grade	g/t	39.35	44.15	45.95	88.06	85.18	98.39	130.74	0.00	73.44
Tonnes	t	355,880	882,611	949,186	918,830	792,211	940,230	311,719	0	5,150,667
Waste Tonnes	t	642,579	3,980,058	4,434,180	6,572,894	7,509,504	5,340,607	902,455	0	29,382,277
Total Tonnes	t	998,459	4,862,669	5,383,365	7,491,724	8,301,715	6,280,837	1,214,173	0	34,532,943
In-Situ Ounces
Gold Ounces	oz	6,602	52,140	48,548	65,385	44,305	52,368	15,819	0	285,167
Silver Ounces	oz	450,256	1,252,865	1,402,398	2,601,447	2,169,672	2,974,269	1,310,319	0	12,161,227
Recoveries
Gold Recovery	%	32%	51%	65%	56%	68%	59%	122%*	0%	63%
Silver Recovery	%	12%	34%	34%	29%	38%	36%	79%	0%	40%
Recoverable
Gold Ounces	oz	2,140	26,361	31,761	36,479	29,926	30,864	19,352	2,089	178,971
Silver Ounces	oz	54,886	429,289	478,079	756,551	832,424	1,065,720	1,034,930	153,656	4,805,536

Note:
* Recovery above 100% is based on minimal mining of in-situ ounces for part of the year verses more produced ounces due to inventory of metals remaining on the leach pad recovered in the year.

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Expansion Project Schedule

The Expansion Project consists of the Santa Elena open pit (Phase I expanded), Santa Elena underground (Phase II), Cruz de Mayo open pit heap leach (Phase III) and re-treatment of heap leach spent ore from Phase I (Phase IV).

The combined operations will run for 10 years mining until 2021. The Santa Elena open pit is as described above with the variation that ore material being sent to the proposed Santa Elena mill from year 2013. Ore that is processed by the heap leach before 2013 will be retreated through the mill at the end of mining.

A total of 8.4 Mt of ore is mined at a grade of 1.55 g/t gold and 81.8 g/t silver. An additional 1.79 Mt of heap leach ore is processed at the end of mining. The combined production of the three projects is shown in below in Table 10.

The conceptual Santa Elena underground operations will utilise a combination of Long Hole Stoping and Mechanised Cut-and-Fill mining methods. A total of 2.8 million tonnes of ore with a grade of 1.51 g/t gold and 88.6 g/t silver will be mined over 6 years. Mining will start in 2014 and finish in 2019. Starting in 2011, a 1,216 m exploration decline will be constructed.

The conceptual Cruz de Mayo open pit will be a traditional load and haul operation mining 795 kt of ore at grades of 0.10 g/t gold, 93.5 g/t silver and a strip ratio of 1.78. A total of 2.2 million tonnes will be mined over a three year mine life starting in 2013 and finishing in 2015.

Table 10 EXPANSION PROJECT PRODUCTION SCHEDULE
Item		Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Ore mined	kt	8,370	883	949	1,052	1,082	1,286	875	875	875	493	-	-
Waste mined	kt	30,318	4,002	4,434	7,051	8,188	5,655	936	31	20	-	-	-
Total mined	kt	38,687	4,885	5,383	8,103	9,270	6,941	1,811	906	895	493	-	-
Gold grade	g/t	1.55	1.84	1.59	1.86	1.43	1.21	1.55	1.47	1.76	1.18	-	-
Silver grade	g/t	81.8	44.2	46.0	90.7	88.8	93.7	99.3	106.2	81.4	79.8	-	-

Ore processed	kt	10,110	883	949	1,052	1,082	1,286	875	875	875	875	875	483
Gold grade	g/t	1.38	1.84	1.59	1.86	1.43	1.21	1.55	1.47	1.76	0.92	0.58	0.58
Silver Grade	g/t	72.0	44.2	46.0	90.7	88.8	93.7	99.3	106.2	81.4	55.7	24.6	24.6

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Capital Costs

The remaining Life of Mine (LOM) sustaining capital cost for the Santa Elena open pit heap leach (Phase I) is US$5.1 million. As of the date of this technical report, SilverCrest has completed the construction of the plant and supporting infrastructure at a cost of US$19.7 million.

The LOM capital costs for the Expansion Project is US$110.4 million (Table 11). This does not include sunk capital.

Table 11 EXPANSION PROJECT CAPITAL EXPENDITURE
Cost Item	Initial	Sustaining	Total
	US$’000	US$’000	US$’000
Santa Elena open pit mining	-	-	-
Santa Elena open pit ore processing	-	-	-
Santa Elena open pit other	-	2,814	2,814
Santa Elena open pit contingency 5%	-	141	141
Santa Elena open pit subtotal	-	2,954	2,954

Santa Elena underground mining	4,115	14,450	18,566
Santa Elena underground ore processing	-	-	-
Santa Elena underground other	6,434	4,288	10,723
Santa Elena underground contingency 25%	2,583	4,685	7,267
Santa Elena underground subtotal	13,132	23,423	36,556

Santa Elena Mill	46,792	-	46,792
Santa Elena Tailings Containment	5,268	-	5,268
Santa Elena Mill Contingency 25%	13,015	-	13,015
Santa Elena Mill Subtotal	65,075	-	65,075

Cruz De Mayo open pit mining	317	-	317
Cruz De Mayo open pit ore processing	757	-	757
Cruz De Mayo open pit other	3,621	-	3,621
Cruz De Mayo contingency 25%	1,173	-	1,173
Cruz de Mayo open pit subtotal	5,867	-	5,867

Total	84,074	26,378	110,452

Operating Costs

The Santa Elena open pit heap leach unit operating costs are shown in Table 12. Operating costs are expected to be approximately US$24.70/t ore over the mine life based on actual costs incurred during 2010 production. The estimate includes a contingency of 5% except smelter costs.

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Table 12 SANTA ELENA OPEN PIT LIFE OF MINE OPERATING COSTS
Item	Life of Mine	Unit Cost
	US$’000	US$/t ore
Mining	54,598.8	11.50
Crushing	11,031.1	2.31
Processing	22,824.8	4.77
G&A	18,224.5	3.81
Reclamation & Closure	2,880.0	0.6
Smelter	2,096.0	0.44
Subtotal	111,655.2	24.28
Contingency 5%	5,478.0	1.15
Total	117,133.2	24.67

LOM unit operating costs for the Santa Elena underground and Cruz de Mayo open pit are shown in Table 13. The estimate includes an overall contingency of 12.8% . The combined expansion project operating costs are expected to be US$43.45/t ore over the mine.

Table 13 EXPANSION PROJECT LIFE OF MINE OPERATING COSTS
Item	Life of Mine	Unit Cost
	US$’000	US$/t ore
Santa Elena open pit mining	55,276.3	11.56
Santa Elena open pit ore processing	107,659.4	22.52
Santa Elena open pit G&A	24,515.5	5.13
Santa Elena open pit smelter	3,809.1	0.80
Santa Elena open pit contingency 7.9%	14,888.9	3.11
Santa Elena open pit subtotal	206,149.2	43.13

Santa Elena underground mining	56,841.4	19.21
Santa Elena underground ore processing	61,559.0	20.80
Santa Elena underground G&A	5,960.6	2.01
Santa Elena underground smelter	3,094.9	1.05
Santa Elena underground contingency 19.6%	24,872.2	8.40
Santa Elena underground subtotal	152,328.1	51.47

Cruz De Mayo open pit mining	3,170.2	3.99
Cruz De Mayo open pit ore processing	5,276.3	6.64
Cruz De Mayo open pit G&A	1,601.1	2.01
Cruz De Mayo open pit smelter	338.0	0.43
Cruz De Mayo open pit contingency 19.3%	2,009.5	2.53
Cruz de Mayo open pit subtotal	12,395.2	15.59

Total	370,872.4	43.45

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Financial Results

The financial analysis results for the Santa Elena Open Pit Phase I Heap Leach operation, shown in Table 14, indicate a pre-tax Net Present Value at 5% of US$69.0 million. The following provides the basis of the estimate:

  Probable Reserves (after 2010 production depletion) totalling 4.79 Mt at an average in-situ grade of 1.81 g/t gold and 75.9 g/t silver (containing 278,560 troy oz gold and 11.7 million troy oz silver) are included,

  A mine life of 65 months,

  An overall average metallurgical recovery rate of 62.9% gold and 41.2% silver,

  An operating cost of US$473/AuEq oz, and

  Sustaining capital of US$5.6 million.

Table 14 SANTA ELENA OPEN PIT PHASE I FINANCIAL MODEL RESULTS
Item	units	Value	per gold ounce	per silver ounce
			$/troy oz	$/troy oz
Production
Gold Sold	troy oz	175,100	-	-
Silver Sold	troy oz	4,748,900	-	-

Revenue
Gold Sales	US$’000	146,164.9	834.85	30.78
Silver Sales	US$’000	70,046.5	400.08	14.75
Gross Sales	US$’000	216,211.4	1,234.93	45.53

Operating Expenses
Mining	US$’000	54,598.8	311.85	11.50
Processing	US$’000	33,855.9	193.37	7.13
G&A	US$’000	21,104.6	120.54	4.44
Smelter	US$’000	2,096.0	11.97	0.44
Contingency	US$’000	5,478.0	31.29	1.15
Total Operating	US$’000	117,133.2	669.03	24.67

Operating Margin	US$’000	99,078.2	565.90	20.86
Capital Costs	US$’000	19,389.1	110.74	4.08
Cash Flow	US$’000	79,689.0	455.16	16.78
Before-tax NPV	5%	67,955.8	388.14	14.31

The financial analysis results for the Expansion Project, shown in Table 15, indicate a before-tax NPV5% of US$131.2 million at base case metal prices of US$1,000 per ounce gold and US$18 per ounce silver. Payback will be in 3 years in 2013. The preceding production schedule information provides the basis of the estimate. The long term metal prices used are US$1,000/oz gold and US$18/oz silver, excluding hedging. Including hedging, the average gold price is US$898.6/oz. NPV is before-tax, although overall taxes are estimated at 25.4% . This includes the Santa Elena open pit reserves.

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Table 15 EXPANSION PROJECT FINANCIAL MODEL RESULTS
Item	units	Value	per gold ounce	per silver ounce
			$/troy oz	$/troy oz
Production
Gold Sold	troy oz	391,200	-	-
Silver Sold	troy oz	16,123,000	-	-

Revenue
Gold Sales	US$’000	356,924	912.4	22.1
Silver Sales	US$’000	290,222	741.9	18.0
Gross Sales	US$’000	647,146	1,654.3	40.1

Operating Expenses
Mining	US$’000	115,546	295.4	7.2
Processing	US$’000	171,286	437.8	10.6
G&A	US$’000	31,873	81.5	2.0
Smelter	US$’000	6,753	17.3	0.4
Contingency	US$’000	41,617	106.4	2.6
Total Operating	US$’000	367,075	938.3	22.8

Operating Margin	US$’000	280,072	715.9	17.4
Capital Costs	US$’000	110,452	282.3	6.9
NSR	US$’000	62	0.2	0.0
Cash Flow	US$’000	169,619	433.6	10.5
NPV	5%	131,259	335.5	8.1

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Sensitivities

The three highest sensitivities to the Expansion Project were metal prices, gold grade/recovery and operating costs (Table 16). At current metal prices of US$1,450/oz gold and US$38/oz silver, the before-tax NPV5% is US$491 million.

Table 16 EXPANSION PROJECT SENSITIVITIES
Item	-15%	-10%	-5%	0%	5%	10%	15%
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gold Price	57,587	68,509	79,431	90,354	101,276	112,199	123,121
Silver Price	62,328	71,670	81,012	90,354	99,696	109,038	118,380
Metal Price	29,561	49,825	70,090	90,354	110,618	130,883	151,147

Gold Grade	47,998	62,117	76,235	90,354	104,473	118,591	132,710
Silver Grade	62,328	71,670	81,012	90,354	99,696	109,038	118,380
Metal Grades	19,972	43,433	66,893	90,354	113,815	137,275	160,736

Gold Recovery	*	62,117	76,235	90,354	104,473	111,710	*
Silver Recovery	*	71,670	81,012	90,354	99,696	109,038	*
Metal Recoveries	*	43,433	66,893	90,354	113,815	130,394	*

Operating Costs	132,949	118,750	104,552	90,354	76,156	61,957	47,759
Capital Costs	104,249	99,617	94,986	90,354	85,722	81,090	76,459

Notes: * Sensitivities are not projected to beyond 10% for recovery items as a variation of this amount is unrealistic.

This Preliminary Assessment is conceptual in nature, as it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of this Preliminary Assessment will be realized.

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4.0	INTRODUCTION AND TERMS OF REFERENCE

EBA Engineering Consultants of Vancouver BC (a Tetra Tech Company, “EBA”), Allard Engineering Services LLC of Tucson, AZ (“Allard”), C. Stewart Wallis, P.Geo (“Wallis”) and Wardrop Engineering Inc. of Vancouver BC (a Tetra Tech Company, “Wardrop”) were commissioned by SilverCrest Mines Inc. (SilverCrest) to prepare an independent National Instrument 43-101 (NI 43-101) compliant Technical Report on the Santa Elena and Cruz de Mayo Expansion Project (“Expansion Project”) to a Preliminary Assessment (“PA”) level, encompassing an underground and open pit expansion operation at Santa Elena, and an open pit operation at the Cruz de Mayo satellite deposit. The Expansion Project is located in the state of Sonora in Mexico. In addition, a SilverCrest update to the Santa Elena Mineral Resources and Reserves is presented which conforms to NI 43-101, 43-101 CP and current CIM definitions for Mineral Resources and Reserves. The effective date of this report is the April 1, 2011.

The Expansion Project contemplates the installation of a conventional Milling-Agitation Leach-CCD-Merrill Crowe facility (the “Mill”) processing facility at the Santa Elena mine with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility.

Comments with respect to Phase II, Phase III and Phase IV of the Preliminary Assessment in this Technical Report are conceptual in nature and there is no assurance that economic recovery of estimated resources will be achieved. Generally, the accuracy of this Preliminary Assessment estimation is in the order of plus or minus 30%. The Phase I open pit heap leach has been successfully constructed and is in the commissioning stage of operations. The expansion project contemplates, at a minimum, the shoring of General and Administrative costs between Santa Elena and Cruz de Mayo.

The Santa Elena Open Pit Mineral Resources and Reserves were updated in the 2011 Technical Report by SilverCrest. These Mineral Resources and Reserves have been validated by James Barr, P.Geo. for inclusion into this PA.

Units of measurement used in this report conform to the SI (metric) system. All currencies in this report are in United States dollars (US$) unless otherwise noted. All ounces (oz) referred to are troy ounces. Abbreviations used in this report are presented in Table 17.

Table 17 LIST OF ABBREVIATIONS
Unit Symbol	Unit	Unit Symbol	Unit
μm	micron	kg	kilogram
μ	micro-	km	kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kph	kilometre per hour
μg	microgram	L	litre
A	ampere	lb	pound
AuEQ	Gold equivalent	m	meter

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Table 17 LIST OF ABBREVIATIONS
cal	calorie	M	mega (million)
cfm	cubic feet per minute	min	minute
cm	centimetre	masl	metres above sea level
d	day	mm	millimetre
Ø	diameter	mph	miles per hour
dmt	dry metric tonne	VA	volt-amperes
ft or ‘	foot	oz	Troy ounce (31.103478 grams)
g	gram	ppm	part per million
G	giga (billion)	ppb	part per billion
Gal	imperial gallon	RL	relative elevation
ha	hectare	s	second
hr	hour	t	metric tonne
HP	horsepower	US.Gal	United States gallon
in or “	inch	V	Volt
J	joule	W	Watt
k	kilo (thousand)	wmt	wet metric tonne

5.0	RELIANCE OF OTHER EXPERTS

5.1          PRELIMINARY ASSESSMENT FOR EXPANSION PROJECT

This Preliminary Assessment has been prepared by EBA and other independent qualified representatives. EBA and co-authors have relied upon others for information contained within this report. Information from third party sources is footnoted, quoted as a report in the text or referenced. EBA makes no guarantees nor does EBA warrant the reliability of any such reports or information. EBA used information from these reports under the assumption that they were prepared by Qualified Persons. The information, opinions, estimates, and conclusions contained herein are based on:

  Information available at the time of preparation of this report.

  Assumptions, conditions, and qualifications as set forth in this report.

  Data, reports, and other information supplied by SilverCrest and other third party sources.

  Technical report covering the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico (August 2008) by Scott Wilson Roscoe Postle Associates.

  Technical report covering the Resource update for the Santa Elena Property, Sonora, Mexico (February 2009) by N. Eric Fier, C.P.G., P.Eng.

  Technical report covering the Resource for the Cruz de Mayo Property, Sonora, Mexico (December 2007) by Scott Wilson Roscoe Postle Associates.

  Technical report covering the Mineral Resource and Reserve for the Santa Elena Property, Sonora, Mexico (May 2011) by SilverCrest.

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For the purpose of this report, EBA and others have relied on property ownership information provided by SilverCrest. This PA was completed with the reliance on the following Independent Qualified Persons (QP’s):

  P. James F. Barr, P.Geo., EBA, has read, reviewed and is responsible for Sections 9.0, 10.1, 11.1, 12.1, 13.1, 14.1, 15.1 and 16.1 which have been extracted from the Independent NI 43- 101 Pre-Feasibilty Study written by Scott Wilson Roscoe Postle Associates (2008), and he has read, reviewed and is responsible for Section 19.1 which has been prepared by SilverCrest for the purpose of this report.

  C. Stewart Wallis, P.Geo., responsible for Sections 10.2, 11.2, 12.2, 13.2, 14.2, 15.2, 16.2 and 19.2.

  Geoff Allard, P.Eng., is the QP responsible for portions of Section 18.0, Mineral Processing and Metallurgical Testing. Final process unit operation selection and sizing was completed by Wardrop and is preliminary in nature but acceptable for a PA level report.

  John Chow, MAusIMM, EBA, responsible for all sections of this report apart from areas which are explicitly claimed by other Independent Qualified Persons.

       Other authors include:

  Andre De Ruijter, P.Eng., Senior Metallurgical Engineer, Wardrop.

  Graham Wilkins, P.Eng., Senior Transportation Engineer, EBA.

  Dustin Smiley, EIT, Mining Engineer, EBA.

John Chow, MAusIMM, visited the Santa Elena and Cruz de Mayo properties between June 18th and June 24th, 2010. This period was spent in the SilverCrest on site mine production offices, Santa Elena operation, Cruz de Mayo exploration drill pads and inspection of existing open pit infrastructure.

Geoff Allard, P.E., has been on the Santa Elena site on numerous occasions over the last 12 months, however, has not visited the Cruz de Mayo site.

C. Stewart Wallis, P. Geo., was at Cruz de Mayo in 2007 while completing the 2007 Cruz de Mayo Technical Report.

P. James F. Barr, P. Geo., has visited the Santa Elena property in November, 2010, February, 2010, and most recently between May 8th and 10th, 2011, and he has visited the Cruz de Mayo property once on May 10th, 2011. Mr. Barr’s time was spent with mine Geologists and Engineers to review drill core, local geology, site layout and the geological databases relating to the properties that are the subject of this report.

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6.0	PROPERTY LOCATION AND DESCRIPTION

6.1          SANTA ELENA MINE

6.1.1 Santa Elena Location

The Santa Elena mine site is approximately 150 km northeast of the state capital city of Hermosillo, Sonora, Mexico near the intersection of 30º 01' north latitude, and 110º 09' west longitude (Figure 1). The community of Banamichi is located 7 km west of the property. The area is covered by the INEGI “Banamichi” 1:50,000 topographic map H12-B83.

APRIL 1, 2011

UNITED STATES OF AMERICA
MEXICO
Nogales
Mexico 15
Mexico 2
Cananea Mine
La Carida Mine
Cruz de Mayo
Santa Elena
Cumpas
Carretera Federal 14
Hermosillo
United States of America
Los Angeles
San Diego
El Paso
Hermosillo
Chihuahua
Gulf of Mexico
Mexico
North Pacific Ocean
Mexico City
Belize
500000
550000
600000
650000
700000
3450000
3400000
3350000
3300000
3250000
3200000

LEGEND

- Site Location
- Other Mines
- Populated Place
- Road
- Paved Highway
- International Border

N
W E
S

NOTES
Base data source: EarthSat Imagery (ESRI, 1998-2002).

SANTA ELENA EXPANSION PROJECT

Site Locations

PROJECTION	DATUM
UTM Zone 12	NAD83

Scale: 1:1,500,000

25 12.5 0 25

Kilometres

FILE NO.
V15101018_Figure01_LocationMap.mxd

PROJECT NO.	DWN	CKD	REV
V15101018.013	SL	DS/MO	0

OFFICE	DATE
EBA-VANC	April 15, 2011

SilverCrest

eba A TETRA TECH COMPANY

Figure 1

APRIL 1, 2011

6.1.2 Santa Elena Mineral Concessions and Property Agreements

The property consists of six contiguous concessions with a total nominal area of 3,160 ha (Table 18, Figure 2). The concessions are registered with Mexico Mines Registry in Hermosillo and Mexico City in the name of Nusantara de Mexico S.A. de C.V. (Nusantara), a wholly-owned subsidiary of SilverCrest. Nusantara filed the Santa Elena 7 concession which surrounds the five other concessions. All concessions were ground surveyed by a registered land surveyor at the time of staking.

Table 18 SANTA ELENA CONCESSION
Concession Number	Date	Concession Name	Owner	Size (ha)
192174	1983	Santa Elena	Nusantara de Mexico	24.19
178094	1983	Santa Elena No 4 Fraccion Se	Nusantara de Mexico	0.06
176544	1983	California	Nusantara de Mexico	18
221460	1995	Elena 5	Nusantara de Mexico	399.87
223533	2003	Santa Elena 6	Nusantara de Mexico	858.19
227239	2006	Santa Elena 7	Nusantara de Mexico	1,859.63
180494	1983	Santa Elena No 3 Fraccion Sw	Tungsteno de Baviacora	0.06*
			Total	3159.94

* This concession has been assigned to Nusantara de Mexico, therefore, is owned by them and awaits official registration as of May 2011. This concession is not material to the land package and is not located within the current resources our facilities.

New mining regulations in Mexico were signed February 2005 and put into effect in January 2006, and provide all concessions in Mexico to be valid for a period of 50 years. Taxes which are based on the surface area of the concession, are due in January and June of each year at a total annual cost of approximately $10,000. All tax payments have been paid to date.

On December 8, 2005, Nusantara had the right to acquire a 100% interest in the Santa Elena property from Tungento de Mexico SA de CV.

On November 12, 2007, Nusantara signed an agreement with the Community of Banamichi (Ejido) for a 20 year lease on surface rights for a maximum of 841 ha with respect to exploration and exploitation. Lease payments were dependent (at Nusantara’s discretion) on the number of hectares required for a given year. A minimum of 285 ha was required for exploitation. The annual cost per year ranged from approximately $55,000 to $160,000 dependent on the number of hectares required. A payment of approximately $55,000 had been made to initiate the agreement and cover the first year of the lease. Lease obligations have been met to date.

On August 14, 2009, Nusantara elected to exercise its option to complete the acquisition of the Santa Elena property by making a final payment of $2.1 million to the vendors in cash and SilverCrest shares. SilverCrest through Nusantara now owns a 100% interest in the property. Approximately 40% of the acquisition costs were paid in common shares at SilverCrest’s option. The total cost to acquire the property was $4 million. There were no applicable work commitments or underlying royalties to the property owners.

APRIL 1, 2011

Los Nogales
La Cruz
Bajio de Campa
ELENA 7
El Sallo
(Abandonada)
ELENA 6
ELENA 5
Santa Elena Mine
SANTA ELENA
Bajios
Santa Elena
CALIFORNIA
El Chapo
ELENA 6
La Tinaja
LEGEND
Site Location
Current Permit Area for Operations
Claim Boundary
Contour (20 m)
Road
Watercourse
Waterbody
NOTES
Base data source: Topographic sheet H12B83.
N
W
E
S
SANTA ELENA EXPANSION PROJECT
Santa Elena Property Map
PROJECTION
UTM Zone 12
DATUM
NAD83
Scale: 1:40,000
Meters
FILE NO.
V15101018_Figure02_PropertyMapSE.mxd
PROJECT NO.
V15101018.013
DWN
SL
CKD
DS/MD
REV
0
OFFICE
EBA-VANC
DATE
April 12, 2011
eba
A TETRA TECH COMPANY
Figure 2

APRIL 1, 2011

6.1.3 Santa Elena Environmental Liabilities and Permitting

Currently, SilverCrest has maintained all of the necessary permits for exploration and facilities at the Santa Elena mine site. Additionally, a Manifestacion de Impacto Ambiental (MIA) was submitted to SEMARNAT in early 2008 (Hurtado 2008) and approved June 2009.

A mining concession in Mexico does not confer any ownership of surface rights. However, use of surface rights for exploration and production can be obtained under the terms of various acts and regulations if the concession is on government land. The Santa Elena concessions are located on Ejido (community or co-op) land, and as of November 12, 2007, an agreement with the surface owners have been signed which allows SilverCrest access and authorisation to complete mining exploration activities.

Work permits required for the exploration work have been obtained. The Mexican government issues an environmental permit (Environmental Assessment) for all proposed exploration work and a follow up inspection of required reclamation.

6.2          CRUZ DE MAYO PROPERTY

6.2.1 Cruz de Mayo Location

The Cruz de Mayo property is approximately 170 km northeast of the state capital city of Hermosillo, Sonora, Mexico, near the intersection of 30º 12' north latitude, and 109º 50’ west longitude (Figure 1). The community of Cumpas is located 12 km southeast of the property. The area is covered by the INEGI (Instituto Nacional de Estadística, Geografía e Informática) “Agua Cliente” 1:50,000 topographic map H12-B84.

The property is approximately 35 km from the Santa Elena property, 180 km by paved road.

6.2.2 Cruz de Mayo Mineral Concessions and Property Agreements

The property consists of two concessions with a total nominal area of 452 ha (Table 19). The Cruz de Mayo concessions are contiguous within the area (Figure 3). The concessions are registered with Mexico Mines Registry in Hermosillo and Mexico City in the name of Nusantara de Mexico, S.A de C.V. (Nusantara), and Minera Looker, S.A. de C.V (Minera Looker). Nusantara, a wholly-owned subsidiary of SilverCrest, has an option agreement to acquire the concession held by Minera Looker. The concessions are ground surveyed by a registered land surveyor at the time of staking.

Table 19 CRUZ DE MAYO CONCESSION
Concession Number	Inception Date / Expiry Date	Concession Name	Owner	Size (ha)
224223	April 2005 / April 2055	Cruz de Mayo 2	Nusantara SA de CV	434
165535	October 1979 / October 2029	El Gueriguito.	Minera Looker SA de CV	18
			Total	452

The Cruz de Mayo 2 concession was purchased in 2005 for approximately $10,000 from Mineral Cascabel, S.A. de C.V., a Mexican geological consulting company. No further obligations exist.

APRIL 1, 2011

Pursuant to an agreement dated November 19, 2010 with Minera Looker, the Company has an option to acquire a 100% interest in the El Gueriguito concession for US$1,000,000, which is payable in staged payments (US$65,000 is payable by November 19, 2011 (of which US$20,000 has been paid); and US$50,000 is payable each anniversary date thereafter until the purchase price is fully paid). There are no applicable work commitments in respect of the El Gueriguito concession. The El Gueriguito concession is subject to a 2.5% net smelter return (NSR) royalty in favour of Minera Looker to a maximum of US$1,000,000. If commercial production commences, all payments on account of the NSR shall be contributed towards the purchase price and the NSR shall terminate upon full payment of the purchase price.

6.2.3 Cruz de Mayo Environmental Liabilities and Permitting

Development of the Cruz de Mayo Project will require a number of permits to comply with the laws and regulations established for Mexico and the state of Sonora. A program to characterize baseline environmental and social conditions in the area and the preparation of a Manifestación de Impacto Ambiental (MIA), describing potential impacts to the environment that may occur as a result of the Cruz de Mayo Project, will also be required.

Currently, SilverCrest has maintained all of the necessary permits for exploration and facilities at the Cruz de Mayo property.

APRIL 1, 2011

809000
810000
811000
812000
3343000
3342000
3341000
3340000
la Cienaguita
C. Agua de Enmedio
Cruz de Mayo
C. el Güeriguito
Minas
el Güeriguito
El Güeriguito
A. Corral Viejo
Las Cabras
N
S
E
W

LEGEND

- Site Location
- Sept 27 LG Shell
- SilverCrest Claim Boundaries
- Other Claim Boundaries
- Contour (20 m)
- Road
- Watercourse
- Waterbody

NOTES
Base data source: Topographic sheet H12B84.

SANTA ELENA EXPANSION PROJECT

Cruz de Mayo Property Map

PROJECTION	DATUM
UTM Zone 12	NAD83

Scale: 1:25,000
500 250 0 500
Meters

FILE NO.
V15101018_Figure03_PropertyMapCM.mxd

PROJECT NO.	DWN	CKD	REV
V15101018.013	SL	DS/MO	0

OFFICE	DATE
EBA-VANC	April 13, 2011

A TETRA TECH COMPANY

Figure 3

Q:\Vancouver\GIS\ENGINEERING\V151\V15101018_SilvercrestMaps\01\V15101018_Figure03_PropertyMapCM.mxd

APRIL 1, 2011

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1          ACCESSIBILITY

The Santa Elena property can be accessed easily year round by paved highways 90 km east from Hermosillo to Ures, then 50 km north along a paved secondary road to the community of Banamichi, then by a gravelled maintained road 7 km east to the mine site.

The Cruz de Mayo property can be easily accessed year round by paved highways east from Hermosillo to Ures, then 70 km northeast along a paved secondary road to the community of Cumpas, then by a gravelled maintained road 12 km northwest of Cumpas to the mine site.

7.2          CLIMATE

The climate for both properties is typical Sonoran desert, with a dry season from October to May. Average rainfall is estimated at 300 mm per annum. There are two wet seasons, one in the summer (July to September) and another in the winter (October to May). The summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from 10ºC to 40ºC. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area.

7.3          LOCAL RESOURCES

Water for the Santa Elena property is available from groundwater from local groundwater sources. Water rights have been purchased for the local source and the nearby Sonora River approximately 7 km west of Santa Elena.

Water for the Cruz de Mayo property is expected to be available from local water wells. Water for production is anticipated to be available from groundwater sources, a future reservoir or the nearby river approximately 7 km east of Cruz de Mayo. This has not been validated by field test work.

A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena operation. Additional power for production would need to be provided by diesel generators or transmission line upgrades from the town of Ures for the Santa Elena operation and from the town of Nacozari for the Cruz de Mayo operation. Sufficient area is available for an additional processing plant and other infrastructure.

The mining centre of Cananea is the closest sizable urban area (pop. est. 30,000), and is located approximately 100 km north by road from the Santa Elena mine site. Most services and supplies are available in Cananea, but it may be necessary to go to Hermosillo, 150 km southwest of the property, for heavy machine shop, fabrication, and engineering services. Both communities are considered exploration and mining centres. Alternatively, Tucson Arizona is approximately a 4 hour drive north from the Santa Elena mine site.

Northern Mexico has significant precious and base metal mines and there is a significant workforce of trained mining and processing personnel.. Many of the trades and skills learned in the region would be transferable to the new operations. The nearby Cananea and La Caridad mines are considered some of the largest mines in North America.

APRIL 1, 2011

7.4          INFRASTRUCTURE

The Santa Elena open pit heap leach mine was constructed in 2009-2010. Facilities at the mine consist of:

  7 km long main access road from paved highway and local community of Banamichi;

  2,500 tpd ore open pit mine,

  Waste dump with the estimated capacity of 35 million tonnes,

  3-stage crusher,

  Lined and certified leach pad,

  Lined and certified barren and pregnant solution pond,

  Lined and certified emergency pond designed for 100 year event,

  Merrill Crowe plant and refinery,

  On-site laboratory for production and exploration work,

  Administration office,

  Diesel generators, and;

  All required piping, power and security.

At Santa Elena, a double-compartment, vertical shaft was excavated during the early 20th century. This shaft was reported to have been sunk to a depth of 450 m. However, there is speculation that the actual depth is 450 ft as it correlates with the depth of the mineralised structure. The shaft is either bulk headed or caved near the surface. All core from drilling is stored on site.

The Cruz de Mayo property has several buildings on site used for diamond drill core and reverse circulation drill chip sample storage. There is no electric power on site. A natural spring is located near the camp with observable but unmeasured water flows. A small water reservoir is located approximately 3 km northwest of the property used for agriculture.

7.5          PHYSIOGRAPHY

Both Santa Elena and Cruz de Mayo properties are located on the western edge of the north-trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 m ASL to 1,000 m ASL. The properties are located on the range front at a low elevation in relation to the mountains immediately east and west respectively.

Vegetation is scarce during the dry season. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas. Photos 1 and 2 highlight the general topography and vegetation of the region during July.

APRIL 1, 2011

Photo 1

General topography of the region

Photo 2

Typical vegetation of the Sonora Desert in July

APRIL 1, 2011

8.0	HISTORY

8.1          HISTORY, SANTA ELENA MINE

This section has been re-written from Fier, 2007, who conducted much of the original research into historical work on the property through archived company and government records. EBA has not independently reviewed the information nor verified any reported historical grade or production values. EBA feels these historic numbers are insignificant and irrelevant in scale to the current and future production at the Santa Elena Mine. Although minor amounts of historic production is evident at the Santa Elena Mine, the documentation in support of this work is sparse and where available is not detailed. This historic work can therefore not be relied upon for future projections of economic viability of the Santa Elena property and must be taken in context with the recent, verified and validated information collected by SilverCrest and previous NI 43-101 Technical Report filings.

Earliest records of work on the property are from the late 19th to early 20th century when an English company by the name of Consolidated Fields operated a mining operation at Santa Elena until the onset of the Mexican Revolution in 1910. It is estimated that the most extensive underground development on the property occurred during this period. The development included a 450 ft (137 m) two compartment shaft, a single compartment 100 m inclined shaft, and eight to nine working levels at a spacing of approximately 15 m to 20 m with numerous cross-cuts and raises. The two compartment shaft is caved near the surface and depth has not been verified. Four of the levels (surface to 75 m in depth) and a total of approximately 1.5 km of development were accessed by SilverCrest in 2006. The recent commencement of open cut mining has made the underground workings unsafe to enter. Stoping in the upper accessible levels has removed an estimated 57,000 tonnes determined by a void survey conducted by SilverCrest in 2010. No detailed production records are available for the Consolidated Fields work; however, SilverCrest estimates that approximately 25,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite.

During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property. No records are available for this drilling.

During the early 1980’s, Tungsteno de Baviacora (Tungsteno) mined 45,000 tonnes grading 3.5 g/t gold and 60 g/t silver from an open cut at Santa Elena. This material was shipped for processing to the company’s flotation mill near Baviacora, approximately 30 km southwest of Santa Elena. The 50 ton (short ton) per day mill was specifically built for processing tungsten ores from a nearby deposit from 1977 to 1983. The tonnage from Santa Elena was supplemental to the tungsten production. Very limited records from the production are available but the owner has stated that recovery was adequate for the Santa Elena tonnage but that some metal concentration still remains in the tailings on site.

Since 2003, Tungsteno has periodically surface mined high silica/low fluorine material from Santa Elena and shipped it to the Grupo Mexico smelter in El Tajo near Nacozari, approximately 60 km to the northeast.

During 2003, Sergio A. Trelles Monge, CPG and Qualified Person conducted an exploration program for Tungsteno at Santa Elena. Sr. Trelles was not considered an “independent” QP for the

APRIL 1, 2011

purposes of this work. The program consisted of the collection of 117 surface and underground samples. A sample summary report is available for review but sample lengths and locations are not clear. This data is considered unreliable and has not been used for the purposes of this PA.

In late 2003, Nevada Pacific Gold Inc. of Vancouver B.C. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. The property remained under control of Tungsteno. This data is considered unreliable and has not been used for the purposes of this PA.

In early 2004, Fronteer Development Group of Vancouver, B.C., completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS Chemex of Hermosillo, Mexico. The property remained under control of Tungsteno. This data has been used by SilverCrest for exploration purposes only and has not been used in this PA.

On December 8, 2005, SilverCrest, using its 100% owned subsidiary Nusantara, entered into an option agreement with Tungsteno to acquire a 100% interest in the Santa Elena property through staged option payments over 5 years. SilverCrest completed payments as per the terms of the agreement in August of 2009. SilverCrest has been extensively evaluating the property since 2005.

8.2          HISTORY, CRUZ DE MAYO

This section has been re-written from Fier and Wallis, 2007, who conducted much of the original research into historical work on the property through archived company and government records. EBA has not independently reviewed the information nor verified any reported historical grade or production values. EBA feels these historic numbers are insignificant and irrelevant in scale to the Mineral Resource Estimate on file (Fier and Wallis, 2007) for the Cruz de Mayo Deposit. Although minor amounts of historic production is evident at the Cruz de Mayo Deposit, the documentation in support of this work is sparse and where available is not detailed. This historic work can therefore not be relied upon for future projections of economic viability of the Cruz de Mayo property and must be taken in context with the recent, verified and validated information collected by SilverCrest and previous NI 43-101 Technical Report filings.

During the late 19th to early 20th century, an unnamed company operated the Cruz de Mayo mine until it was abandoned at the onset of national instability due to the Mexican Revolution of 1910. During this period, underground development work was completed including four adits (Uno, Dos, Tres and Cuatro) for a total of approximately 600 m of excavation. All adits except Adit Dos are caved and inaccessible.

Verbal accounts from local sources indicate that some small scale mining was undertaken on the Cruz de Mayo property between 1945 and 1970. Unofficial reports suggest that approximately 5,000 tonnes of ore mined from the Cruz de May Deposit were shipped to the nearby La Caridad smelter for flux at a grade of 0.5 g/t gold and 150 g/t silver. No official records exist of this and no old tailings remain onsite.

During the 1970’s and 1980’s, Tormex Development Inc. (Tormex) of Toronto, Canada, drilled 16 core holes on the property in two programs. The first program consisted of five holes totalling 419.7 m and the second program consisted of 11 holes totalling 452.2 m. Detailed core logs are available for the first five holes, with cross-sectional information. Composite assay results are available for the

APRIL 1, 2011

remaining 11 holes. This information has not been validated by SilverCrest and has not been used in this PA.

The property has been dormant since the early 1990’s. Underground channel sampling was completed by Minera Looker in the early 1990’s and consisted of approximately 60 samples in Adit Dos. The average grade of these samples was estimated by Minera Looker at 0.45 g/t gold and 159 g/t silver. Sampling locations have not been verified at this time and have not been used in this PA.

In April of 2005, SilverCrest purchased the Cruz de Mayo 2 concession, which covers the Cruz de Mayo Deposit, for approximately $10,000 from Mineral Cascabel, S.A. de C.V., a Mexican geological consulting company along with all available historic data. SilverCrest has conducted exploration work on the property since 2005.

9.0	GEOLOGICAL SETTING

9.1          REGIONAL GEOLOGY

The State of Sonora is dominated by three physiographic provinces, which trend north-south and parallel the Sierra Madre Occidental. The property is located in the Basin and Range Province, which is part of the Sonora Desert subprovince, while the other two provinces consist of the Transitional Zone and the High Plateau (Figures 4 and 5).

The Late Proterozoic rifted continental margin of the North American plate lies approximately 120 km west of the property area. The passive continental margin was the depositional site of a thick sequence of shallow marine shelf carbonate and siliclastic rocks, which is overlain by volcanic and volcaniclastic formations. The rocks resulted from east-directed subduction of the Farallon Plate beneath the North American plate during the Early and Middle Jurassic and concurrent continental arc volcanism. A large crustal-scale shear zone termed the Mojave-Sonora Megashear is thought to be the result of reactivation of the North American Plate margin. Left lateral movement along this northwest trending shear likely placed the North American craton against the Caborca Terrane, which is located to the west.

A thick succession of shallow marine siliclastic and carbonate sediments (the Bisbee Group) was deposited in the northwest trending rift-basin which is believed to have resulted from the back-arc extension during Late Jurassic time. These sediments filling the rift basin (Chihuahua trough) were overlain by intermediate to felsic rocks during the Late Cretaceous to Middle Tertiary time.

The northwest trending shear and associated faults appear to be an important control on mineralization in the region. The structural separation along the faults localized the conduits for mineral bearing solutions. The heat source for the mineralizing solutions was likely from the plutonic rocks which are common in Sonora. These intrusives are considered batholithic and calc-alkaline, volcanic-arc plutons which are Middle Jurassic to Tertiary in age. There are several major copper porphyries hosted by these intrusions located at Cananea, Nacozari and La Caridad.

EBA has read and has verified that the description above is true and representative of the Geological Setting for the Central area of the State of Sonora, Mexico, where the Santa Elena and Cruz de Mayo Deposits are located.

APRIL 1, 2011

Santa Elena Project
TmCgp-B
La Cordradita
Jr(?)R-Ar
JsAr-Lm
EL CANELO
EL RAYO
C. EL COBRE
C. LA RAJA
La Fortuna
MOTEPORI
PERLITA
La Reforma
Qal
ToR-TR
TsTR-R
LA ESTRELLA
SiO2
(BR.07.SC)
SILI-OXID
Las Norias
Las Delicias
QptCgp
TmCgp-Ar
LA COLORADA
Pb,Zn,Cu
(VT.07.SF)
El Carrizo
Las Calaveras
Escuela Tecnologica Agropecuaria
EL COLMILLO
LA ELENA
EL ERMITAÑO
EL SAUSITO
EL CARRIZO
LAS PARCITAS
HUEPAC
RANCHO DE HUEPAC
El Jojobal
EL ÁLAMO
SANTA ROSA
MINA GRANDE
LA PLOMOSA
SAN FELIPE
KsA-Ar
TeGr

LEGEND

Quaternary

Qal	Alluvium
QB	Basalt

Tertiary

QptCgp / TmCgp-B	Conglomerate polymictic basalt
TtR-TR / TsTR-R	Rhyolite - Tuff
TPA	Porphyry andesitic

Upper Cretaceous

KsTpaGr-Gd	Granite - Granodiorite
KsTpaA-Ar	Andesite - Sandstone
KsaA-TA	Andesite - Sandstone

0 5 km

N S E W

NOTES

Source: Technical Report on the Santa Elena Property, Sonora, Mexico. Scott Wilson RPA, November 2008 (Figure 7-1).

CLIENT

SilverCrest Mines

SANTA ELENA EXPANSION PROJECT

Regional Geology
Santa Elena

eba
A TETRATECH COMPANY

PROJECT NO	DWN	CKD	REV
V15101018.013	SL	DS/MO	0
OFFICE	DATE		
EBA-VANC	April 15, 2011		

Figure 4

APRIL 1, 2011

Cruz de Mayo
Santa Elena
LEGEND
CUATERNARIO
ALUVION
ARESENICA-LIMOLITA
BASALTO
CONGLOMERADO POLIMICTICO
TERCIARIO
NEOGENO
CONGLOMERADO POLIMICTICO-ARENISCA
CONGLOMERADO POLIMICTICO-BASALTO
BASALTO
PALEOGENO
BASALTO
TOBA RIOLOTICA-IGNIMBRITA
BASALTO
RIOLITA-TOBA RIOLITICA
ANDESITA-TOBA ANDESITICA
ANDESITA-TOBA TRAQUITICA
CONGLOMERADO POLIMICTICO-ARENISCA
TERCIARIO PAL.-CRETACEO SUP.
ANDESITA-ARENISCA
ANDESITA-TOBA ANDESITICA
RIOLITA-TOBA RIOLOTICA
CRETACICO SUPERIOR
ARENISCA-CONGLOMERADO POLIMITICO
INFERIOR
ARENIZCA-CALIZA
CALIZA-LUTITA
ARENISCA-LUTITA
CRETACICO INF.-JURASICO SUP.
CONGLOMERADO POLIMICTICO-ARENISCA
JURASICO SUPERIOR
ANDESITA-ARENISCA
PERIM.-DEVO.
CALIZA-ARENISCA
PROTEROZOICO MEDIO
ESQUISTO-GNEIS
ROCAS IGNEAS INTRUSIVAS
GRANITO-GRANODIORITA
PORFIDO MONZONITICO
PORFIDO MONZONITICO
GRANODIORITA-DIORITA
PORFIDO ANDESITICO
GRANITO-GRANODIORITA

CLIENT

SilverCrest

SANTA ELENA EXPANSION PROJECT

Regional Geology
Cruz de Mayo

eba
A TETRA TECH COMPANY

PROJECT NO.	DWN	CKD	REV
V15101018.013	SL	DS/MO	0
OFFICE	DATE		
EBA-VANC	April 13, 2011		

Figure 5

NOTES
1. Source: Nusantara de Mexico S.A. de C.V.
2. Drawing name: "Geology", October 2008

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APRIL 1, 2011

9.2          LOCAL GEOLOGY AND PROPERTY GEOLOGY

9.2.1 Local Geology, Santa Elena Mine

The primary rock types observed on the property are the Tertiary andesite and rhyolite flows (Figures 6 and 7). These units have been uplifted and strike north-south with a dip of 10º to 45º east.

All the volcanic units in the immediate area of the Santa Elena deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone.

The main mineralized zone is associated with an east-west structure cross-cutting the volcanic units. The structure is approximately 1.2 km in length with a width from 1 m to 35 m averaging approximately 15 m. The structure dips from 40º to 60º to the south and has been drill-tested to a down-dip depth of approximately 600 m from surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections and along a northwest trend.

Andesite and granodoritic dikes have been identified at the Santa Elena deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated.

The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization.

In late 2007, a geophysical induced polarization (IP), resistivity and magnetometer survey was completed by Pacific Geophysical Ltd. of Vancouver B.C. Results showed that the Main Zone is a resistivity high (silica) and IP low (minor sulphides) which can be traced for approximately 1.2 km along strike of the zone.

EBA has visited the open pit mining operations at Santa Elena and has reviewed recent drill core from the property and can verify that the description above is representative of the Local Geology of the Santa Elena Deposit. EBA has not conducted a detailed geological field investigation of the property or a detailed review of drill core.

APRIL 1, 2011

Q:\Vancouver\GIS\ENGINEERING\V151\V15101018_Silvercrest\Maps\013\V15101018_Figure06_SE_LocalGeol.mxd

580600
580800
581000
581200
581400
581600
3321800
3321600
3321400
3321200
A'
A
N
S
E
W

LEGEND

Watercourse	Old Tailings Zone (circa 1898)
Road	Alluvium
Contours	Rhyolite and Rhyolite Tuffs (Silicified)
Major (5m)	Andesite Tuffs and Volcanic Breccias
Minor (1m)	Mineralized Quartz Structure (Main Zone)
	Mineralized Quartz Stockwork (Footwall Zone)

NOTES

1. Base data source:
   Nusantara de Mexico S.A. de C.V.,
   Geological Map (December, 2009)
2. Refer to Figure 7 for Cross-Section A-A'

Scale: 1:5,000

100 50 0 100

Meters

PROJECTION: UTM Zone 12

DATUM: NAD83

FILE NO.: V15101018_Figure06_SE_LocalGeol.mxd

A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

Local Surface Geology
Santa Elena

PROJECT NO.	DWN	CKD	REV
V15101018.013	SL	DS/MO	0

OFFICE	DATE
EBA-VANC	April 15, 2011

Figure 6

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3321350 N
3321400 N
850 M
800 M
750 M
FOOTWALL MINERALIZATION
OPEN CUT
SE 06-06
12.2 M @ 4.8 gpt AU
77 gpt AG
LEVEL 1 (ADIT)
MAIN MINERALIZED ZONE
14.5 M @ 1.6 gpt AU
72 gpt AG
LEVEL 2
28.33 M @ 2.58 gpt AU
82.9 gpt AG
13.5 M @ 1.2 gpt AU
53 gpt AG
LEVEL 3
2.34 M @ 0.87 gpt AU
6.60 gpt AG
8.9 M @ 1.2 gpt AU
36 gpt AG
LEVEL 4
1.33 M @ 1.21 gpt AU
16.80 gpt AG
0 m
25 m
LEVEL
COMPOSITE CHANNEL SAMPLES
QUARTZ VEINING
ANDESITE
GOLD MINERALIZATION (VEINS & BRECCIA)
DUMP
NOTES
SANTA ELENA EXPANSION PROJECT
Santa Elena Cross Section A-A'
581100E Looking West
PROJECT NO
V15101018
DWN
MO
CKD
JRC
REV
0
OFFICE
EBA-VANC
DATE
April 13, 2011
Figure 7

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 07 - SE Cross Section.docx

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9.2.2 Local Geology, Cruz de Mayo Property

The primary rock types observed on the property are the Tertiary andesite and rhyolite flows (Figures 8 and 9). These units have been uplifted and thrust faulted and strike approximately north-south with a dip of 10º to 45º west.

All the volcanic units in the immediate area of the Cruz de Mayo deposit exhibit propylitic to silicic alteration. Within the main mineralized zone, widespread silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone.

The mineralized zone is associated with a rhyolite host bed (lithologic control) which strikes approximately north-south, dipping an average of 25º to the west. Underlying the favourable bed is a thrust-fault which may be related to mineralization and has been infilled with quartz and calcite. The mineralized zone is approximately 2.5 km in length with a true width from one metre to 87 m, averaging approximately 30 m. The zone dips from 10º to 30º to the southwest and has been tested to a depth of approximately 200 m from surface. Splaying and cross-cutting northeast trending structures appear to influence mineralization which occurs at intersections and along a northeast trend.

Intrusives have been identified at Cruz de Mayo and include andesite porphyry dikes and granodiorite stocks. The heat source for mineralization appears to be associated with these intrusives.

The main zone is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, and vuggy quartz. Minor breccia is found locally at areas of fault intersections. An unidentified green-yellow mineral (some type of sulfosalt) is associated with silver mineralization. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Significant manganese oxides are located in the southeast part of the mineralized zone near an intrusive contact.

EBA has visited the Cruz de Mayo property and has reviewed recent drill core from the property. The description above is representative of the Local Geology of the Cruz de Mayo property. EBA has not conducted a detailed geological field investigation of the property or a detailed review of drill core.

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ANDESITE
AGGLOMERATE
BRICK
RHYOLITE
ANDESITE PORPHYRITIC
FELDSPAR PORPHYRY
TOPOGRAPHIC CONTOUR
OUTCROP DEFINED
OUTCROP AREA
GEOLOGICAL CONTACT DEFINED
GEOLOGICAL CONTACT INTERPRETED
ADIT
UNDERGROUND WORKINGS
TRUCK ROAD
TOPOGRAPHIC CONTOUR
ROCK DUMP
1 : 2000
NOTES
CLIENT
SilverCrest
SANTA ELENA EXPANSION PROJECT
Cruz de Mayo
Local Geology
PROJECT NO.
V15101018.004
DWN
MO
CKD
JRC
REV
OFFICE
EBA-VANC
DATE
April 10, 2011
Figure 8
eba
A TETRA TECH COMPANY

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A
A'
CM05-2,3
1200 M
1150 M
1100 M
CMR07-32
CMR07-33
5.6 (1.63)
30.0 m
417.4 (12.2)
7.5 m
167.7 (4.9)
13.5 m
488.7 (14.3)
7.5 m
126.4 (3.7)
4.5 m
110.9 (3.23)
58.9 m
100.5
53 (1.54)
4.5 m
100.5
?
LEGEND
Rhyolite
Andesite
Silver Zone
High Grade Silver
417.4, 12.2 / 7.5 m = Ag gpt, Ag opt / Metres
Thrust Fault
0 m
50 m
NOTES
CLIENT
SilverCrest
SANTA ELENA EXPANSION PROJECT
Cruz de Mayo
Cross Section A-A' Looking Northwest
PROJECT NO
V15101018.004
DWN
IVD
CKD
JRC
REV
OFFICE
EBA-VANC
DATE
April 10, 2011
Figure 9
eba
A TETRA TECH COMPANY

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10.0	DESPOSIT TYPES

10.1          DEPOSIT TYPE, SANTA ELENA MINE

Mineralization at Santa Elena occurs as a series of replacements, stockworks and hydrothermal breccias typical of other high level low-sulphidation deposits found in the Sierra Madres and elsewhere in the world such as the La Colorada deposit in Sonora Mexico, El Peñón deposit in Chile, and those deposits occurring in the Midas and Oatman districts of Nevada and Arizona in the USA. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of Au+Ag+Sb+Pb+Zn+Ba+Ca+Mn which is consistent with a high level low-sulphidation system.

The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

A large intrusive that exists approximately 10 km east and north of Santa Elena may be associated with the mineralization.

10.2          DEPOSIT TYPE, CRUZ DE MAYO PROPERTY

Mineralization at Cruz de Mayo occurs as a series of quartz veins and stockworks typical of volcanic dome low-sulphidation deposits found in the Sierra Madres and elsewhere in the world, such as Silver Standard Resources Pitarrilla deposit in Durango, Mexico. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples collected primarily by SilverCrest show a geochemical signature of Ag+Pb+Zn+Cu+Au+Ca+Mn which is consistent with a high level low-sulphidation system.

The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from nearby intrusive(s) followed by deposition of the mineralization by ascending fluids. A large intrusive (granodiorite to granite) that exists approximately 500 m west of Cruz de Mayo may be associated with the mineralization.

11.0	MINERALIZATION

11.1          MINERALIZATION, SANTA ELENA MINE

The Santa Elena deposit is estimated to contain silver and gold with minor lead, zinc and copper. The mineralization in the Main Zone is associated with a structure in Tertiary to Cretaceous felsic volcanics, which is exposed on the surface for approximately 1.2 km with a true width of 1 m to 35 m; averaging 15 m. Underground workings have confirmed mineralization along 400 m of this strike length over an average width of 20 m. The structure consists of multiple banded quartz veins

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and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 g/t silver and 30 g/t gold) appear to be present but require more definition to determine their full extent.

The permeable nature of the fractured zones has allowed oxidation to occur at least 400 m below the surface. The deepest core hole intersected the mineralized zone at approximately 400 vertical metres and shows minor disseminated sulphides and rhodonite suggesting possible primary sulphides with oxidation.

Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone which daylights in the open cut area and plunges approximately 15° to the east coinciding with volcanic bedding dips.

Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the Main Zone and form high grade shoots. Vertical zonation shows gold content decreasing with depth and silver content increasing.

Minor sulphides have been observed only in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show +30% of finely disseminated pyrite with +30% of disseminated and veinlets of calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes (SE 07-20 and 21) intercepting up to 200 m of breccia with a pyrite/calcite matrix. Selective sampling shows some anomalous lead, zinc and copper suggesting a possible mineralized intrusive (porphyry) at depth. Initial results from the 2007 geophysical program indicate deep-seated IP highs. Alteration within the deposit is widespread and pervasive with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite have formed primarily along structures and the fractured-andesite contact, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane.

Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Black calcite can be a significant gangue mineral found within the main mineralized zone. Analysis shows calcite content of up to approximately 15%.

11.2          MINERALIZATION, CRUZ DE MAYO PROPERTY

The Cruz de Mayo deposit contains silver and gold with minor lead, zinc and copper. The mineralization is associated with stockworks in Tertiary to Cretaceous felsic volcanics, which are exposed on the surface for approximately 2.5 km with a true width of one metre to 87 m, averaging 30 m. Underground workings have confirmed silver bearing mineralization along 200 m of this strike length over an average width of 30 m for the low grade (average 34 g/t) and 5 m for the higher grade (>150 g/t). The zone consists of multiple-banded quartz veins and stockworks, with associated silver sulfosalts, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 g/t silver) appear to be present but require more definition to determine their full extent.

The permeable nature of the fractured zones has allowed significant oxidation to occur to at least 150 m below the surface. The deepest core hole intersected the mineralized zone at approximately

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150 vertical metres and shows oxidation. Metal zonation appears to correspond to northwest-trending regional lineaments that are intersected by northeast-trending structures that cross-cut the mineralized zone and form high grade shoots. No vertical zonation is apparent. Minor sulphides have been observed only in a few locations within the mineralized zone.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane. Gangue minerals consist of quartz, calcite, chlorite and fluorite. Analysis shows calcium content of up to 15% in the thrust fault gangue.

12.0	EXPLORATION

12.1          EXPLORATION, SANTA ELENA MINE

Exploration carried out previous to SilverCrest’s acquisition has been discussed in Section 8.0 History and is not repeated here except for clarity purposes.

In 2006 and the first half of 2007, SilverCrest completed an extensive exploration program at Santa Elena and Cruz de Mayo. Santa Elena work included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling as presented in the following sections.

The Santa Elena surface program was conducted in May 2006 under the direction of N. Eric Fier, CPG, P.Eng. A total of 289 samples were collected and analyzed by ALS-Chemex in Hermosillo, Mexico and North Vancouver, BC. This program focused on the identification of mineralization in the footwall (north) of the main mineralized zone. Several areas of additional mineralization were identified for follow up exploration work. The most significant surface mineralized intercepts are presented in Table 20. Independent review of the exploration activities and reported significant intercepts have been previously conducted for the Santa Elena property. No additional exploration has been completed on the property since this independent review. P. James F. Barr, P.Geo., has read the previous reviews and is of the opinion that the previous sampling was supervised by professionals and in general appears to meet accepted industry standards for use in this Preliminary Assessment.

Table 20 SILVERCREST 2006 SURFACE SAMPLING - SANTA ELENA
Trench	From	To	Length	Gold	Gold	Silver	Silver
	m	m	m	g/t	oz/t	g/t	oz/t
T1	0	23	23	0.34	0.01	160.4	4.7
T2	0	10	10	0.19	0.006	74.3	2.2
T2	10	58	48	1.74	0.051	71.8	2.1
T4	0	42	42	1.32	0.038	55.8	1.6
T5	0	12	12	0.19	0.005	35.3	1
T6	0	25	25	0.31	0.009	93.9	2.7
T7	10	40	30	1.81	0.053	15.6	0.5

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T8	0	154	154	0.51	0.015	19.1	0.6
T9	25	45	20	1.05	0.03	4.6	0.1
T10	0	92	92	1.54	0.045	15.7	0.5

12.2          EXPLORATION, CRUZ DE MAYO

In 2006 and the first half of 2007, SilverCrest completed an extensive exploration program at Cruz de Mayo, which included surface mapping and sampling, core drilling and RC drilling as presented in the following sections. Additional exploration RC drilling was carried out in 2008.

Minor surface sampling was completed for Cruz de Mayo in June 2006 under the direction of N. Eric Fier, CPG, P.Eng. Sampling was designed to follow up on previous surface results reported by Tormex during the 1970’s. A limited number of SilverCrest results were consistent with Tormex results. C. Stewart Wallis, P.Geo. is of the opinion that the previous sampling was supervised by professionals and in general appears to meet accepted industry standards.

13.0	DRILLING

13.1          DRILLING, SANTA ELENA MINE

SilverCrest completed a core drill program in early 2006 consisting of 19 holes totalling 2,572 m. Drilling was completed by Major Drilling de Mexico, a subsidiary of Major Drilling Canada of Ontario using a Longyear 38 drill and associated support equipment.

Core holes (NQ size) were drilled on 100 m sections along the east-west trending strike of the mineralized zone. All holes but two were drilled north at angles from -45 to -70º. Periodic down hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation.

Of the 19 core holes, 17 were drilled perpendicular to the mineralized structure at 45 to 70º. At this drill angle, most of the intercepts are considered to be at or near true thickness of mineralization. During the 2006 drill program, several old underground workings (voids) were intercepted with little to no recovery (Table 21). These voids were included in the geological database for void calculations during the Resource Estimation. Overall, recovery of mineralized intercepts averaged 75%.

Table 21 DRILL INTERCEPTED UNDERGROUND WORKINGS - SANTA ELENA
Drill Hole No.	Void From	Void To	Void Length
	m	m	m
SE06-02	92.05	93.27	1.22
SE06-03	37.34	39.47	2.13
SE06-04	89.92	90.53	0.61
SE06-09	46.77	54.86	6.09

SilverCrest completed a core drill program in 2007 (July to November) consisting of 21 additional holes totalling 1,951.4 m. Drilling was completed by Cabo Drilling de Mexico, a subsidiary of Cabo Drilling Corporation of North Vancouver B.C. using a Longyear 38 drill and associated support equipment.

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SilverCrest completed a drilling program in 2008 consisting of an additional 48 core holes (9,939 m), 4 geotechnical core holes (1,163 m) and 21 RC drill holes (4,308 m). Drilling was completed by Cabo Drilling de Mexico, a subsidiary of Cabo Drilling Corporation of North Vancouver B.C and Intercore Drilling de Mexico of Guadalajara using a Longyear 38 drill and associated support equipment.

The program was termed the extended Phase II drill program. The purpose of the Phase II program was to better define the resource, convert Inferred Resources to Indicated, expand resources and declare a Mineral Reserve.

Core holes (HQ and NQ size) were drilled on an estimated 40 to 100 m sections along the east-west trending strike of the mineralized zone. All holes were drilled north at angles from -45 to -70º. Periodic down-the-hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation.

Of the core holes, all were drilled perpendicular to the mineralized structure at 45 to 70º. At this drill angle, most of the intercepts are considered to be at or near true thickness of mineralization.

SilverCrest completed a pre-production in-fill drilling program in 2009 consisting of 11 in-fill RC drill holes (577 metres). A total of 20,510 m of drilling has been completed as of December 2009 of which 15,625 has been core drilling.

RC drilling was completed as pre-collars for coring and condemnation drilling in the proposed waste dump and leach pad areas.

The location of the drill holes is shown on Figure 10. Further detail including the most significant drill hole intercepts are contained in the previous 2008 and 2009 resource reports. All drilling activities for Santa Elena are summarized in Table 22.

Table 22 SANTA ELENA DRILL PROGRAM 2006-2010
Year	Number of Holes Drilled	Drill Type	Core Type	Total Meters
2006	19	Diamond Drilling	NQ	2,572
2007	21	Diamond Drilling	NQ	1,951.4
2008	48	Diamond Drilling	NQ	9,939
2008	21	Reverse Circulation	--	4,308
2008	4	Diamond Drilling	HQ	1,163
2009	11	Reverse Circulation	--	577
Total	124			20,510.4

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LEGEND

- Drill Hole Collars
- Grade Control Holes
- Road
- Watercourse

NOTES

Base data source:
SilverCrest Mines Inc.

SANTA ELENA EXPANSION PROJECT

Santa Elena
Main Zone & Area

UTM Zone 12

Metres

April 13, 2011

Figure 10

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13.2          DRILLING, CRUZ DE MAYO PROPERTY

SilverCrest completed a core drill program in early 2005 consisting of three holes totalling 379.4 m. These holes (NQ size) were drilled to test the down dip projection of surface mineralization. Two holes were vertical (CM05-01, 02) and one hole (CM05-03) was angled from hole number 02 to utilize a single drill pad. Drilling was completed by Major Drilling de Mexico (Major), a subsidiary of Major Drilling Canada of Ontario, using a Longyear 38 drill and associated support equipment.

SilverCrest completed a core drill program in 2006 consisting of 20 holes totalling 1,812.9 m. Drilling was completed by Major, using a Longyear 38 drill and associated support equipment. Core holes (NQ size) were drilled on 100 m to 150 m sections along the northwest trending strike of the mineralized zone. All holes but one were drilled vertically.

Periodic down-the-hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation. Of the 20 core holes, 19 were drilled near perpendicular to the mineralized structure at 90º. At this drill angle, most of the intercepts are considered to be at or near true thickness of mineralization.

In the spring of 2007, SilverCrest completed an RC drilling program consisting of 24 holes totalling 2,828 m. The holes were drilled at various angles with both true and apparent thicknesses.

In 2008, the Company drilled 10 holes at the Cruz de Mayo Project totalling approximately 2,000 metres. These holes are not included in the Mineral Resource estimate. One hole at the south end of the resource extended the potential to depth with an intersection of 30 m of 90.2 g/t Ag. No significant mineralization was intersected in the remaining holes and this suggests that the mineralization does not extend to the northwest beyond the known resource blocks and the north end of the deposit may not extend to depth. Additional drilling is required

All drilling activities for Cruz de Mayo are summarized in Table 23.

Table 23 CRUZ DE MAYO DRILLING PROGRAMS
Year	Number of Holes Drilled	Drill Type	Core Type	Total metres
Early 1970's	5	Diamond Drilling	--	419.7
Early 1980's	11	Diamond Drilling	--	452.2
2005	3	Diamond Drilling	NQ	379.4
2006	20	Diamond Drilling	NQ	1,812.9
2007	24	Reverse Circulation	--	2,828
2008	10	Reverse Circulation	--	2,000
Total	73			7,892.2

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14.0	SAMPLING METHOD AND APPROACH

14.1          SAMPLING METHOD AND APPROACH, SANTA ELENA MINE

14.1.1 Historic Sampling Method and Approach

Knowledge of the sampling methods for work completed prior to 2004 is limited. No data from this period has been used in the PA. All sampling completed by Tungsteno and Nevada Pacific was inadequately documented and insufficient to determine the approach.

In 2004, Fronteer completed surface and underground sampling at Santa Elena. Written documentation on sampling methods is limited. Discussions with the Mexican geologist who conducted the field program suggested that the sampling was completed with proper protocols. Field investigation by SilverCrest confirmed the underground sample locations and channelling methods of Fronteer. The approach was found to be “discontinuous” channels along the length of the stated sample. This approach was considered adequate at the exploration stage.

14.1.2 SilverCrest Method and Approach

The 2006 surface sampling by SilverCrest consisted of continuous channel sampling along exposed road cuts and outcrops. Sample locations were marked in the field with flagging and paint with subsequent survey of selective control points for sampling coordinates.

The 2006 underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The sampling approach was similar to the Fronteer methodology as outlined above.

The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. Each day, the core boxes were collected and delivered to the core laydown area located on the property. The core was measured for further identification and recovery and then geologically logged.

After identifying the mineralized zone, core was selected for splitting in half with a hydraulic hand splitter. Sampling intervals were determined geologically. Once split, the core was placed in a plastic bag with a label and marked with the sample number. The remaining core was stored on the property beside the watchman’s house.

The 2008 RC drilling program consisted of collecting chips, placing the chips in plastic boxes at 2 m intervals and labelling them for interval and hole identification.

All surveying, including drill hole collars, was completed by GPS or a registered surveyor. Eagle Mapping of Vancouver B.C. completed an aerial flight in 2007 with detailed (1 to 2 m) contouring of the project. All drill pads and holes were validated using the new surface topography. The drill collars were marked in the field with a concrete cap. A similar process was used in the 2009 RC drilling program.

P. James F. Barr, P.Geo. is of the opinion that the previous sampling was supervised by professionals and in general has been conducted using accepted industry standards.

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14.2          SAMPLING METHOD AND APPROACH, CRUZ DE MAYO PROPERTY

14.2.1 Historic Method and Approach

Knowledge of the sampling methodology for work completed prior to 2006 is limited. All underground sampling completed by Minera Looker was inadequately documented to determine the approach.

14.2.2 SilverCrest Method and Approach

During the 2005 and 2006 core drilling program, core was collected in plastic core boxes and labelled for hole identification and location. Each day, the core boxes were collected and delivered to the core laydown area located on the property. The core was measured for further identification and recovery and then geologically logged. After identifying the mineralized zone, core was selected for splitting in half with a hydraulic hand splitter.

Sampling intervals were determined geologically. Once split, the core was placed in a plastic bag with a label and marked with the sample number. The remaining core was stored on the property in an enclosed area at the camp site or in the yard (under cover) at the company house in Cumpas.

Sampling of the 2007 and 2008 RC drill programs consisted of collecting rock chips in plastic bags in one-metre intervals and labelling each with a sample number. Duplicate samples were collected for each interval with a small amount of chips collected in plastic chip boxes for geological logging. Every day, the marked plastic bags and chip boxes were collected and delivered to the camp located on the property where the individual bags were prepared for shipping.

All surveying, including drill hole collars, was completed by Nusantara personnel using GPS. The drill collars are marked in the field with a concrete cap or PVC pipe. Eagle Mapping of Vancouver B.C. completed an aerial flight in 2007 with detailed (1 to 2 m) contouring of the project. All drill pads and holes were validated using the new surface topography. The drill collars were marked in the field with a concrete cap.

C. Stewart Wallis, P.Geo. is of the opinion that the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards.

15.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The methodology of the sample preparation and analysis of the historical programs is not well documented. SilverCrest surface, underground and drill samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo Mexico for preparation, with subsequent shipping of sample pulps by ALS-Chemex to their North Vancouver, BC lab for geochemical analysis. All analyses were completed using standard 30 gram fire assay with an AA finish for gold and ICP for multiple geochemical including silver.

The following sections have been extracted from the Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico, by Scott Wilson Roscoe Postle Associates (August 1, 2008) and the Technical Report on the Cruz de Mayo Property, Sonoro, Mexico, by N. Eric Fier and C. Stewart Wallis (December 10, 2007). These technical reports were independent and NI 43-101 compliant.

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15.1          SAMPLE ANALYSIS, SANTA ELENA MINE

Gravimetric analyses were completed for over limit assays on gold and silver.

Internal standards and checks on laboratory analyses were completed by both ALS Chemex and Analytical Laboratories Ltd. (ACME) during analysis of Santa Elena samples. SilverCrest did not insert standards or blanks in the field. Duplicate samples were analysed as discussed in Section 16 Data Verification.

Security of samples before 2006 is unknown. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory.

P. James F. Barr, P.Geo. has reviewed the original sample certificates from 2007 and 2008 diamond drilling and sampling protocols that have been documented in previous reports. Although, SVL has relied heavily on internal laboratory QA/QC instead of company QA/QC, EBA is of the opinion that the data, was processed and verified properly by previous parties, meets accepted industry standards and is suitable for use in estimating resources.

15.2          SAMPLE ANALYSIS, CRUZ DE MAYO PROPERTY

Gravimetric analysis was completed for over limit assays on gold and silver. After comparison of the various methods and validation, all silver analysis was carried out using four-acid digestion. Typical internal standards and checks on the labs were completed by both ALS Chemex and ACME during analysis of Cruz de Mayo samples. SilverCrest did not insert standards or blanks in the field. Duplicate samples were analyzed as discussed in Section 16 Verification.

Security of samples before 2006 is unknown. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory.

As previously stated in the December 2007 resource update:C. Stewart Wallis, P.Geo. is of the opinion that the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards.

16.0	DATA VERIFICATION

The following two sections have been extracted from the Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonoro Mexico, by Scott Wilson Roscoe Postle Associates, (SWRPA, August 11, 2008) and the Technical Report on the Cruz de Mayo Property, Sonora, Mexico, by N. Eric Fier and C. Stewart Wallis (December 10, 2007). These technical reports were independent and NI 43-101 compliant.

16.1          DATA VERIFICATION, SANTA ELENA MINE

In April of 2006, SWRPA collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core. The samples were put into sealed tamper proof plastic bags and sent to ALS Chemex in Hermosillo with a regular shipment of core samples. Samples were dried, crushed, split and pulverized to 90% passing minus 150 mesh. Gold was determined by a 30 g fire assay with an AA finish and re-run with a gravimetric finish if the value

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was greater than 0.1 g/t. All silver assays were 30 g fire assay with an aqua regia finish. Results are shown in Table 24.

Table 24 SWRPA SAMPLING 2006 - SANTA ELENA
Location	Company	Sample Number	Length	Gold Grade	Silver Grade	Gold Grade	Silver Grade
			m	g/t	g/t	% diff	% diff
Level 3	Fronteer	17949	2.3	13.5	106	-19	10
	SWRPA	H038625	2.3	10.9	117
DH SE 06-16, 265.32- 207.8m	SilverCrest	605052	1	0.46	34	-15	6
	SWRPA	H038626	1	0.389	36.2
DH SE 06-06, 39.01- 40.93m	SilverCrest	560844	1.92	3.61	62.2	8	8
	SWRPA	H038624	1.92	3.91	67.3

Overall, the grade comparisons are considered to be within acceptable ranges. In May 2006, SilverCrest completed an underground sampling program designed to verify the sampling results of Fronteer. SilverCrest collected 15 underground channel samples to validate the Fronteer samples used in the resource estimation.

Based on the limited 2006 data, the SilverCrest silver assays showed a bias of up to 60% lower than the corresponding Fronteer assays, below assays of 100 g/t silver, while the gold assays showed a similar scatter and are 50% to 100% lower at values below 3 g/t gold. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used (Table 25).

Table 25 SAMPLING COMPARISON WITH FRONTEER DEVELOPMENT - SANTA ELENA
Fronteer Development					SilverCrest
Level	Location	Sample Number	Gold 30g	Silver	Gravity Gold	AA Silver	Gravity Silver
			ppm	ppm	ppm	ppm	ppm
4th	Hoist Area	17910	0.52	36	0.6	40.2	55
4th	Shaft Area	17915	0.973	95	0.82	52.4	64
4th	Crosscut	17920	0.273	28	0.07	14.7	25
4th		17925	0.219	9	2.47	33.5	47
3rd	Far East	17930	0.331	13	0.56	20.5	36
3rd	Crosscut	17935	1.68	91	4.93	87	105
3rd	Shaft Area	17940	2.95	145	5.44	154	192
3rd	Central Area	17945	1.2	35	0.66	29.8	36
3rd	Central Area	17950	2.74	47	1.42	58.6	77
2nd	Far East	17955	0.234	30	0.11	23.3	24
2nd	Main Stope Area	17965	4.08	40	1.52	38.5	46

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Table 25 SAMPLING COMPARISON WITH FRONTEER DEVELOPMENT - SANTA ELENA
Fronteer Development					SilverCrest
Level	Location	Sample Number	Gold 30g	Silver	Gravity Gold	AA Silver	Gravity Silver
			ppm	ppm	ppm	ppm	ppm
2nd	Far West	17970	0.065	10	0.05	56.6	68
2nd	MnOx Zone	17975	0.935	33	0.41	24.4	32
2nd	West Stope	17980	1.04	148	0.53	71.2	80
2nd	Shaft Area	17985	3.08	50	0.45	27.6	24

In addition to the underground sampling by SilverCrest as stated in Table 21, SilverCrest completed silver geochemical analysis on 289 surface samples for fire assay AA finish and fire assay gravimetric analysis. Results of this study show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. Further work is required on silver gravimetric (or 4 acid digest) versus fire-AA finish values to help define the actual silver grade.

For quality assurance and control, duplicate analyses on 16 of the above 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation (Table 26). Both analyses are based on fire assay with AA finish.

Table 26 SAMPLING ALS AND ACME COMPARISON - SANTA ELENA
Sample Number	ALS – Chemex		ACME
	Gold	Silver	Gold	Silver
	g/t	g/t	g/t	g/t
560722	0.005	0.2	<.01	<2
560901	0.017	1.3	<.01	<2
665054	0.088	19.7	0.09	18
665066	0.179	9.4	0.2	10
665071	1.095	70.9	1.26	60
665076	0.051	5.3	0.04	5
665088	0.018	4.2	<.01	4
665171	0.008	0.3	<.01	<2
665199	0.009	1	<.01	<2
665228	0.18	44.5	0.17	41
665233	13.85	405	13.9	406
665238	0.014	0.7	0.02	<2
665243	0.006	0.2	<.01	<2
665252	0.036	1.2	0.02	<2
665257	0.011	0.6	<.01	<2
665324	0.005	0.2	<.01	<2

Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During Phase II drilling (2008)

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approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The results of these analyses are presented in (Table 27).

Table 27 SAMPLING QA/QC SAMPLING - SANTA ELENA
Sample Number	ALS - Chemex		Inspectorate
	Gold	Silver	Gold	Gold dupl	Silver	Silver, dupl
	g/t	g/t	g/t	g/t	g/t	g/t
314214	2.72	90.6	2.77	2.76	98.7	--
314311	10.15	55.3	9.44	9.48	56.9	--
314379	0.13	42.2	0.12	--	36.9	--
314463	0.56	34.3	0.72	--	37.4	--
314538	5.2	91.4	5.36	5.42	86.5	--
314581	2	45.1	1.89	1.92	41.4	--
314675	3.04	73.6	3.14	2.84	89.2	--
482123	0.01	<0.2	<0.01	--	<0.1	--
482194	0.01	<0.2	<0.01	--	<0.1	--
482440	0.21	19.8	0.22	--	20	--
482626	0.02	1.8	0.02	--	<0.1	--
482824	0.03	6.4	0.04	--	6.7	--
449463	3.91	650	3.87	3.88	135	141.6
449595	0.01	0.3	<0.01	--	<0.1	--
449794	0.02	1.4	0.02	--	1.3	--
449834	1.07	141	1.15	1.19	130.9	136.8
449895	0.08	30.3	0.19	--	<0.1	--
449945	0.02	1.8	0.02	--	1.2	--
450683	0.26	18.8	0.24	--	17.8	--
450347	0.51	22	0.6	--	23.9	--
450224	0.62	98.2	0.83	--	89.1	--
Average	1.45	61	1.45		41.5

The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC.

EBA has not collected independent samples or conducted any detailed geological field investigations as no significant new data has been added to the database since these Technical Reports. James Barr, P. Geo., has reviewed the original analytical certificates for 2007/2008 Santa Elena drilling with the current drill hole database, including: randomly selected samples which represent approximately 5% of the sample population, and 85 samples representing the 97th percentile of data, and 85 sample records representing the 97th percentile of Ag and Au grade within the database. No discernable inconsistencies were found. P. James F. Barr, P.Geo. is of the opinion that the data meets accepted industry standards and are suitable for use in mineral resource estimation

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16.2          DATA VERIFICATION, CRUZ DE MAYO PROPERTY

In April 2006, SWRPA collected select samples for verification, including a surface channel sample and quarter splits of drill core. The samples were put into sealed tamper proof plastic bags and delivered by Mr. Stewart Wallis to ALS Chemex in Hermosillo, Mexico.

Samples were dried, crushed, split and pulverized to 90% passing minus 150 mesh. Gold was determined by a 30 g fire assay with an AA finish and re-run with a gravimetric finish if the value was greater than 0.1 g/t. All silver assays were 30 g fire assay with an aqua regia finish. Comparison of the SWRPA and SilverCrest results are shown in (Table 28).

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Table 28 SWRPA SAMPLING - CRUZ DE MAYO
Location	Company	Sample Number	Length	Gold	Silver	Gold	Silver
			m	g/t	g/t	% diff	% diff
Media de Luna (Surface)	SilverCrest	590911	2.5	0.09	53.5	-27	21
	SWRPA	H038627	2	0.124	44.3
Oasis stock work	SilverCrest	585084	2	0.007	0.5	40	-17
	SWRPA	H038628	2	0.005	0.6
DH CM05- 02, 42.35 to 44.2m	SilverCrest	560844	1.85	0.09	135	-17	31
	SWRPA	H038629	1.85	0.109	103

Overall, the grade comparisons are considered to be within acceptable ranges. Under the recommendation and direction of ALS Chemex in Hermosillo, all mineralized samples were reanalyzed for silver using a four-acid digest analytical method. This method for silver analysis is standard practice for most silver deposits in Northern Mexico and Southwest U.S.A. The justification for such analysis is based on silver geochemistry whereby the silver mineralization is not fully digested under standard fire/AA finish or ICP analysis using aqua regia. A specific case history for this silver geochemistry and impact on silver grades is presented by Minefinders Corp. Ltd. (Minefinders) for the Dolores Project also located in Northern Mexico (refer to Minefinders’ website for more information). At Dolores, re-analysis increased the average silver grades by over 30%.

Results and comparison of ICP and four-acid digest methods for SilverCrest samples along with quality assurance and quality control (QA/QC) for duplicate analysis of the four-acid digest method are presented in (Table 29). For QA/QC, analyses were completed at ALS Chemex and ACME in Vancouver on ALS Chemex pulps from core sampling.

Table 29 ALS VS CHEMEX ASSAYS - ICP VS 4-ACID - CRUZ DE MAYO
Sample #	ALS ICP41 Silver	Chemex 4Acid Silver	ACME 4 Acid Silver	ALS ICP vs ALS 4 Acid	ALS ICP vs ACME 4 Acid	ALS- ACME	ALS- ACME > 10g/t
	ppm	ppm	g/t	% change	% change	% change	% change
560506	11.2	35	35	213	213	0	0
560511	20.7	48	44	132	113	8	8
560516	6.3	20	21	217	233	-5	-5
560524	0.5	1	1	100	100	0
560530	1.6	5	5	213	213	0
560535	2.3	6	4	161	74	33
560540	0.8	2	3	150	275	-50
560568	1.3	2	1	54	-23	50

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Table 29 ALS VS CHEMEX ASSAYS - ICP VS 4-ACID - CRUZ DE MAYO
Sample #	ALS ICP41 Silver	Chemex 4Acid Silver	ACME 4 Acid Silver	ALS ICP vs ALS 4 Acid	ALS ICP vs ACME 4 Acid	ALS- ACME	ALS- ACME > 10g/t
	ppm	ppm	g/t	% change	% change	% change	% change
560577	3.6	7	5	94	39	29
560588	147	230	207	56	41	10	10
560593	1.7	2	4	18	135	-100
560608	9.6	18	17	88	77	6	6
665329	5.8	12	11	107	90	8	8
665334	1	1	1	0	0	0
666432	1.5	6	4	300	167	33
666437	1.2	3	3	150	150	0
666442	1	1	1	0	0	0
666508	1	1	1	0	0	0
666513	0.2	1	1	400	400	0
666518	0.5	3	1	500	100	67
666523	0.3	3	1	900	233	67
666577	1.7	5	4	194	135	20
666582	1.8	7	6	289	233	14
666598	3.7	9	9	143	143	0
666607	4.2	8	9	90	114	-13
666612	2.8	8	9	186	221	-13
666617	0.6	1	1	67	67	0
666622	1	3	1	200	0	67
666627	6.3	22	19	249	202	14	14
666632	0.8	3	3	275	275	0
666637	0.5	2	1	300	100	50
666642	0.7	2	1	186	43	50
666647	0.6	2	1	233	67	50
666652	1.4	4	3	186	114	25
666669	0.3	2	1	567	233	50
666712	0.7	4	1	471	43	75
666717	247	501	372	103	51	26	26
666722	1.7	10	12	488	606	-20	-20
666778	3.2	13	12	306	275	8	8
666783	1	6	6	500	500	0
666795	24.6	63	67	156	172	-6	-6
666878	3.1	14	11	352	255	21	21
666883	9.4	31	32	230	240	-3	-3
666888	10.9	25	27	129	148	-8	-8
666989	1.6	6	8	275	400	-33

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Table 29 ALS VS CHEMEX ASSAYS - ICP VS 4-ACID - CRUZ DE MAYO
Sample #	ALS ICP41 Silver	Chemex 4Acid Silver	ACME 4 Acid Silver	ALS ICP vs ALS 4 Acid	ALS ICP vs ACME 4 Acid	ALS- ACME	ALS- ACME > 10g/t
	ppm	ppm	g/t	% change	% change	% change	% change
666999	1.5	4	1	167	-33	75
621507	1.5	5	3	233	100	40
621512	1.6	5	7	213	338	-40
666932	0.7	3	1	329	43	67
621522	1	1	1	0	0	0
621533	0.5	2	1	300	100	50
621538	0.4	2	3	400	650	-50
621543	5.7	17	11	198	93	35	35
621548	0.2	2	1	900	400	50
621559	3.7	7	13	89	251	-86	-86
621579	1.8	5	5	178	178	0
621592	2	6	4	200	100	33
Mean	19.6	42	35.8
Average Difference				232	166	12	0

Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent overall correlation of grades between laboratories.

The resource estimate is based on the use of four-acid digest analytical results.

Core recoveries from the SilverCrest 2006 drill program were considered to be poor in the mineralized zone. Recoveries ranged from nil to +80%. Due to the poor recoveries, RC drilling was completed to collect representative samples for comparison purposes.

Twin holes were completed using core drilling and RC drilling. Table 30 and Table 31 show the comparisons.

Table 30 CORE VS. TORMEX CORE - CRUZ DE MAYO
SilverCrest Drill Hole Number	From	To	Interval	Weighted Average Silver	Tormex Drill Hole Number	From	To	Interval	Weighted Average Silver
	m	m	m	g/t		m	m	m	g/t
CM06-05	10	13.4	3.4	78.3	CM-01	6.8	30.8	24	35
CM06-06	27.1	40.8	13.8	26.9	CM-04	4	42	38	42.6
CM06-07	14.8	25.6	10.8	55.8	CM-02	13.9	31.9	18	93.3
CM06-09	10.3	32.6	22.3	6	CM-05	9.55	29.6	20	159

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Table 31 REVERSE CIRCULATION VS. TORMEX CORE - CRUZ DE MAYO
SilverCrest Drill Hole Number	From	To	Interval	Weighted Average Silver	Tormex Drill Hole Number	From	To	Interval	Weighted Average Silver
	m	m	m	g/t		m	m	m	g/t
CMRC07-27	9	13.5	4.5	16.3	CM-01	6.8	30.8	24	35
CMRC07-25	30	40.5	10.5	106.4	CM-04	4	42	38	42.6
CMRC07-26	15	25.5	10.5	77.5	CM-02	13.9	31.9	18	93.3
CMRC07-24	25.5	33	7.5	29.2	CM-05	9.55	29.6	20	159

The results of both the core and RC twin holes show inconsistencies in mineralized thicknesses and grade. These inconsistencies suggest that mineralization can be variable in the deposit and that the Tormex results are optimistic. The difference in grade may be due to the difference and inaccuracy in analytical procedures from the 1970’s to the present day. Due to these inconsistencies, the Tormex data have been excluded from the database for resource estimation.

C. Stewart Wallis, P.Geo. is of the opinion that the data, processed and verified properly by previous parties, meet accepted industry standards and are suitable for use in estimating resources.

17.0	ADJACENT PROPERTIES

There are no adjacent properties as defined by NI 43-101 for either the Santa Elena or Cruz de Mayo properties.

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The following sections have been extracted from the Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonoro, Mexico, by SWRPA (August 11, 2008). This technical report is NI 43-101 compliant.

All test work covers the Santa Elena project. No test work been done on the Cruz de Mayo project.

18.1          METALLURGICAL TESTWORK SUMMARY FOR SANTA ELENA

There has been varied metallurgical test work done on the Santa Elena property over the last twenty-five years. The test work was reviewed in 2008 by Mr. Geoff Allard (Allard), P.E., of Allard Engineering Services of Tucson, Arizona.

The Allard audit overall findings are summarized below:

  No fatal flaws exist with regard to metallurgy,

  Ore is amenable to heap leaching with cyanide,

  Average overall recovery of 67% for gold and 34% for silver (varied for depth) is consistent with available test results and acceptable for pre-feasibility level,

  Ore is suitable for anticipated design,

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  Top size of 3/8 inch for heap feed is appropriate,

  Test work does not adequately reflect proposed flow sheet and design criteria,

  Significant additional test work is required to firm up design criteria for a feasibility level study,

  There is inverse dependence of recovery on particle size,

  Short column testing (less than proposed lift height of five metres) cannot address leach cycles and percolation issues, and

  Some reagent consumptions cannot be identified from the existing test work. In these instances, estimates have been used.

As previously stated in their August 2008 PFS, SWRPA concur with Allard’s findings.

18.1.1 Metallurgical Test Work Description

Various metallurgical tests have been carried out on the Santa Elena property. Relevancy of test work carried out during the period 1983 to 2003 was very difficult to ascertain, as either the work was not applicable or sample locations/references were not readily discernable. Table 32 below lists these reports and comments by Allard.

Table 32 METALLURGICAL REPORTS 1983 TO 2003 - SANTA ELENA PROJECT
Metallurgical Reports	Comments
Western Testing Laboratories - October 1983	Column tests conducted on Santa Elena tailings, not applicable
Comision de Formento Minero of Hermosillo (CFM) September 1984	Column tests, sampling location unknown, supporting information only
Western Testing Laboratories - June 1985	Sample reference unclear, rejected for inclusion
Comision de Formento Minero of Hermosillo (CFM) June 1985	Well documented column test but sample reference unclear, supporting information only
Comision de Formento Minero of Hermosillo (CFM) September 1986	Well documented bottle roll tests, column test and flotation test but sample reference unclear, supporting information only
Universidad de Sonora - February 2003	Bottle roll and column tests, minimal information on test procedures and sample location, supporting information only

Further test work started in 2006 and continued through February 2008. Summaries of the test work and Allard’s audit comments follow below.

In July 2006, Nusantara completed six bottle roll tests on representative samples collected from the Santa Elena Mine. This work was completed by Sol y Adobe Ingenieros Asociados S.A. de C.V. (Sol & Adobe) in Hermosillo, Mexico, in association with the University of Sonora. Results of a three-day leach at minus 10 mesh are shown in Table 33.

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Table 33 SILVERCREST BOTTLE ROLL RESULTS - SANTA ELENA
Sample No.	Calculated head Gold	Calculated head Silver	% Gold Recovery	% Silver Recovery	NaCN Consumption	NaOH Consumption
	g/t	g/t	%	%	kg/t	kg/t
1	0.73	39.37	75	58	0.8	4.3
2	0.39	19.42	67	43	0.5	3.3
3	4.29	139.51	73	53	1.74	5.9
4	2.49	79.5	77	20	1.1	4.8
5	0.81	68.58	73	48	0.7	2.9
6	2.96	45.03	69	31	1.3	11.9

The conclusions made by Sol & Adobe indicated an average 73% recovery for gold and 42% recovery for silver. Reagent consumption was modest at 1.0 kg/t of cyanide consumption. Lime consumption appeared to be high at 5.52 kg/t. Sol & Adobe recommended further bottle roll tests to optimize cyanide and lime consumptions on average grade composites (Sol & Adobe, 2006).

Allard made the following comments on this test work:

  Poor correlation between assay head and calculated head,

  Overstated lime consumption,

  Some calculation errors.

Société Générale de Surveillance de México S.A. de C. V. (SGS) carried out bottle roll tests starting in 2007 as part of a column test campaign. Three ore composites developed from underground channel sampling from the Santa Elena Mine named S (surface), SL (second level) and FL (fourth level) were prepared, and tests were done on ground (-100 mesh) (Table 34) and coarse (1/4”, 3/8” and 1/2”) (Table 35) samples for 96 hours.

Table 34 BOTTLE ROLL RESULTS FOR S, SL AND FL GROUND COMPOSITIES
Sample ID	Test no	Gold Extraction	Silver Extraction	NaCN	Lime
		%	%	kg/t	kg/t
S	1	81.5	55	0.41	0.57
S	2	82.7	56.3	0.48	0.57
SL	1	92.3	58.1	0.45	0.56
SL	2	92.8	60	0.38	0.58
FL	1	94.6	39.6	0.34	0.6
FL	2	93.9	40.1	0.38	0.55

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Table 35 BOTTLE ROLL RESULTS FOR S, SL, AND FL COARSE COMPOSITES
Sample ID	Test no	Particle Size Inches	Gold Extraction	Silver Extraction	NaCN	Lime
			%	%	kg/t	kg/t
S	1	1/4"	47.3	17.6	0.18	0.575
S	2	3/8"	43.6	15.1	0.19	0.601
S	3	1/2"	40.7	11.2	0.25	0.585
SL	1	1/4"	39.3	11.1	0.22	0.59
SL	2	3/8"	37	9.5	0.22	0.565
SL	3	1/2"	33.7	8.7	0.19	0.565
FL	1	1/4"	35.2	10.6	0.13	0.57
FL	2	3/8"	32.9	8.9	0.13	0.56
FL	3	1/2"	25.3	7.3	0.3	0.572

Cyanide and lime consumptions were reported as low. The gold and silver extractions were reported as acceptable. SGS recommended using higher cyanide concentrations, higher reaction time and better control in the production of fine particles while crushing, to improve the metals recoveries.

Allard comments that the bottle roll tests showed the dependence of recovery on particle size. Since the procedure to generate the coarse samples (as reported in the test work) may not be representative of a normally crushed sample, the tests can be used as an indicator of particle size dependence but should not be used for recovery projections.

Column testing was carried out by SGS on the composites using minus 3/8 inch material, except for one sample which was minus ¼ inch material. The results obtained after 77 days of leaching are summarized in Table 36. The column tests were run for 58 days, the ore was allowed to rest for 14 days, and then leaching commenced for another 19 days.

Table 36 COLUMN TEST FOR DIFFERENT COMPOSITES AT A PARTICLE SIZE OF 3/8"
Sample ID	Gold Extraction	Silver Extraction	NaCN	Lime
	%	%	kg/t	kg/t
S-A	69.4	38.9	0.775	7.82
S-B	70.8	35.7	0.559	5.68
S (1/4")	72.1	36.9	0.577	6
SL-A	67.1	32.3	0.571	7.3
SL-B	69.2	29.4	0.588	6.8
FL-A	61.2	33.7	0.718	5.53
FL-B	57.7	33.3	0.601	7.66
Average	66.8	34.3	0.627	6.68

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From these column tests, the gold extraction averaged 66.8% and silver extraction, 34.3% . Cyanide consumptions are moderate, averaging 0.627 kg/t ore, while lime consumption averaged 6.68 kg/t ore.

Allard made the following comments on the column tests:

  Circulation of leach liquor through columns without cyanide to “neutralize” ore is poor practice,

  Increase of cyanide concentration after 11 days from 0.3 g/L to1.0 g/L did not improve leaching kinetics as stated in the SGS report,

  Columns operated in closed circuit without recovering gold or silver from column effluent. This affected dissolution and diffusion,

  pH was maintained at abnormally high range,

  Test column height (1.71 m) was inadequate to determine leach cycle for proposed 5 m lifts, and

  Tests can be used for recovery indications but questionable test aspects would tend to reduce recovery.

Subsequent test work, consisting of grinding to 75% minus 75 micron and leaching for 120 hours, was done on the samples of the column test tails from the previous tests. As well, work indices were determined for the composites. The results after 120 hours of leaching are shown below in Table 37.

Table 37 GRINDING/LEACHING TESTS ON COLUMN TESTWORK TAILS – SANTA ELENA
Sample ID	Gold Extraction	Silver Extraction	NaCN	Lime
	%	%	kg/t	kg/t
S-A	95.1	6735	1.05	0.874
S-B	94.8	65.8	1	0.839
SL-A	88.1	59.1	1	0.839
SL-B	85.7	62.2	0.85	0.864
FL-A	78	61.5	1.25	0.92
FL-B	81.7	59.7	1.2	0.89
Average	87.2	62.6	1.06	0.871

The results of test work on the previous column test tails returned average gold and silver recoveries of 87.2% and 62.6%, respectively. Allard commented that cyanide and lime consumptions were high at 1.06 kg/t and 0.87 kg/t, respectively.

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The crushing work indices are summarized below in Table 38.

Table 38 CRUSHING WORK INDICES
Composite	Work Index
kWh/t
S-A	14.65
S-B	14.56
SL-A	14.04
SL-B	13.75
FL-A	14.11
FL-B	14.30

Allard commented on the consistency of the indices between samples.

There was one test done to determine specific gravities and bulk densities that has not been audited by Allard, but is included here. In September 2007, SGS determined crushing work indices, specific gravities and bulk densities of three composites from bulk sampling: S = Surface, SL = Second Level and FL = Fourth Level (SGS, 2007). There is no record of procedures.

The results are shown in Table 39.

Table 39 COMPOSITE WORK INDICES, SPECIFIC GRAVITIES AND BULK DENSITIES – SANATA ELENA
Composite	Work Index	Specific Gravity	Bulk Density
	kWhr/t	t/m3	t/m3
S	14.77	2.68	2.49
SL	14.77	2.65	2.35
FL	14.70	2.69	2.47

18.2          MINERAL PROCESSING

There are two mineral processing methodologies in this report. The first is heap leach and Merrill Crowe. The second is a proposed Milling-Agitation Leach-CCD-Merrill Crowe facility (the “Mill”) processing facility at the Santa Elena mine. A heap leach system is already in place at the Santa Elena property and is producing metal. The heap leach system at Santa Elena has already been covered in sufficient depth in the 2008 SWRPA pre-feasibility technical report. As the Cruz de Mayo property will include a heap leach operation, some text has been reproduced here for clarity purposes.

The milling system is included in the PA as a method to improve economics due to the higher metal recoveries.

18.2.1 General Description

The mill is capable of processing a nominal 2,500 t/d of silver-gold bearing material. For this design consideration it must be noted that metallurgical test work was limited to that available for the heap leach facility located at Santa Elena. In the absence of metallurgical test work data for the Cruz de

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Mayo material, it will be assumed to perform in the same manner as the Santa Elena material until such time as further metallurgical studies have been completed.

An initial basic review was conducted on the metallurgical testing performed at the following locations:

  Metcon Research located in Tucson Arizona, Nov 2008, June 2009

  Sol y Adobe Ingenieros Asociados at the Universidad de Sonora , July 2006

  SGS de Mexico, S.A. de C.V, July 2007, Oct 2007, Dec 2007, Jan 2008, Feb 2008

A review of the metallurgical testing, together with a review of an internal feasibility level study of the existing heap leach facility and audits conducted on the metallurgical testing by Allard’s were used by Wardrop to define the unit processes. The design is also based on the Mineral Resources stated by SilverCrest. Significant investigation will be required to determine the suitability of the proposed unit operations, equipment sizing, capital and operating costs as part of a Pre-feasibility study. The major unit operations as proposed are conventional and similar to existing milling facilities. The designs prepared by Wardrop have not been independently verified but can be considered acceptable due to the preliminary and speculative nature of a Preliminary Economic Assessment.

The metallurgical processing procedures have been designed to produce doré bullion of silver and gold. The unit processes selected for the recovery of the metals will involve conventional size reduction and mineral beneficiation methods. The tailings disposal design allows for the leached tailings to be treated for cyanide destruction prior to being disposed of as dry-stack tailings. Water utilization will be based on maximizing re-use of process water and water reclaimed from the tailings prior to dry-stacking. Fresh water will only be used for gland service and reagent preparation, while excess process water will be pumped to a process water tank for subsequent recycling to the process plant or sent to be used at the heap leach process system.

The process plant will consist of the following unit operations and facilities:

  run-of-mine receiving stockpile,

  primary crushing feed bin,

  primary crushing,

  primary stockpile,

  stockpile reclaim system,

  secondary and tertiary crushing and screening,

  mill feed bin,

  mill feed bin reclaim,

  ball mill grinding circuit incorporating cyclones for classification,

  thickening and leaching,

  Counter Current Decantation (CCD) circuit,

  Merrill-Crowe and refining,

  tailings detoxification,

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  tailings filtration,

  tailings disposal as dry-stack tailings.

The simplified flow sheet is shown in Figure 11.

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RAW ORE FROM CRUZ DE MAYO AND SANTA ELENA
RAW ORE STOCKPILE
SURGE BIN
JAW CRUSHER
PRIMARY STOCKPILE
SECONDARY CRUSHER FEED BIN
SECONDARY CRUSHER
TERTIARY SCREEN
TERTIARY CRUSHER FEED BIN
TERTIARY CRUSHERS
PROCESS WATER
MILL FEED BIN
RECLAIM FEEDERS
BALL MILL
CYCLONES
TRASH SCREEN
LEACH FEED THICKENER
PROCESS WATER
REAGENTS
LEACH CIRCUIT
CCD CIRCUIT
PROCESS WATER
AIR
REAGENTS
PREGNANT SOLUTION TANK
SOLUTION CLARIFIERS
REAGENT
VACUUM
CROWE TOWER
ZINC CONE
PRECIPITATE FILTERS
BARREN SOLUTION TANK
OPTION
SULPHURIC ACID
ACID VAT
DETOXIFICATION REACTOR
FILTER FEED TANK
TAILINGS FILTERS
FILTERCAKE CONVEYORS
TAILINGS CONVEYANCE TO STACKED TAILINGS
TAILINGS PILE
DIGEST PRESS
DRYER
FLUXES
SMELTING FURNACE
FUEL
DORE
PROCESS WATER

DRAWING NUMBER	PROCESS FLOWSHEET DRAWING TITLE
A00-09-020	SIMPLIFIED PROCESS FLOWSHEET AND FLOWSHEETS DRAWING INDEX
A00-09-001	PROCESS FLOWSHEET No.1 CRUSHING CIRCUIT
A00-09-002	PROCESS FLOWSHEET No.2 GRINDING CIRCUIT
A00-09-003	PROCESS FLOWSHEET No.3 LEACH AND CCD CIRCUITS
A00-09-004	PROCESS FLOWSHEET No.4 MERRILL-CROWE AND REFINERY CIRCUITS
A00-09-005	PROCESS FLOWSHEET No.5 DETOXIFICATION AND TAILINGS MANAGEMENT
A00-09-006	PROCESS FLOWSHEET No.6 WATER SERVICES
A00-09-007	PROCESS FLOWSHEET No.7 REAGENTS SHEET 1 OF 2
A00-09-008	PROCESS FLOWSHEET No.8 REAGENTS SHEET 2 OF 2

DWG. NO.	REFERENCE DRAWINGS

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION		

SECTION: PROCESS
SCALE: NONE
DESIGN BY: AO — 21SEP10
DRAWN BY: A — 21SEP10
CHECK. BY:
APP. BY:

CLIENT: SilverCrest Mines — CRUZ DE MAYO & SANTA ELENA, MEXICO

WARDROP — eba

TITLE: CRUZ DE MAYO & SANTA ELENA UG (PFS)

SIMPLIFIED
PROCESS FLOWSHEET
AND FLOWSHEETS DRAWING INDEX

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0009020.DWG	1016290200	A00-09-020	A

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18.2.2 Counter Current Decantation Process Design Criteria

The mill is designed to process 2,500 t/d, equivalent to 875,000 t/y. The major criteria used in the design are outlined in Table 40.

Table 40 MAJOR DESIGN CRITERIA
Criteria	Unit	Value
Operating Year	day	350
Crushing Availability	%	42
Leaching and Refining Availability	%	92
Crushing Circuit Processing Rate	t/h	250
Milling & Flotation Process Rate	t/h	113
Ball Mill Feed Size, 80% Passing	µm	10,000
Ball Mill Grind Size, 80% Passing	µm	150
Ball Mill Circulating Load	%	300
Bond Ball Mill Work Index	kWhr/t	14.5
Bond Abrasion Index	g	0.9

The crushers were sized based on standard calculations for the tonnage to be treated. The grinding mills were sized based on the Bond Work Index data for ball mills and the product size required.

The leach tanks were sized based on retention times utilized during the laboratory test work.

18.2.3 Plant Design

18.2.3.1 Operating Schedule and Availability

The crushing circuit will be designed to run on a basis of one 12-hour shift per day for 10 hours per shift, for 350 days per year. The grinding circuit and rest of the processing plant will be designed to operate on the basis of two 12-hour shifts per day, for 350 days per year. The throughput capacity will be 2,500 t/d.

The crushing circuit availability will be 42% and the leaching circuit availability will be based on a running time of 92%. This will allow sufficient downtime for the scheduled and unscheduled maintenance of the crushing and process plant equipment.

18.2.4 Processing Facilities

18.2.4.1 Primary Crushing

A conventional jaw crusher facility will be designed to crush run-of-mine (ROM) material to reduce the incoming feed material at a total average feed rate of 250 t/h, and 165t/h crushed feed rate.

The major equipment and facilities in this area includes:

  stationary grizzly,

  ROM surge bin,

  vibrating grizzly,

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  jaw crusher,

  secondary feed stockpile,

  belt feeders,

  conveyor belts, metal detectors, self-cleaning magnets and belt tear detectors,

  belt scale,

  dust collection system.

Haul trucks from the mine will dump ROM material onto a ROM surge stockpile. Material will be fed by a front-end loader dumping feed material into the 60-tonne capacity ROM surge bin. The surge bin will be equipped with a stationary grizzly with 600 mm × 600 mm square apertures to prevent oversize rocks from entering the circuit. A rock breaker will be available to break up any rocks larger than 600 mm which cannot pass through the stationary grizzly. The capacity in the surge bin will provide a steady feed of ore to the jaw crusher.

The ore will feed a vibrating grizzly for sizing and minus 150 mm material will bypass the jaw crusher and report directly to the primary stockpile via the stockpile feed conveyor system. Oversize material will be reduced to 80% minus 150 mm in the jaw crusher and will be discharged onto the stockpile feed conveyor via the jaw crusher discharge conveyor.

The crusher facility will be equipped with a dust collection system to control fugitive dust that will be generated during the crushing and conveying operations.

18.2.4.2 Primary Stockpile and Reclaim

The crushed ore will be conveyed to the top of the primary stockpile. The total capacity of the stockpile will be approximately 2,500 live tonnes equivalent to the throughput rate for one day. From the stockpile, belt feeders will discharge onto a conveyor which will transfer the ore to the secondary crushing circuit.

18.2.4.3 Secondary and Tertiary Crushing

The secondary and tertiary cone crushers will crush the coarse feed material to a suitable size for the milling process. The crushing and screening will be conducted as a dry process. The main items of equipment in the secondary and tertiary crushing circuit will be the following:

  crusher feed bins,

  conveyor belts,

  cone crushers,

  vibrating sizing screen,

  metal detector,

  belt magnet,

  belt feeders,

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  mill feed bin,

  cone crusher area dust collection system.

The material from the primary crushed stockpile will be reclaimed using feeders and a conveyor and discharged to the secondary crusher feed bin. Material in the secondary bin will be metered into the secondary cone crusher via a belt feeder. The secondary cone crusher will produce a product size P80 of 25 mm.

The crushed material from the secondary crusher will be discharged onto the screen feed conveyor, which will deliver the ore to a vibrating sizing screen. This screen will be a double-deck vibrating screen. The top-deck will have 30 mm square apertures and the bottom-deck will have 15 mm square apertures. The vibrating screen will be 2,400 mm wide and 7,300 mm long. Oversize from the vibrating screen will report to a conveyor that will deposit the material in a bin over two tertiary cone crushers. Feeders under the bin will distribute the material to two tertiary cone crushers. The tertiary cone crushers will produce a product that is 80 % passing 15 mm. The discharge of the tertiary crushers falls to the conveyor feeding the screen, closing the circuit.

The screen undersize, the 100% minus 15 mm material, will be conveyed to the Mill Fine Ore Bin.

A dust extraction system will remove the dust generated by the crushers. The dust collected by the system will be deposited onto the conveyor feeding the mill feed bin for subsequent processing.

18.2.5 Grinding Circuit Operation

The grinding circuit will reduce the size of the crushed material to the particle size required for the leaching process. The grinding process will be a single-stage operation with the ball mill in closed circuit with classifying cyclones. The grinding will be conducted as a wet process. The grinding circuit has the following main items of equipment:

  conveyor belt feeders,

  conveyor belt,

  conveyor belt weigh scale,

  ball mill, one unit 4,270 mm diameter × 6,100 mm long,

  mill discharge pumpbox,

  cyclone feed slurry pumps,

  classification cyclone cluster,

  vibrating trash screen,

  sampler system.

The material in the mill feed bin will be drawn out under controlled feed rate conditions using belt feeders. These feeders will discharge the material onto a conveyor belt feeding the ball mill. A belt scale will control the feed to the ball mill. Water will be added to the ball mill feed material to assist the grinding process. The ball mill will operate at a critical speed of 78%.

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The ball mill will have a classification circuit consisting of a mill discharge pumpbox, cyclone feed pumps and a classifying cyclone cluster. The discharge from the ball mill will be directed into a mill discharge pumpbox where dilution water will be added as required to adjust the slurry density for cyclone classification. The slurry in the mill discharge pumpbox will be pumped to a cyclone cluster for classification. The cut size for the cyclones will be at a particle size of P80 of 150 µm, and the circulating load will be 300%. The cyclone underflow will be returned to the ball mill as feed material.

The milling rate will be 113 t/h of new feed which will constitute the feed to the leach circuit. The overflow from the classification circuit will initially feed a vibrating trash screen. The trash screen will have a deck equipped with 1 mm × 10 mm slotted apertures for sizing. Process water will be used to spray the deck of the screen to wash off any oversize tramp material or trash. This will be collected in a tote which will be emptied as required.

The trash screen underflow will be discharged by gravity into the leach feed thickener ahead of the leaching process. The pulp density of the screen underflow slurry will be approximately 34.5% solids.

Provision will be made for the addition of lime to the ball mill for the adjustment of the pH of the slurry in the grinding circuit prior to the leaching process.

Grinding media will be added to the mill in order to maintain the grinding efficiency. Steel balls will be added periodically using a ball charging kibble.

A mass flowmeter will monitor the process feed rates.

18.2.6 Leach Feed Thickener and Leach Circuit

The ground material will enter the leach circuit where it will be subjected to thickening followed by agitated tank leaching in cyanide for the dissolution of the precious metals contained in the feed material.

The leach circuit has the following main equipment;

  leach feed thickener, one unit 17,000 mm diameter,

  agitated leach tanks, six units 12,900 mm diameter × 13,500 mm,

  counter-current decantation circuit feed tank, 3,200 mm diameter × 7,600 mm,

  slurry transfer pumps,

  cyanide monitoring system.

The trash screen underflow from the classification cyclones in the grinding circuit will be the feed to the leach feed thickener. Flocculent will be added as required to obtain the desired thickener overflow clarity and solids settling rate. The thickener overflow solution will be partially recycled internally to the thickener feed in order to maintain a feed density of 20% solids. The remainder of the thickener overflow solution will be routed to the process water tank for reuse within the circuit. A thickener underflow density of 60% will be targeted.

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Following thickening, the slurry will be fed to the leach circuit which will consist of six leach tanks in series. Facilities for the addition of lime slurry and barren solution at controlled rates to the feed tank will be provided. Air and cyanide solution will be added in the first three leach tanks.

The six leach tanks will be designed to provide a total of 72 hours leach retention time. Air will be injected into each leach tank to supply the oxygen required for leaching. All tanks will be open to the atmosphere. The leach circuit will be designed to allow slurry to flow by gravity from tank to tank via overflow pipes. All tanks will be equipped with agitators for slurry suspension and mixing. After the final leach tank, the slurry will flow by gravity to the counter current decantation (CCD) thickener feed tank. Slurry exiting this tank will be pumped to the first CCD thickener.

A mass flowmeter will regulate and monitor the feed rate to the leach circuit.

18.2.7 Counter Current Decantation (CCD) Circuit

In order to separate the pregnant solution from the leach residue, a five-stage CCD circuit will be employed. The CCD circuit has the following main equipment;

  CCD thickeners, five units 17,000 mm diameter,

  CCD mix tanks, five units 3,200 mm diameter × 7,600 mm,

  slurry transfer pumps,

  solution transfer pumps,

  cyanide monitoring system,

  vertical leaf clarifiers, three.

The CCD thickener underflow from each stage will be pumped to the mix tank of the next stage thickener at 65% solids. Barren solution will be added to the fifth stage of the CCD thickener circuit at a wash ratio of 2.5:1 (weight of wash solution to weight of solids ratio). The thickener overflow will advance in the circuit in a counter current mode to achieve a high washing efficiency and to produce a pregnant solution. Flocculent will be added at a controlled rate to the thickener feeds to aid in settling of solids in the thickeners. Thickener underflow from the final CCD stage will be pumped to the tailings mix tank where it will be directed to the tailings disposal system.

The overflow solution from the first CCD thickener will be the pregnant solution and will contain 99+% of the gold and silver extracted in the leaching circuit. The pregnant solution will flow by gravity to the leaf clarifiers where the clean pregnant solution will make its way to the clarifier overflow surge tank in preparation for pumping to the Merrill-Crowe deaeration tower.

A mass flowmeter will regulate and monitor the feed rate to the CCD circuit.

18.2.8 Merrill-Crowe and Refining

In order to facilitate the zinc cementation process, dissolved oxygen will be removed from the pregnant solution in the Merrill-Crowe deaeration tower. Following deaeration, zinc cementation will take place followed by filtration of the precipitate, an acid wash, drying and finally smelting of the silver-gold precipitate.

The circuit has the following main equipment;

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  Merrill-Crowe deaeration tower,

  agitated mixing cone for zinc addition,

  precipitate filter,

  agitated acid vat,

  barren solution tank,

  slurry transfer pumps,

  solution transfer pumps,

  cyanide monitoring system,

  precipitate filter press,

  drying furnace,

  flux mixing system,

  smelting furnace,

  bullion storage vault,

  baghouse.

18.2.8.1 Deaeration

The clarified pregnant solution will enter the top of the deaeration tower where it will be distributed evenly over a bed of packing. The thin films formed will enhance the release of dissolved oxygen and a vacuum pump will be used to reduce pressure and extract and exhaust the air from the tower.

18.2.8.2 Zinc Cementation

The deaerated solution will gravity discharge into the suction end of the precipitate filter feed pump in order to minimize the oxygen entrainment. Wetted zinc dust and lead nitrate, which is added to minimize passivation of the zinc, will be added at a controlled rate to the mixing cone feed well. Precipitation will occur within the positive displacement pump and pipeline to the precipitation filter. Zinc dust will be added at a rate of three times the stoichiometric amount required to precipitate the precious metals.

18.2.8.3 Precipitate Filtration

The zinc precipitate will be filtered and the barren solution will be returned to the CCD circuit as a portion of the feed solution. To aid the filtration process, a pre-coat of diatomaceous earth or perlite will be used. At the end of the filtration cycle, the loaded filter will be washed with high pressure water in order to collect the precipitate in the acid vat.

18.2.8.4 Precipitate Clean-up and Smelting

Sulphuric acid washing of the zinc precipitate will take place as a batch process. This procedure will be necessary to remove the excess zinc dust prior to final filtration, calcining and smelting. The acid

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washed zinc precipitate will be pressure filtered and washed with the filtrate reporting to a precipitate filtrate tank for neutralization and discharge to tailings. The filter cake will be collected in drying trays at the end of each cycle. The filtercake/precipitate will be dried at a maximum temperature of 650°C until all the metals, except for the silver and gold, are oxidized. The dried product will then be mixed with flux and smelted in a smelting furnace. The furnace will be equipped with an exhaust system and a baghouse. The design production will be for 773 kg of doré per day. Slag will be checked for prills and crushed and returned to the grinding circuit if warranted.

18.2.9 Tailings Disposal

The final flotation tailings will initially have a cyanide destruction facility, and then be filtered and be deposited as dry-stack tailings. The tailings handling circuit will have the following equipment:

  final CCD thickener underflow pumps,

  detoxification reactor,

  filter feed slurry pumps,

  filter feed stock tank; 3,200 mm diameter × 7,600 mm,

  three filter presses,

  filter press conveyor belts,

  air compressors,

  tailings conveyor belt,

  tailings filtrate pumpbox.

The final CCD thickener underflow will be the final plant tailings. The thickened tailings will be pumped from the final CCD thickener to the detoxification reactor at a density of approximately 65% solids. The detoxification reactor will consist of an aerated, agitated, enclosed tank. The tank will have the provision to have lime and sodium metabisulphite reagents added at controlled rates in order to destroy any remaining cyanide from the slurry prior to filtration. Slurry will leave the detoxification reactor via gravity overflow and enter the pumpbox which will feed the tailings filter feed stock tank. The plate and frame filters will dewater the tailings slurry to a moisture content of about 15%. The dewatered solids will be conveyed to the dry-stack storage area. The filtrate from the filter presses will be collected in a filtrate pumpbox and will be pumped to the barren solution tank for reuse within the leach circuit.

The tailings will be conveyed from the tailings filters to the dry-stack tailings disposal area. A series of grasshopper conveyors will deliver the tailings to the required place of deposition.

18.2.10 Reagent Handling and Storage

Various chemical reagents will be added to the process to facilitate the leaching and smelting process, and the subsequent settling of the solids in the thickeners.

The preparation of the various reagents will require the following equipment:

  bulk handling system,

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  mix and holding tanks,

  metering pumps,

  transfer pumps,

  flocculent preparation facility,

  lime slaking and distribution facility,

  eye-wash and safety showers,

  applicable safety equipment.

Chemical reagents will be added to the grinding, leach and precipitation circuits to enhance dissolution and recovery of the silver and gold. Fresh water will be used in the making up or the dilution of the various reagents that will be supplied in powder/solids form, or which require dilution prior to the addition to the slurry. These solutions will be added at the designated points of addition of the grinding and leach circuit using metering pumps. The solid reagents will generally be made up to the required solution strength in a mix tank, and then transferred to the holding tank from where the solution will be pumped to the point of addition. The reagent zinc dust will be introduced into the Merrill-Crowe process in solid form.

Flocculent will be prepared in the standard manner as a dilute solution with 0.25% solution strength to the thickener feed wells were it will be further diluted by internal dilution water.

Lime will be delivered in bulk and be stored in a silo. The lime will be prepared in a lime slaking system as 20% concentration slurry. This lime slurry will be pumped to the points of addition using a closed loop system. The valves will be controlled by pH monitors, which will control the amount of lime added.

Borax, fluorspar, soda ash, high grade quartz sands and sodium nitrate will be components of the flux and will be used in the process of smelting the silver-gold precipitate. These will be added in solid form and mixed with the precipitate in the required proportions prior to smelting.

To ensure containment in the event of an accidental spill, the reagent preparation and storage facility will be located within a containment area designed to accommodate 110% of the content of the largest tank. In addition, each reagent will be prepared in its own bunded area in order to limit spillage and facilitate its return to its respective mix tank, or its disposal. The storage tanks will be equipped with level indicators and instrumentation to ensure that spills do not occur during normal operation. Appropriate ventilation, fire and safety protection and MSDS stations will be provided at the facility.

18.2.11 Water

A water supply system for fresh water and process water will be provided to support the operation. Process water generated as thickener overflow solution, will be returned to the process water tank. Excess water will be used in the heap leach process.

18.2.11.1 Process Water

Process water generated as thickener overflow solution, will be returned to the process water tank.

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18.2.11.2 Fresh Water

Fresh and potable water will be supplied to a fresh/fire water storage tank from the sourced wells. Fresh water will be used primarily for the following:

  firewater for emergency use,

  cooling water for the mill motor and mill lubrication system,

  gland service for the slurry pumps,

  reagent make-up,

  potable water supply.

The fresh/fire water tank will be equipped with a standpipe which will ensure that the tank has at least 40 m3, equivalent to 2 hours supply of firewater for an emergency.

The potable water from the fresh water source will be stored in the potable water storage tank prior to delivery to the various service points.

18.2.12 Air Service

Separate air service systems will supply air to the following areas:

  Crushing: high pressure air for the dust collection system and other services will also be provided by a separate air compressor

  Leaching: low pressure air for leach tanks will be provided by air blowers.

  Merrill-Crowe: vacuum supplied for deaeration

  Filtration: high pressure air for the filter press and drying of the precipitate will be provided by a dedicated air compressor.

  Instrumentation: instrument air will come from the plant air compressors and will be dried and stored in a dedicated air receiver.

19.0	MINERAL RESOURCES AND RESERVES

19.1          SANTA ELENA MINERAL RESOURCES AND RESERVES

19.1.1 Historical Estimates

In 2006, SWRPA prepared an independent Technical Report on the Santa Elena property. SilverCrest updated this estimate in late 2007. SWRPA audited this estimate for use in the 2008 independent Pre-Feasibility Study (PFS). In 2009, an NI 43-101 compliant underground Mineral Resource Estimate was calculated by SilverCrest with assistance by SWRPA based on potential underground resources outside of a conceptual Whittle pit shell.

The original Mineral Resources calculated in 2006 were estimated by SWRPA personnel using a block model constrained by 3D wireframe. Grades for gold and silver were interpolated into the block model using Inverse Distance Cubed (ID3) weighing. The wireframe consisted of a nominal 1 g/t gold equivalent (AuEQ) broadly constrained by known structural controls. The zone was

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modelled to extend in an east-west direction, dipping at roughly 50º to the south. At an elevation of approximately 700 m (i.e., roughly 150 m below surface), where an apparent flexure is modelled, the zone in interpreted to steepen, in the order of approximately 70º.

Minor modifications were made to the wireframe by SWRPA while reviewing the model for the 2008 PFS based on the inclusion of 2007 drilling data. These modifications resulted in the removal of diluting material. Block model grades were re-estimated using Ordinary Kriging (OK) based on the updated wireframe. This had the effect of increasing the mean grade slightly while reducing the tonnage, and leaving the overall metal content roughly the same. No material changes were made to the SilverCrest model.

Drilling and sampling data from 2008 were incorporated into the database and used to update the resource in 2009. The Technical Report, authored by SilverCrest, segregated underground resources from the block model to calculate an underground Mineral Resource estimate. The Mineral Resources and Reserves estimated in 2008 remained unchanged.

The historic total (global) and underground Mineral Resource estimates from 2008 and 2009 are presented in Table 41 and Table 42, respectively. These Estimates are now considered to be historic in nature and have been superseded by the updated 2011 Mineral Resource Estimate described in this report.

Table 41 SANTA ELENA MINERAL RESOURCES (SWRPA, APRIL 2008 )
Classification	Resource	Gold	Silver	Contained Gold	Contained Silver
	t	g/t	g/t	oz	oz
Indicated	6,485,000	2.04	79.0	425,000	16,471,000
Inferred	2,270,000	1.64	103.5	120,000	7,556,000

Notes:
1. CIM definitions were followed for Mineral Resources.
2. Composites capped at 12 g/t Au and 300 g/t Ag.
3. A cut-off grade of 0.5 AuEQ was used using recoveries of 67% and 34% for gold and silver respectively.
4. Mineral Resources are inclusive of Mineral Reserves.
5. Numbers are rounded.

The following historic underground resource was calculated by Fier in 2009 and is a subset of, and entirely contained by, the above global resource from April 2008.

Table 42 SANTA ELENA UNDERGROUND MINERAL RESOURCES (FIER, FEBRUARY 2009)
Classification	Resource	Gold	Silver	Contained Gold	Contained Silver
	t	g/t	g/t	oz	oz
Indicated	1,804,390	2.1	127.6	73,235	4,448,800
Inferred	1,350,080	1.94	121.5	84,057	5,276,300

Notes:
1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are estimated at a cut-off grade of 1.75 g/t AuEQ at a ratio of 83:1 (Ag:Au)using a 94% Au recovery and 80% Ag recovery.
3. Mineral Resources are estimated using a long-term gold price of $850/oz, a silver price of $12/oz, and a US$/peso exchange rate of 1:10.58.
4. Minimum mining width of 2 metres.

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19.1.2 Santa Elena Mineral Resource 2011

This report presents an update to the Mineral Resource of the Santa Elena property which was completed by SilverCrest in January of 2011 with the assistance of Gemcom Software International consulting services. EBA has reviewed and verified the data and methods used in the update and has included discussion of the review in the following sections. The Resources have been updated to refine the underground Mineral Resource with new metallurgical data associated with CCD recoveries and higher metal prices, discussed below. The underground resource includes all material outside of the final open pit that contains grade above a cut-off grade of 1.77 g/t AuEQ. The cutoff grade is calculated based on metal prices of US$18 per ounce silver and US$1,000 per ounce gold. Also used in the calculation are the following average life of mine metallurgical recoveries which are detailed in Section 18.0 :

•	Santa Elena open pit heap leach recoveries:

	-	“Oxide” ore, 72.0% gold and 53.2% silver

	-	“Fresh” ore, 60.5% gold and 38.3% silver

	-	“Deep Fresh” ore, 60.5% gold and 38.0% silver

•	Santa Elena open pit mill recoveries – 93.5% gold and 75.7% silver

•	Santa Elena underground mill recoveries – 93.5% gold and 75.7% silver

•	Santa Elena re-treatment of heap leach recoveries – 93.5% gold and 75.7% silver

The collection and compilation of all information with respect to resource estimation for Santa Elena was completed by SilverCrest and its subsidiary Nusantara. All the available data on core drilling and RC drilling was compiled and entered into Excel spreadsheets and imported into a GEMS database. The current database used for the resource estimation is shown in Table 43.

Table 43 SANTA ELENA DATABASE
Data	Number	Number of Samples	Metres
UGLINE 1 to 23	23	71	201.6
T 1 to 10	10	270	828.0
SE06 1 to 19	19	551	2,579.2
SE07 20 to 40	21	173	1,951.4
SE08 41 to 98	48	980	9,939.2
GT08 01 to 04	4	36	1,163.0
RC08 01 to 21	21	25	4,308.0
Exploration Total	146	2,106	20,970.4
Est. Production Blastholes	4,800	4,800	28,800

The significant drill hole intercepts are shown in Table 44.

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Table 44 SANTA ELENA SIGNIFICANT DRILL INTERCEPTS
Drill Hole	From	To	Interval	Gold	Silver
	m	m	m	g/t	g/t
GT08-01	224.5	252.1	27.6	1.84	72.9
GT08-01	226.3	233.9	7.6	5.22	114.7
GT08-02	227.5	240.4	12.9	0.65	56.7
GT08-03	219.9	230.3	10.4	1.52	108.5
SE07-22	81.15	94	12.85	4.92	205.2
SE07-22	83.3	89.2	5.9	7.41	253.9
SE07-23	71.9	82	10.1	6.53	218.7
SE07-23	71.9	76	4.1	11.19	381.4
SE07-24	67	76	9	4.9	147.4
SE07-24	70	75.4	5.4	7.39	215.8
SE07-25	64.85	71.6	6.75	4.1	105.6
SE07-25	67	71.6	4.6	5.91	144.1
SE07-37	125.1	140.5	15.4	0.51	59.8
SE07-38	51.8	92.2	42.9	0.85	61.9
SE07-38	59.3	65	5.7	1.61	224.4
SE07-38	88	95.6	7.6	1.82	79.9
SE07-39	105.6	139.5	33.9	1.15	94.4
SE07-39	109	128	19	1.61	110.8
SE07-40	108	159.4	51.4	1.53	126.9
SE07-40	108	138.6	30.6	2.5	195.9
SE07-40	111.4	124.8	13.4	3.8	342.1
SE07-40	118.7	124.8	6.1	5.12	646
SE07-41	114.05	146.95	32.9	3	187.2
SE07-41	137	146.95	9.95	5.56	409.6
SE07-42	28.85	49	20.15	2.42	73
SE07-42	34	43	9	4.74	125.4
SE07-42a	30	60	30	1.5	47.6
SE07-42a	30	54	24	1.84	52
SE07-43	36.58	47.8	11.22	2.73	28.2
SE07-43a	43.05	56	12.95	3.54	55.9
SE07-44	3	17.5	14.5	0.77	28.7
SE07-45	2	15.9	13.3	0.51	20.1
SE07-46	2	11	9	0.9	42
SE07-47	4.5	23.2	18.7	0.63	74.6
SE07-48	7	16	9	0.2	27.3
SE07-50	10	16	6	0.36	29.06
SE07-51	8.2	16	7.8	0.3	35.88
SE07-53	7.6	23.9	16.3	2.6	73.41

APRIL 1, 2011

Table 44 SANTA ELENA SIGNIFICANT DRILL INTERCEPTS
Drill Hole	From	To	Interval	Gold	Silver
	m	m	m	g/t	g/t
SE07-54	19	29.7	10.7	5.29	106.75
SE07-55	15.8	22.3	6.6	5.14	226.43
SE07-56	25	61	36	2.46	49.28
SE07-57	23	30.6	7.6	0.89	31.54
SE07-58	28.5	32.3	3.8	1.58	49.33
SE07-59	38.8	40	1.2	1.91	15.9
SE07-60	25.5	37.5	12	0.73	22.45
SE07-61	47.3	54.7	7.4	0.22	15.18
SE07-62	85	106	21	1.71	83.62
SE07-62	88	100	12	2.68	129.1
SE07-62	91	100	9	3.23	147.86
SE07-64	55.5	61.4	5.9	0.41	26.18
SE07-65	167	179	12	1.37	108.07
SE08-68	308.4	329	20.6	0.26	23.23
SE08-70	257	278	21	1.41	109.53
SE08-70	274.2	278	3.8	5.16	342.72
SE08-72	263.9	284.6	20.7	1.08	123.15
SE08-72	263.9	276.9	13	1.51	180.33
SE08-73	226.3	240.6	14.3	1.6	151.74
SE08-73	226.3	230	3.7	3.25	390
SE08-75	202.4	213.8	11.4	2.83	150.15
SE08-75	209.4	213.8	4.34	5.12	294.66
SE08-79	1872	203.1	15.9	1.63	161
SE08-79	198.1	203.1	5	3.98	449.5
SE08-80	333.4	344.6	11.2	3.47	167.1
SE08-80	333.4	337.9	4.5	5.93	175
SE08-81	223.3	225.2	1.9	8.38	260
SE08-82	264.2	264.9	0.7	0.14	15
SE08-84	327.2	332.6	5.4	1.5	78.6
SE08-85	295.4	320.2	24.8	0.15	17.7
SE08-86	318.4	388.2	69.8	0.2	29.1
SE08-86	318.5	321.2	2.7	0.52	436
SE08-88	340.8	358.4	17.6	0.35	18.6
SE08-91	395.9	398.9	3	0.49	54.8
SE08-94	48.2	55.8	7.6	0.27	5.52
SE08-95	428.5	438.1	9.6	2.32	73.9

Figure 12 presents a drill hole plan and Figures 13 and 14 present vertical cross-sections through the deposit.

P. James F. Barr, P.Geo., has reproduced these intervals and can verify that they are accurate.

APRIL 1, 2011

LEGEND

- Drill Hole Collars
- Grade Control Holes
- Drill Traces
- Surface Channel
- Road
- Watercourse
- Major Contours (5 m)
- Minor Contours (1 m)

NOTES

Base data source:
SilverCrest Mines Inc.

SANTA ELENA EXPANSION PROJECT

Santa Elena
Drill and Surface Channel Plan

PROJECTION: UTM Zone 12
DATUM: NAD83

Scale 1:4,000

Figure 12

APRIL 1, 2011

3321800.0 N
3321600.0 N
3321400.0 N
3321200.0 N
3321000.0 N
SE-06-06
SE07-38
SE-06-05
SE-06-10
AURR: AuEQ Cut Off Grades
0.00 0.38
0.38 1.00
1.00 1.77
1.77 3.00
3.00 999.00
Open Pit Outline
Ground Surface
Deposit Outline
Drill hole
0
100m
NOTES
CLIENT
SilverCrest
eba
A TETRA TECH COMPANY
SANTA ELENA EXPANSION PROJECT
Santa Elena Block Model
Section 581050 E – Looking East
PROJECT NO
DWN
WW
CKD
EF
REV
OFFICE
EBA-VANC
DATE
April 15, 2011
Figure 13

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 13 - SE Block Model Section 581050 E.docx

APRIL 1, 2011

SE-06-11
SE-06-12
SE07-38
SE-08-17

AURR: AuEQ Cut Off Grades

0.00	0.38
0.38	1.00
1.00	1.77
1.77	3.00
3.00	999.00

Open Pit Outline
Ground Surface
Deposit Outline
Drill hole

0 100m

NOTES

CLIENT

SilverCrest Mines Inc.

eba
A TETRATECH COMPANY

SANTA ELENA EXPANSION PROJECT

Santa Elena Block Model
Section 581250 E – Looking East

PROJECT NO	DWN	CKD	REV
V15101018.004	WW	EF	

OFFICE	DATE
EBA-VANC	April 15, 2011

Figure 14

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 14 - SE Block Model Section 581250 E.docx

APRIL 1, 2011

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19.1.3 Santa Elena Block Modelling

The resource estimate was carried out using GEMS (Gemcom) software. The block model consisted of blocks measuring 5 m along strike (east-west), 5 m across strike, and 5 m vertically. A partial block modelling method was used. No rotation was applied to the model. Grades for gold and silver were interpolated into the blocks using the ordinary kriging (OK) algorithm. Block model geometry documented in the January 2011 update is presented in Table 45. Due to the use of underground channel sample results, a new underground void survey, production blasthole data and a correction of an identified grade error in the 2008 database, the geometry has been changed from the 2008 and 2009 block models. The most significant change in the 2011 block modeling and Resource Estimate is the use of shorter ranges of principal axes in the variograms used to estimate block grades and categories. Variography on the sample database determined that the major search axis uses an 80 metre search radius versus the previous 120 metres search radius for Indicated Resources and higher grade sample populations. This change resulted in the reduction of overall tonnes, grade and Indicated Resources. Table 45 present the ranges determined by variography for gold and silver.

Table 45 SANTA ELENA BLOCK MODEL GEOMETRY
Origin	580,600 E
3,321,100 N
900 m elev
Size	5 X
5 Y
5 Z
Rotation	None
No. of Blocks	280 X
160 Y
130 Z

19.1.4 Santa Elena Statistics

Samples contained within the mineralization wireframe were collected and subject to statistical analysis. It was observed that the samples were collected over varying lengths and so it was necessary to composite to a uniform length. Samples within the mineralized zone were composited to 3 m lengths, starting at the point where the sample string entered the wireframe solid and progressing at 3 m intervals to the exit point.

SWRPA noted in the 2008 PFS that the uncut average grade of the internal composite with length <3 m was slightly higher than the uncut average of the full length composites. This was determined to be influenced by one sample with anomalous grade. Capping of the composite grades eliminated this discrepancy. This same effect was noted and integrated into the SilverCrest January 2011 statistical analysis using GEMS.

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19.1.5 Santa Elena Composites

The composites were noted to be moderately to strongly positively skewed. High grade caps of 12.32 g/t gold and 400 g/t silver were applied to the January 2011 model. This is a modification to the capping criteria used in the 2009 estimation which was 20 g/t gold and 300 g/t silver and has resulted in a reduction in gold ounce estimation.

Composite statistics for the January 2011 model are provided in Table 46.

Table 46 DECLUSTERED COMPOSITE STATISTICS
Statistic	Gold	Silver
Number	438	448
Mean	1.91	66.95
Median	0.8	37.02
SD	2.7	91.99
CV	1.41	1.37
Min	0	0
Max	21.55	903.69

19.1.6 Santa Elena Geostatistics

SilverCrest with assistance from Gemcom Software International Inc. (Gemcom) carried out geostatistical analysis to confirm the kriging and search ellipse parameters. In general, a change in orientations and ranges for the 2011 variogram models were obtained versus those used by SWRPA in 2008 and are considered to better represent the current data population. SilverCrest noted that the variography was not very coherent and that the relative nugget effects were quite large. This suggests that the local block grade estimates may not be particularly accurate. High nugget effects result in more smoothing of the block grades, which could reduce ore/waste discrimination, and could generally result in less estimated metal for a particular cut-off grade.

P. James F. Barr, P.Geo. has reviewed the kriging and variogram determination methods and has found them to be appropriate for this data population.

Variogram models used for the estimate are provided for gold and silver in Table 47.

Table 47 VARIOGRAM MODELS FOR GOLD – SANTA ELENA
	Total			Ranges			Orientations			Rotation
	Nugget	Sill	% Nug	Major	Semi	Minor	Major	Semi	Minor
Gold Pass 1	0.5	6.26	8.00%	80	25	15	090/00	180/-60	180/30	Z, X, Z
Gold Pass 2	0.5	6.26	8.00%	130	40	15	090/00	180/-60	180/30	Z, X, Z
Gold Pass 3	0.5	6.26	8.00%	999	999	999	090/00	180/-60	180/30	Z, X, Z
Silver Pass 1	0.5	6.26	8.00%	80	25	15	090/00	180/-60	180/30	Z, X, Z
Silver Pass 2	0.5	6.26	8.00%	120	40	15	265	-9	160	Az, Dip, Az
Silver Pass 3	0.5	6.26	8.00%	999	999	999	090/00	180/-60	180/30	Z, X, Z

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19.1.7 Santa Elena Search Parameters

The variogram ranges for gold are less than for silver and so the search was configured to use the shorter gold ranges. Individual block estimates were limited to a minimum of three and a maximum of 12 composites, with no more than three composites allowed from any one drill hole. Grade interpolation was carried out in three passes, the first with a search limited to 2/3 the variogram range, the second at the full variogram range and the third limited by the mineralized shape. SilverCrest noted that a significant amount of blocks within the wireframe model were estimated. These blocks are within and proximal to the underground resources and to depth. The most significant change in search parameters is the reduction from 120 metres for Indicated Resources by SWRPA in 2008 versus 80 metres by SilverCrest with the assistance of Gemcom in January 2011. This has impacted (reduced influences of higher grades) the estimation of gold grades in the model.

P. James F. Barr, P.Geo., has reviewed the interpolation approach used by SilverCrest and suggests that the 3rd pass search ellipse to fill in the mineralized solid is not typical industry practice. It is considered to be applicable for this style of a well confined epithermal deposit, although these blocks have an inherently low level of confidence. The search parameters and interpolation methodology used is appropriate for reporting purposes.

19.1.8 Santa Elena Classification

Blocks estimated in the first pass were assigned an integer code of 1, blocks estimated in the second pass were assigned code 2 and blocks for the third pass where assigned code 3. On inspection of the block model, it was found that most of the code 1 blocks (i.e., first pass) clustered in the upper west portion of the mineralized zone, with isolated pockets in other portions. A wireframe solid was constructed by trimming the mineralized zone with the ultimate designed pit. Based on good continuity of the mineralized zone, all blocks within this trimmed solid were classified as Indicated Resources. All other estimated blocks outside of this trimmed solid were assigned as Indicated or Inferred Resources. Resource definitions follow those described in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (2005).

P. James F. Barr, P.Geo. has reviewed the approach and found it to be appropriate for reporting purposes.

19.1.9 Santa Elena Block Model Validation

The block model results were subjected to the following validation exercises:

  Inspection on plan and section views and comparison with assays.

  Comparison of block and declustered composite statistics.

  Re-estimation using alternate methodologies such as NN, ID5.

The block grades were observed to agree well with the composite grades.

The declustered composite means calculated by SWRPA in the 2008 PFS were 2.20 g/t gold and 83.50 g/t silver while the mean block grades of the unclassified model were 1.89 g/t gold and 84.00

APRIL 1, 2011

g/t silver. The silver values agreed very well, however, the gold block mean was 17% lower than the composite mean. SWRPA suggested there is a modest conservative bias in the gold grades and should it be real, is not anticipated to have a very large impact on the economics of the project. SilverCrest, in the January 2011 update, observed the similar effect, however the overall grades were lower.

As previously stated, SilverCrest had originally estimated grades using ID3 in 2006. SWRPA re-estimated the blocks using OK and Inverse Distance to the Fifth Power (ID5) weighting, and also reran the modified model using ID3. The results were virtually the same for all three methods. The OK model yielded slightly lower grades than the other two methods. In January 2011, SilverCrest using GEMS updated the database and validated the data. This validation revealed that earlier databases previously used to estimate resources employed the improper use of composites while calculating block grades. The correction of this changed the geostatistical parameters for modelling and has resulted in an updated Mineral Resource estimate. The use of a corrected composite database and an OK model yielded lower grades compared to previously stated Mineral Resources and Reserves.

Individual cut-off grades were calculated and used to define estimations for the 2011 Total Resources, Underground Resources and Mineral Reserves reported in this document. A value of 0.38 g/t AuEQ was used to define the limits of the Mineral Resource estimate using 8% dilution and 95% mining recovery. The underground resources were defined to lie outside of the optimized pit and contained above a lower cut-off value of 1.77 g/t AuEQ based on CCD metal recoveries of 93.5% and costs of underground mining and milling totalling $51.93/t. Underground resources are the result of the mine plan. The in-pit Mineral Reserves used a cut-off of 0.38 g/t AuEQ, based on heap leach metallurgical recoveries of 60.5% for fresh ore and 72% for oxide ore for gold, with recoveries for silver of 38% for deep fresh ore, 38.3% for fresh ore and 53.2% for oxide ore and operating costs totalling $29.70/t.

19.1.10 Mineral Resources

Re-estimation of total Mineral Resources and underground Mineral Resources inclusive of total Resources from the January 2011 update are provided in Table 48 and Table 49.

Table 48 TOTAL MINERAL RESOURCES - JANUARY 2011
Santa Elena & Cruz De Mayo Resources	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	oz	Oz
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

APRIL 1, 2011

* based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 g/t gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit Indicated Resources that have been converted to Probable Reserves which are stated below. Adjusted and depleted for 2010 mine production. Uses capped grades of 12.32 g/t Au and 400 g/t Ag.
** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

Table 49 UNDERGROUND MINERAL RESOURCES - JANUARY 2011
Santa Elena Underground Resources*	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	oz	Oz
Indicated	991,100	1.83	109.1	58,330	3,476,960
Inferred	1,879,000	1.53	86.9	92,470	5,250,190

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded
* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 g/t gold equivalent with applied metallurgical recoveries. Uses capped grades of 12.32 g/t Au and 400 g/t Ag.

P. James F. Barr, P. Geo, has reviewed the geological database, interpretation and modelling methods used in preparing this Mineral Resource Estimate. A new block model was created using the parameters and profiles supplied by Silvercrest to verify the reported Resources. Two holes, SE-08-81 and SE-08-83, were noted to have been omitted from the January 2011 Resource Estimate and were included in the new model. The result of including these holes to the geological database resulted in a net change of less that 0.1% in tonnage and grade. This change is considered not to be material and insignificant. Future underground Resource Estimations on the property should include these drill holes and should strive to demonstrate better confidence in mineral continuity for Indicated Resources. The Mineral Resource Estimate has incorporated standard industry methodologies, has used validated data and is considered to be representative of the deposit.

19.1.11 Santa Elena Mineral Reserves

Table 50 shows the Mineral Reserves estimated in the 2008 SWRPA PFS. This Reserve is now considered to be historic in nature and has been superseded by the 2011 Mineral Reserve estimation.

Table 50 SANTA ELENA OPEN PIT MINERAL RESERVES – JUNE 2008
Classification	Reserve	Gold	Silver	Contained Gold	Contained Silver
	t	g/t	g/t	oz	Oz
Probable	6,542,000	1.61	73.39	339,000	11,927,000

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at a cut-off grade of 0.5 g/t Au based on average recoveries of 67% gold and 34% silver.
3. Mineral Reserves are estimated using a long-term gold price of $765 per ounce, a silver price of $11.95 per ounce, and a US$/peso exchange rate of 1:10.58.

APRIL 1, 2011

For this historic reserve, a dilution factor of 2% was applied. Blocks within the model that are on the edge of the ore zone were diluted by adjacent low grade materials. Mining losses were reviewed and a loss of 2% was applied.

The following revised 2011 Mineral Reserves in Table 51 (diluted and mine recoverable) for Santa Elena excludes 2010 open pit production.

Table 51 SANTA ELENA OPEN PIT MINERAL RESERVES – JANUARY 2011
Santa Elena Open Pit Reserves	Tonnes	Gold	Silver	Contained Gold	Contained Silver
	t	g/t	g/t	Oz	oz
Probable*	4,794,790	1.81	75.9	278,560	11,711,000

Note:
* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 g/t gold equivalent with applied metallurgical recoveries. Capped grades at 12 g/t Au and 400 g/t Ag. Based on a change in bulk density from 2.67 (2008) to 2.60 (2011).

APRIL 1, 2011

Whittle pit parameters that were used to estimate this Mineral Reserve are presented in Table 52.

Table 52 OPEN PIT WHITTLE PARAMETERS FOR SANTA ELENA OPEN PIT
Parameter	Unit	Value
Gold price	$/oz	970
Silver price	$/oz	14.75
Discount rate	%	5%
Mining
Ore Mining rate	tpd	25,000
Vertical rate of advance	#	8
SMU	m	5 x 5 x 5
Operating days per year	days	340
Mining recovery	%	95%
Mining dilution	%	5%
Dilution gold grade	g/t	0.1
Dilution silver grade	g/t	10
Heap Leaching
Throughput per day	t	2,500
Throughput per year	t	850,000
Final heap leach gold recovery	%	63%
Final heap leach silver recovery	%	40%
Geotechnical
Bench face angles	°	60
Operating benches (flitch height)	m	5
Bench height	m	15
Inter-ramp angles	°	variable
Overall pit slopes	°	45
Minimum Ramp width	m	16
Bench width (berm width)	m	2
Costs
Waste mining cost	$/t	1.109
Labour mining cost	$/t	0.126
Ore mining premium	$/t	0.094
Drill and Blasting cost	$/t	0.197
Rehandle cost	$/t	0.4
Reclamation & Closure cost	$/t	0.37
G&A cost	$/t	1.644
Heap Leach crushing cost	$/t	2.844
Heap Leach Merrill Crowe cost	$/t	3.699

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Table 52 OPEN PIT WHITTLE PARAMETERS FOR SANTA ELENA OPEN PIT
Total Cost for Whittle Input
PCAF.HL	$/t	10.381
Subtotal Costs
Gold refining deduction	%	0.20%
Gold refining fixed	$/oz	1.25
Silver refining deduction	%	0.50%
Silver refining fixed	$/oz	0.25
Total Gold selling cost	$/oz	3.19
Total Silver selling cost	$/oz	0.32

For Mineral Reserves, dilution at a 0.1 g/t gold and 10 g/t silver was applied. Mineable recovery was set at 95%. These factors are based on production experience gained in 2010 for open pit operations. SilverCrest designed an ultimate pit based on a generated optimal Whittle pit. John Chow reviewed the pit design used for reserve estimate and determined it to be adequate for inclusion into this PA.

Variances from previously stated Santa Elena Mineral Resources and Reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the Probable Reserves.

The net cumulative effect of these changes is an increase in total resource tonnes and a decrease in the total contained ounces of gold and silver for Santa Elena. The change in total contained ounces in Mineral Resources and Reserves is presented in Table 53.

Table 53 SANTA ELENA MINERAL RESOURCE AND RESERVE CHANGES
	Tonnage	Gold Grade	Silver Grade	Gold	Silver
	kt	g/t	g/t	oz	oz
Probable Open Pit
Jan-2011 statement (includes 2010 Production)	5,151	1.72	73.44	285,170	12,161,220
Jun-2008 statement	6,542	1.61	56.7	339,600	11,927,100
% Change	-21	7	30	-16	2
Indicated Underground
Jan-2011 statement	991	1.83	109.1	58,330	3,476,960
Feb-2009 statement	1804	2.1	127.6	73,236	4,448,800
% Change	-45	-13	-14	-20	-22
Inferred Underground

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Table 53 SANTA ELENA MINERAL RESOURCE AND RESERVE CHANGES
	Tonnage	Gold Grade	Silver Grade	Gold	Silver
	kt	g/t	g/t	oz	oz
Jan-2011 statement	1,879	1.53	86.9	92,470	5,250,190
Feb-2009 statement	1,360	1.94	121.5	84,057	5,276,300
% Change	39	-21	-28	10	0

Most of the decreases in gold and silver ounces are in the deeper portions of the deposit and are attributed to widely spaced drill intercepts in the mineralized zone. This resulted in lower influence of the high grade distribution and variations in the geostatistical treatment of some lower grade mineralized intercepts which decreased overall grades in parts of the deposit. As a result of the conversion of Indicated Mineral Resources to Reserves and the difference in the cut-off grades used to calculate open pit reserves and underground resources, there are a significant number of ounces inaccessible between the economic bottom of the pit and the proposed underground resources. Inclusion of these resources is dependent largely on metal prices and could likely be included in either the open pit or underground resource if metal prices continue to escalate and cut-off grades are lowered. Significant potential exists to increase resources with further infill drilling and expansion drilling in the Santa Elena underground and Cruz de Mayo deposit.

19.2          CRUZ DE MAYO RESOURCE

Resource estimation for the Cruz de Mayo property was completed in 2007 by N. Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest and reviewed by C. Stewart Wallis, P.Geo, then of SWRPA, both defined as Qualified Persons under NI 43-101. Except for determining the estimated gold grade, the Resource has not been re-evaluated as part of this PA.

The collection and compilation of all information with respect to resource estimation for Cruz de Mayo was carried out by SilverCrest and its subsidiary Nusantara. The data was primarily retrieved from Minera Cascabel, S.A. de C.V., Minera Looker and Nusantara personnel. All the available data on core drilling and RC drilling were compiled and entered into Excel data spreadsheets and then imported into a GEMS database. Fifty of the 66 drill holes, totalling 5,023.3 m, were used in the estimation. A summary of the database used for the resource estimation is shown in Table 54.

Table 54 CRUZ DE MAYO DRILL DATABASE
Data	Number	Number of Samples	Metres
TCD-1 to 5*	5	125	419.7
TCP-6 to 16*	11	17	452.2
CM05-01 to 03	3	157	379.4
CM06-04 to 23	20	468	1,812.9
CM07-24 to 50	27	1,910	2,828.0
Total	66	2,677	5,893.3

Note: * not used for in Mineral Resource estimate

SWRPA completed due diligence of the resource estimation and included a review of all surface and underground sampling, drill hole data, the use of surface topography and location of underground

APRIL 1, 2011

workings. The size of the workings was considered insignificant and historic data was not confirmed.

Significant drill hole intercepts of weighted average silver are shown in Table 55. The intercepts were calculated based on weighted averages of continuous sampling in zones of mineralization containing grades greater than 15.0 g/t silver. Drilling and surface trench sampling data was collected for both silver and gold mineralization and used in the block model estimation, however, only silver grades were reported in the 2007 Mineral Resource Estimate. Weighted average gold (g/t) values of the significant intercepts were not originally reported but are included in Table 55.

Table 55 CRUZ DE MAYO SIGNIFICANT DRILL INTERCEPTS*
DDH	From	To	Interval	Weighted Average Silver	Weighted Average Gold*
	m	m	m	g/t	g/t
CM05-02	40.7	99.6	58.9	110.9	0.10
CM05-03	53.1	81.3	28.2	70.8	0.04
CM06-08	42	68.3	26.2	77	0.09
CMRC07-24	25.5	33	7.5	29.2	0.00
CMRC07-25	30	40.5	10.5	106.4	0.09
CMRC07-26	15	25.5	10.5	77.5	0.05
CMRC07-27	9	13.5	4.5	16.3	0.03
CMRC07-28	31	54	23	97.2	0.12
CMRC07-31	40.5	43.5	3	38	0.01
CMRC07-32	46.5	60	13.5	167.7	0.79
CMRC07-33	48	78	30	56	0.08
CMRC07-33	96	100.5	4.5	53	0.02
CMRC07-34	145.5	155	9.5	39.8	0.00
CMRC07-35	115.5	202.5	87	62	0.05
CMRC07-36	85.5	88.5	3	29.5	0.06
CMRC07-38	88.5	93	4.5	43.7	0.04
CMRC07-38	130.5	142.5	12	169.5	0.11
CMRC07-39	40.5	46.5	6	156.5	0.11
CMRC07-40	54	63	9	78.8	0.07
CMRC07-41	54	60	6	41	0.04
CMRC07-42**	3	51	48	34.9	n/a
CMRC07-43	16.5	96	79.5	52.8	0.05
CMRC07-44	33	37.5	4.5	26.3	0.02
CMRC07-44	75	88.5	13.5	38.9	0.03
CMRC07-48**	108	189.5	81.5	46.34	n/a
CMRC07-49**	152	189.5	37.5	30.58	n/a
CMRC07-50**	112.5	118.5	6	93.33	n/a
Weighted Average			23.25	65.76	0.062

Note:
* Values prev. reported in 2007 for resource estimate, calculated by EBA per RPA. Does not include the 2008 drilling
** intervals were unable to be re-produced by EBA

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The technical report states that statistically the data was reported to comprise of three possibly different populations. At least two of the populations were considered to correspond to the high grade versus lower grade silver mineralization.

During data review, SWRPA discerned that there was a zonation of metal grades, with a high-grade zone associated with structural intersections. These boundaries were not been fully established and so could not be applied to the resource estimate. SWRPA was of the opinion that further review would be necessary to resolve this possible structural control.

The topography was created from a detailed aerial flight carried out by Eagle Mapping Inc. of Vancouver, B.C. Digital maps using 2 m contours were created. The survey was done using WGS 84 system versus the ground survey of drill holes in NAD 27. All holes were converted to WGS 84 using a standard spreadsheet equation available on several survey websites. Manual adjustments were made to several holes, with the generated topography being the default. Typically, these adjustments were only a few metres. However, a few holes (CM06-09 and CM07RC-27) required significant manual adjustment to be consistent with topography and field identification. These errors may have been due to GPS field problems or improper written coordinates. SWRPA was of the opinion that detailed surveying of all drill hole coordinates using WGS 84 system is required before any further resource estimation is conducted. EBA is not aware of any recent field surveying of the drill hole collars.

A drill plan is presented in Figure 15 and a cross-section through the deposit in Figure 16.

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L
L'
Approx. 0.5 km northwest
CM 06-18
CM 06-19
CM 06-20
CMRC07-41
CMRC07-39
E'
E
CM 06-17
CMRC07-40
Road
45
CM 05-01
CM 06-16
CMRC07-32, 33, 50
CMRC07-34 to 37
CMRC07-31
?
CM 06-15
CM 06-13
25
A'
A
CM 06-14
B'
B
CMRC07-38, 47, 48, 49
CM 06-04
CM 05-2
CM 05-3
CM 06-12
CMRC07-24 to 28, 42, 43, 44
C'
C
D'
D
CM 06-11
CMRC07-30
CM06-10
CMRC07-45
CMRC07-29
CM 06-08
CM 06-06
CM 06-07
CM 06-09
CM 06-23
CM 06-21
CM 06-22
CMRC07-46
CM 06-05
Oasis
Intrusive Contact
Road
LEGEND
CURRENT RESOURCE TARGET
MINERALIZED ZONE (SURFACE)
35 DIP OF MINERALIZED ZONE
PHASE I DRILL HOLE
PHASE II RC DRILL HOLE
HISTORIC DRILL HOLE
FAULT
UNDERGROUND WORKINGS
0 m
300 m
NOTES
CLIENT
SilverCrest Mines Inc.
SANTA ELENA EXPANSION PROJECT
Cruz de Mayo
Drill Hole Plan
eba
A TETRA TECH COMPANY
PROJECT NO
V15101018.004
DWN
MO
CKD
JRC
REV
OFFICE
EBA-VANC
DATE
April 10, 2011
Figure 15

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 15 - CdM Drill Hole Plan.docx

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A
A'
CM05-2,3
CMR07-32
CMR07-33
1200 M
1150 M
1100 M
5.6 (1.63)
30.0 m
417.4 (12.2)
7.5 m
167.7 (4.9)
13.5 m
488.7 (14.3)
7.5 m
126.4 (3.7)
4.5 m
110.9 (3.23)
58.9 m
100.5
53 (1.54)
4.5 m
100.5
?
LEGEND
Rhyolite
Andesite
Silver Zone
High Grade Silver
417.4, 12.2 / 7.5 m = Ag gpt, Ag opt / Metres
Thrust Fault
0 m
50 m

NOTES

CLIENT

SilverCrest

SANTA ELENA EXPANSION PROJECT

Cruz de Mayo
Cross Section A-A' Looking Northwest

PROJECT NO	DWN	CKD	REV
V15101018	MO	JRC	
OFFICE	DATE		
EBA-VANC	April 10, 2011		

Figure 16

eba A TETRA TECH COMPANY

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 16 - CdM Cross Section.docx

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19.2.1 Cruz de Mayo Block Modelling

The resource estimate was carried out using a block model constructed in GEMS (Gemcom Software). The block model consisted of blocks measuring 10 m along strike (east-west), 10 m across strike, and 5 m vertically. No rotation was applied to the model. Grades for silver and gold were interpolated into the blocks using the Ordinary Kriging (OK) algorithm. Although only silver grades were reported in the 2007 resource, gold values were estimated at the same time using the same model and are disclosed in this summary and Table 56, Table 57 and Table 58 below. The average uncut grade for gold was 0.1 g/t and was considered minor for estimation purposes.

Wireframe models were constructed of the topographic surface, as well as the two principal mineralized zones. The two mineralized zones consist of northwest-striking tabular bodies, which have a shallow dip to the southwest. The topographic digital terrain model (DTM) was then used to clip the mineralized zones model at the ground surface. The clipped mineralized zones were used to assign a rock code to both the blocks and the sample composites. The mineralization zone wireframe shapes were constructed from geological knowledge of the deposit and the use of a 15 g/t silver lower cut-off constraint.

An image of the 3-D wireframe model is presented in Figure 17.

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3342500.00
3342000
3341500.00
3341000.00
A'
A
Elev (Z)
1250.00
1000.00
610500.00
611000.00
611500.00

Lower Mineralization

Upper Mineralization

Topography

NOTES

CLIENT

SilverCrest Mines

SANTA ELENA EXPANSION PROJECT

Cruz de Mayo Mineralization Model

eba
A TETRA TECH COMPANY

PROJECT NO.	DWN	CKD	REV
V15101018	MD	JRC	
OFFICE	DATE		
EBA-VANC	April 11, 2011		

Figure 17

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 17 - CdM Mineralization Model.docx

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19.2.2 Cruz de Mayo Statistics

Samples contained within the ore solids were collected and subject to statistical analysis. Sample statistics are provided in Table 56.

Table 56 CRUZ DE MAYO SAMPLE STATISTICS
	Units	Silver	Gold
No. (Total)	#	502	502
No. (Non-zero)	#	476	396
Mean	g/t	59.40	0.09
Median		29.00	0.03
SD		114.60	0.37
CV		1.93	3.97
Min	g/t	1.00	0.005
Max	g/t	1,370	4.81

The assay data were observed to be moderately to strongly positively skewed, and in SWRPA’s opinion, it was appropriate to cap high grades to a predetermined value. The sample grades were capped at 300 g/t silver. A total of 12 samples, or 2.5% of the population, were affected by capping at this level. No upper cut-off was described for gold values.

19.2.3 Cruz de Mayo Composites

It was observed that the samples were taken over varying lengths and so it was necessary to composite them to a uniform length. Samples within the mineralized zone were composited to 2 m lengths, starting at the point where the sample string entered the wireframe solid and progressing at 2 m intervals to the exit point. This resulted in approximately 5% of the total number of confined composites being less than the prescribed 2 m length where insufficient interval length remained along the sample string at the exit point from the wireframe solid. SWRPA inspected these composites and was of the opinion that they are of similar grades to the 2 m unconfined composites and that using them in the grade estimation will not introduce a bias. Consequently, they were left in the database.

Composite statistics are provided in Table 57.

Table 57 CRUZ DE MAYO COMPOSITE STATISTICS (ALL 2 METRE LENGTHS)
	Units	Silver	Gold
No. (Total)	#	488	488
Mean	#	45.78	0.048
Median	g/t	25.18	0.027
SD		53.24	0.071
CV		1.16	1.47
Min		0.00	0.00
Max	g/t	300	0.488

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19.2.4 Cruz de Mayo Geostatistics

A geostatistical analysis was carried out on all the composites to derive kriging and search ellipse parameters. The kriging parameters derived from the semi-variogram analysis of silver distributions are provided in Table 58.

Table 58 CRUZ DE MAYO KRIGING PARAMETERS
				Ranges			Orientations
	Nugget	Tot. Sill	% Nug.	Major	Semi	Minor	Major	Semi	Minor
Silver	0.15	0.8	18.75	67	59	28	030/20	295/15	171/65

The model comprises a single spherical model with orientations that closely match one another and the known principal geological structure.

19.2.5 Cruz de Mayo Search Parameters

The grade interpolation was carried out in two passes: the first at the variogram range (Table 57), the second using a 90 m × 90 m × 50 m search ellipsoid. For the first pass, estimates were limited to a minimum of two and a maximum of 12 composites, with no more than three composites allowed from any one drill hole. For the second pass, the minimum composite limit was lowered to one.

19.2.6 Cruz de Mayo Classification

Mineral classifications were completed by SilverCrest personnel N. Eric Fier, C.P.G., P.Eng., who is defined as a Qualified Person by NI 43-101, and reviewed by SWRPA using definitions set out by CIM Definitions Standards for Mineral Resources and Mineral Reserves and to conform with NI 43-101. The Indicated category included blocks estimated in the first pass (i.e., at the variogram range search distance), with a minimum of six composites and distance to the nearest composite of 35 m or less. The Inferred category was assigned to all blocks estimated in the second pass, plus all first pass blocks not captured in the Indicated assignment.

No Measured Resources were estimated.

19.2.7 Cruz de Mayo Block Model Validation

The block model results were subjected to the following validation exercises:

  Inspection on plan and section views and comparison with assays.

  Comparison of global block and composite mean grades.

The global mean block grade was 59.04 g/t silver, which compared reasonably well with the mean composite grade of 53.24 g/t silver.

The block grades were observed to agree well with the composited drill hole sample grades.

19.2.8 Cruz de Mayo Mineral Resources

The previous extracted underground tonnage has been approximated by historic records and volumetric measurements of underground workings completed by SilverCrest in May 2007. The

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extracted tonnage and grade was considered to be insignificant and would not impact the estimated resources.

A specific gravity of 2.54 was calculated from laboratory analysis of four drill core samples and was used in the resource estimations.

Table 59 shows the Mineral Resource Estimate for Cruz de Mayo based on a cut-off grade of 30 g/t silver.

Table 59 CRUZ DE MAYO MINERAL RESOURCES
Classification	Resource	Silver	Contained Silver	Gold*	Contained Gold*
	t	g/t	oz	g/t	oz
Indicated	1,141,000	64.2	2,353,400	0.06	2,300
Inferred	6,065,000	66.5	12,967,100	0.07	13,300

Notes.
1. CIM definitions were followed for Mineral Resources.
2. A cut-off grade of 30 g/t Ag was used.
3. A specific gravity of 2.54 was used.
* Au was calculated but not reported in 2007 Mineral Resource Estimate

Previously, SWRPA stated that in their opinion, the classification of Mineral Resources for the Cruz de Mayo property is appropriate and conforms to the definitions as stated by NI 43-101 and set out in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 (CIM definitions).

In 2010, C. Stewart Wallis, P.Geo. reviewed and verified the disclosure of the contained gold which was calculated but not disclosed in the 2007 report.

19.2.9 Cruz de Mayo Mineral Reserves

There are no Mineral Reserves for Cruz de Mayo.

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20.0	OTHER RELEVANT DATA AND INFORMATION

20.1          SANTA ELENA OPEN PIT (PHASE I)

In October 2009, construction commenced on the Santa Elena Open Pit heap leach which is considered Phase I of the development plan for the mine. On September 9, 2010, the mine poured its first gold and silver dore ounces with the completion of major construction. The operation is currently in the commissioning phase until production ramps up to a steady state.

This section covers aspects of the Santa Elena Mineral Resource and Mineral Reserve update not already covered in earlier sections. SilverCrest personnel including Qualified Persons completed this work in conjunction with Gemcom. John Chow has reviewed this work and is satisfied that there are no material issues. Further details of the review are contained within each section below.

20.2          SANTA ELENA OPEN PIT OPTIMISATION

In January 2011, SilverCrest completed a revised Mineral Resource and Reserve which was used for open pit optimization. Parameters established for this included:

  2,500 tpd crushing operation with delivery to the heap leach pad.

  Estimated 340 dpy working time with allocation of statutory holidays.

  Two 10 hour shifts per day 5 days per week for mining and 7 days per week for crushing.

The designed and optimized pit was completed by Santa Elena staff utilizing Whittle 4X and Gemcom software.

With the use of Gemcom Minesched software a new production schedule was completed by Gemcom personnel who assisted with pit optimization. John Chow is satisfied that the optimisation was performed within industry standards.

20.3          SANTA ELENA OPEN PIT MINE DESIGN AND MINING METHOD

Santa Elena is a conventional open pit with typical constraints applied using geotechnical and mining method criteria to design the mine.

In 2010, production mining established an open cut with a sloped wall approximately 40 meters high. This wall was excavated per pit design with no significant geotechnical or hydrological challenges. The design pit will be considered a “dry pit” for most of the mine life. Optimization of the pit design using Whittle software accounts for practical changes to reduce waste mining without significantly impacting ore tonnes. These changes are reflected in the new Life of Mine Plan (LOMP) with less waste tonnes.

All drilling, blasting and mining is completed by a local Mexican mine contractor utilizing a fleet of:

  4 – 40 tonnes Caterpillar 740 articulating trucks.

  3 – 70 tonnes Caterpillar 769 haul trucks.

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  Support equipment including one D8 and two D9 dozers, two excavators, two air track drills (Tamrock and G. Denver), one 140H Caterpillar grader, explosives truck, and maintenance vehicles.

  Auxiliary equipment includes a water truck and light vehicles.

The new LOMP as presented in Table 61 has not changed mine equipment requirements from the previous LOMP.

The pit is currently designed for a mine life of 6.5 years. In the 3rd year (2013), a large waste strip is required and management at this time may decide to complete this part of the reserve as an underground mine.

John chow has reviewed the pit design and found only minor technical issues relating to the software. This would have no material effect and additional work is not necessary.

20.4          SANTA ELENA OPEN PIT HEAP LEACH

The heap leach pad is conventional in construction and covers an area of approximately 7.0 hectares. The Phase I pad has been constructed to accommodate about 3.5 years of production or 3.5 million tonnes. Design was completed by Vector Engineering and recommends 6m high lifts with a maximum pad height of 42 meters. The Phase II or ultimate pad would be constructed in 2013 depending on the results of a Pre-Feasibility Study for the Expansion Project.

Recoveries for the Mineral Reserve reflect those that have been developed by operating personnel at the Santa Elena Mine and have not been independently verified. John Chow has reviewed the summary-level information and found it acceptable for inclusion in a Preliminary Economic Assessment, however he is of the opinion that independently verifiable data would be required for a study of greater accuracy.

20.5          SANTA ELENA OPEN PIT SCHEDULE

A revised open pit mine schedule was completed in January 2011 using Gemcom’s Minesched software and an optimized pit design. The results are presented in Table 60. The schedule is considered to be the revised LOMP which includes 2010 production.

In 2010, 335,880 tonnes of oxide ore were mined at a grade of 0.58 g/t gold and 39.35 g/t silver. Total contained ounces mined were 6,600 oz gold and 450,250 oz silver.

John Chow has reviewed the schedule and found the work satisfactory with a number of minor issues. None of these issues have a material effect on the reserve. This includes:

•	Incorrect but materially the same block model,

	-	Contained metal, grade and tonnes were within 0.2% at an open pit cutoff grade of 0.38g/t AuEQ

	-	AuEQ was calculated differently which has no economic impact. A change may affect the decision making process during the scheduling process, which would be expected to have minimal impacts, if any.

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Table 60 SANTA ELENA REVISED LIFE OF MINE SCHEDULE (PHASE I)
	year	2010	2011	2012	2013	2014	2015	2016	2017	Total
Gold Grade	g/t	0.58	1.84	1.59	2.21	1.74	1.73	1.58	0.00	1.72
Silver Grade	g/t	39.35	44.15	45.95	88.06	85.18	98.39	130.74	0.00	73.44
Tonnes	t	355,880	882,611	949,186	918,830	792,211	940,230	311,719	0	5,150,667
Waste Tonnes	t	642,579	3,980,058	4,434,180	6,572,894	7,509,504	5,340,607	902,455	0	29,382,277
Total Tonnes	t	998,459	4,862,669	5,383,365	7,491,724	8,301,715	6,280,837	1,214,173	0	34,532,943
In-Situ Ounces
Gold Ounces	oz	6,602	52,140	48,548	65,385	44,305	52,368	15,819	0	285,167
Silver Ounces	oz	450,256	1,252,865	1,402,398	2,601,447	2,169,672	2,974,269	1,310,319	0	12,161,227
Recoveries
Gold Recovery	%	32%	51%	65%	56%	68%	59%	122%	0%	63%
Silver Recovery	%	12%	34%	34%	29%	38%	36%	79%	0%	40%
Recoverable
Gold Ounces	oz	2,140	26,361	31,761	36,479	29,926	30,864	19,352	2,089	178,971
Silver Ounces	oz	54,886	429,289	478,079	756,551	832,424	1,065,720	1,034,930	153,656	4,805,536
.

Notes:
* Recovery above 100% is based on minimal mining of in-situ ounces for part of the year verses more produced ounces due to inventory of metals remaining on the leach pad recovered in the year.

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20.6          SANTA ELENA OPEN PIT INFRASTRUCTURE

The Santa Elena open pit heap leach mine was constructed in 2009. Facilities at the mine consist of:

  7 km long main access road from paved highway and local community of Banamichi,

  2,500 tpd ore open pit mine utilizing a mine contractor,

  Waste dump with the capacity of an estimated 35 million tonnes,

  3-stage crusher provided by Excel Machinery of Amarillo, Texas,

  Lined and certified leach pad designed by Vector Engineering of Denver, Colorado,

  Lined and certified barren and pregnant solution pond designed by Vector Engineering of Denver, Colorado,

  Lined and certified emergency pond designed for 100 year event,

  Merrill Crowe plant and refinery,

  On-site laboratory for production and exploration work,

  Administration office,

  Maintenance shop for mine contractor,

  Diesel generators, and

  All required piping, power and security.

John Chow is satisfied that there have been no changes to the operation which would require any material change to infrastructure requirements. Minor upgrades of equipment for efficiencies and safety are required but these are not unusual for an operation undergoing commissioning.

20.7          SANTA ELENA OPEN PIT LABOUR

In January 2011, Santa Elena had 114 employees (excludes mine contractor) with personnel at 68.4% locals and 31.6% non-locals. Approximately 45 mine contractors are on site for a total personnel of 159.

A breakdown of the Santa Elena staff personnel is detailed in Table 61.

Table 61 SANTA ELANA MINE PERSONNEL
Department	January Hired	Actual	Budget	Over / (Under)
Mining
Mining	-	4	4	0%
Geology	-	6	6	0%
Surveyor	-	2	2	0%
Total Mining	-	12	-	0%
Processing

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Table 61 SANTA ELANA MINE PERSONNEL
Department	January Hired	Actual	Budget	Over / (Under)
Maintenance	-	8	4	100%
Plant, Refinery, Leach Pad	-	12	13	-8%
Crusher	1	18	11	64%
Laboratory	-	15	8	88%
Total Processing	1	3	36	47%
General and Administration
General Manager	1	3	2	50%
Administration & HR	-	8	7	14%
Finance, IT, Purchasing	-	11	7	57%
Environmental	-	5	5	0%
Safety	-	11	11	0%
Total G&A	1	38	32	19%

Total Mine Employees	2	103	80	29%
Mexican Admin
In Country Rep	-	3	3	0%
Exploration	3	8	3	167%

Total SEOP Employees	5	114	86	33%

Salaries for Santa Elena employees are competitive with the mining industry in Mexico. The January 2011 salary and benefits structure was used in the economic analysis for both the Phase I and the Expansion Project.

20.8          SANTA ELENA OPEN PIT OPERATING COSTS

Average 2010 open pit heap leach operating costs (Table 62) were $12.35 per tonne which is close to the projected budget.

Table 62 OPERATING COSTS FOR THE 4 MONTHS ENDING DECEMBER 31, 2010
Mining	Actual	Budget
	$/t ore	$/t ore
Mining – Ore	1.94	1.91
Mining – Waste	1.25	1.29
Sub-Total	3.20	3.21
Processing
Crushing	2.52	1.56
Leaching	1.17	0.81
Ponds	0.00	0.11

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Table 62 OPERATING COSTS FOR THE 4 MONTHS ENDING DECEMBER 31, 2010
Mining	Actual	Budget
	$/t ore	$/t ore
MC Plant & Refinery	2.26	3.07
Laboratory	0.53	0.48
Sub-Total	6.49	6.02
General & Administration
Environmental Dept.	0.22	0.22
Mine Administration	2.45	1.53
Sub-Total	2.67	1.75
Total Mine Costs/Tonne	12.35	10.98

These costs along with projected inflation have been used in the Phase I and Expansion Project economic analyses.

Operating costs per tonne of ore are estimated at US$24.67 as presented in Table 12 of the Technical Summary.

John Chow has reviewed the costs and in general found them to be within industry norms. Actual operating results are within typical levels of variance for a project in commissioning. It is though that the Mine Administration cost of $2.45/t is likely to be lower than what will be seen during Life Of Mine (LOM) operations.

20.9          SANTA ELENA OPEN PIT CAPITAL COSTS

Capital costs for the Phase I construction were budgeted at $20.6 million in late 2009 including working capital of $4.5 million and a contingency of $1.2 million. Final construction cost was $19.8 million as of November 2010. Major cost items included:

  3 stage Cedarapids crusher at $3.9 million,

  Pads, ponds and irrigation at $2 million,

  MC process plant at $2.5 million,

  detail engineering design and EPCM at $2.5 million,

  Working capital at $2.8 million.

Major savings during construction included pads, ponds and irrigation which were budgeted at $2.5 million and working capital which was budgeted at $4.5 million.

John Chow has reviewed these costs and expects that the current construction is satisfactory. Some additional cost is expected to upgrade the primary crusher to suit the ore material. The crusher experienced some issues that have been rectified during operations. Further work and monitoring is required before the behaviour of the ore crushing is understood.

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20.10          SANTA ELENA OPEN PIT ECONOMIC ANALYSIS

Economic analysis at base case prices of $1,000/oz gold and $18 silver for the revised Phase I LOMP including 2010 production shows an NPV of $78.5 million. At current prices this NPV is $190.2 million. Table 63 summarizes the analysis.

Excluding 2010 production, the financial analysis results for the Santa Elena Open Pit Phase I Heap Leach operation show a pre-tax Net Present Value at 5% of US$68.0 million as presented in Table 14 in the Technical Summary.

John Chow has reviewed the economic analysis and found it satisfactory.

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Table 63 SANTA ELENA OPEN PIT ECONOMIC ANALYSIS (INCLUDES 2010 PRODUCTION)
Metal Prices	Units	2010	2011	2012	2013	2014	2015	2016	2017	Total
Gold Price – Determination	$/oz	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Gold Price – Hedge	$/oz	927	927	927	927	927	927	927	927	927
Gold Price – Sandstorm	$/oz	350	350	350	350	350	350	350	350	350
Silver Price	$/oz	18	18	18	18	18	18	18	18	18
Production
Gold Grade	g/t	0.58	1.84	1.59	2.21	1.74	1.73	1.58	-	1.72
Silver Grade	g/t	39.35	44.15	45.95	88.06	85.18	98.39	130.74	-	73.44
Tonnes	kt	356	883	949	919	792	940	312	-	5,151
Waste Tonnes	kt	643	3,980	4,434	6,573	7,510	5,341	902	-	29,382
Total Tonnes	kt	998	4,863	5,383	7,492	8,302	6,281	1,214	-	34,533
In-Situ Ounces
Gold Ounces	oz	6,602	52,140	48,548	65,385	44,305	52,368	15,819	0	285,167
Silver Ounces	oz	450,256	1,252,865	1,402,398	2,601,447	2,169,672	2,974,269	1,310,319	0	12,161,227
Recoveries
Gold	%	32.40%	50.60%	65.40%	55.80%	67.50%	58.90%	122.30%*	-	62.80%
Silver	%	12.20%	34.30%	34.10%	29.10%	38.40%	35.80%	79.00%	-	39.50%
Recoverable
Gold Ounces	oz	2,140	26,361	31,761	36,479	29,926	30,864	19,352	2,089	178,971
Silver Ounces	oz	54,886	429,289	478,079	756,551	832,424	1,065,720	1,034,930	153,656	4,805,536
Gross Metal Revenue
Gold Revenue	$’000	758	22,688	26,922	30,435	25,354	26,852	16,836	1,818	151,663
Silver Revenue	$’000	988	7,727	8,605	13,618	14,984	19,183	18,629	2,766	86,500
Gross Revenue	$’000	1,745	30,415	35,528	44,053	40,337	46,035	35,465	4,583	238,162
Operating Costs
Mining Costs	$'000	1,811	16,696	17,990	21,734	23,106	20,648	9,581	2,932	114,496
Cost per Ounce AuEq		$$579	$490	$446	$434	$514	$413	$252	$604	$431

APRIL 1, 2011

Table 63 SANTA ELENA OPEN PIT ECONOMIC ANALYSIS (INCLUDES 2010 PRODUCTION)
Capital Costs
Capital	$'000	20,000	-	-	-	-	-	-	-	20,000
Sustaining Capital	$'000	-	994	778	1,978	378	378	378	-	4,884
Total	$'000	20,000	994	778	1,978	378	378	378	-	24,884
Financial Analysis
Pre Tax Revenue	$'000	1,745	30,415	35,528	44,053	40,337	46,035	35,465	4,583	238,162
Operating Costs	$'000	-1,811	-16,696	-17,990	-21,734	-23,106	-20,648	-9,581	-2,932	-114,496
Capital Costs	$'000	-20,000	-994	-778	-1,978	-378	-378	-378	-	-24,884
Pre Tax Cash Flows	$'000	-20,065	12,725	16,760	20,342	16,854	25,009	25,506	1,652	98,782
IRR 78%
NPV 5.00%	$'000									78,495

Notes:
* Recovery above 100% is based on minimal mining of in-situ ounces for part of the year verses more produced ounces due to inventory of metals remaining on the leach pad recovered in the year.

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20.11          SANTA ELENA OPEN PIT SENSITIVITIES

Select sensitivity analysis on the Phase I open pit heap leach based on the revised LOMP is shown in Table 64.

Table 64 SANTA ELENA OPEN PIT SENSITIVITIES
Case	Gold Price	Silver Price	Pre-Tax Net Cash Flow	Pre- Tax NPV @ 5% Discount
	US$	US$	US$ M	US$ M
Low	800	12.00	52.3	40.2
Base	1,000	18.00	98.7	78.5
Current Prices	1,450	38.00	234.5	190.2
High	1,600	50.00	305.4	248.5

20.12          SANTA ELENA OPEN PIT ENVIRONMENTAL AND PERMITTING

In 2009, the Santa Elena mine received its MIA (EIS) and operating permit from SEMARNAT which is the Mexican Department of Environment and Natural Resources. Previous to obtaining the permit, SilverCrest completed approximately 12 months of environmental baseline work which was the basis for the MIA and operating permit application.

Along with the MIA, major operating permits were required from:

  CFE (Mexican Energy Commission) for power generation.

  CONAGUA (Mexican Water Commission) for use of water.

  CONAFOR (Mexican Forest Service) for land disturbance and payment of timber removed.

  Mexican military for a Blasting Permit and licence for use.

  Municipality of Banamichi construction permit.

The operation as of January 2011 was in good standing on all required permits.

20.13          SANTA ELENA OPEN PIT SOCIAL CONSIDERATIONS

SilverCrest and the Santa Elena mine has been very active in the local communities. This responsibility has included:

  The donation of a new ambulance to the municipality.

  Setting up a local Non-Profit Organization to facilitate community projects in cooperation with the mine site.

  Education of the local communities on mine activities through public meetings, announcements, and site visits.

  Participation in forming a first response team for the local area to deal with fire and medical emergencies.

SilverCrest is dedicated to assisting local communities beyond simply providing jobs.

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20.14          SANTA ELENA OPEN PIT MINE CLOSURE

The mine has an environmental management plan which includes operation and closure.

Closure will include the removal of all infrastructure, and reclamation of the waste dump and leach pad. The plan is to transform the land back to its near original condition for best future land use. The open pit is not required to be backfilled but is required to be stable and fenced to prevent accidents.

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21.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTIONS PROPERTIES

21.1          SANTA ELENA UNDERGROUND MINING

 21.1.1 Underground Resource Geometry and Mining Method

The ore zone is predominately steeply dipping at up to 80°, which is suitable for Long Hole Stoping (“LHS”). However, some areas of the deposit dip at less than 50° which is generally the minimum rock rill angle suitable for LHS. For areas which are shallow dipping, Mechanized Cut & Fill (“MCF”) was selected as the preferred mining method.

Access to mining areas is proposed via a decline from the surface that is nominally 4 m wide by 3.5 m high at a 12.5% gradient. There will be a single decline from the surface, with a secondary escapeway provided through the ventilation raises.

Ore haulage to surface will be carried out by 20 tonne underground dump trucks, which haul directly to the Run-of-Mine (ROM) stockpile and will direct tip into the crusher when possible. Figure 18 presents the underground mine layout and stoping arrangement.

APRIL 1, 2011

SANTA ELENA
OPEN PIT
0 m
200 m
Looking North West - 348°
NOTES
CLIENT
SilverCrest
SANTA ELENA EXPANSION PROJECT
Santa Elena
Underground Mine Layout and Stopes
PROJECT NO
V15101018.004
DWN
JRC
CKD
REV
OFFICE
EBA-VANC
DATE
April 08, 2011
Figure 18
eba
A TETRA TECH COMPANY

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 18 - SE UG layout and stopes.docx

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21.1.2 Underground Mine Design Criteria

Conceptual underground mine design for the Santa Elena deposit was completed using the GEMS software, and scheduling used a custom MS Excel spreadsheet.

The key mine design and planning criteria are summarised below. These criteria reflect the design parameters used to develop the conceptual level underground mine plan and production schedule.

21.1.2.1 Block Models and Ore Criteria

The 3D block model was provided to EBA by SilverCrest and was imported directly into GEMS, and used as the basis for mine design and planning. 3D ore body solids, geology surfaces and structures provided by SilverCrest were also imported.

The solids and block models were used to develop grade shells at a gold equivalent (AuEQ) of 1.77 g/t. These grade shells were used to identify potential underground mining zones, which were then used to develop conceptual stope solids. These solids were optimized to develop the final underground mining volumes.

21.1.2.2 Geotechnical Parameters

Limited work has been done to date on the geotechnical characterization of the rock for underground mining purposes. The geotechnical parameters which have been applied to the underground mine have been extrapolated from the open pit rock characteristics and diamond drilling which has been completed in the immediate Santa Elena area.

The stability graph method (N') was estimated to provide approximations of hydraulic radius (HR) for proposed stope designs. Values for A (rock stress factor), B (joint orientation factor), and C (gravity adjustment factor) were estimated and applied. Horizontal spans in the ore development are assumed not to exceed 5 m for LHS and 15 m for MCF. In the wider areas of MCF it may be necessary to mine two separate parallel drives (i.e. drift-and-fill mining) to facilitate a stable span.

An NGI tunnelling index, Q, was estimated based off previous geotechnical work done for the Santa Elena pit slopes and used to provide a base case for ground support in development tunnels. General ground support for drives uses pattern bolting with 2.1 m long split sets on a 1.5 × 1.5 m pattern. Welded wire mesh anchored with spilt sets is proposed for areas with permanent infrastructure including pumps, and the maintenance and crib rooms. Once additional geotechnical drilling has been completed in the area of the underground mine, the support designs will be optimized. Wider development may require cable bolting support, with this being typical at tunnel intersections and infrastructure areas.

A minimum 15 m thick crown pillar will be left between the open pit bottom and the underground workings. The exact dimensions of final crown pillars will be determined as the design and planning proceeds to a pre-feasibility stage.

21.1.3 Mining Method and Stope Design

The two mining methods proposed for resource extraction are MCF with hydraulic backfill, and LHS. MCF will be utilized in the shallow dipping areas, less than 50°, while LHS is proposed for the remaining majority of the deposit.

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The stope designs depict conceptual mineable shapes for MCF and LHS mining methods and contain some planned dilution. 5% external dilution at a zero grade has been added to stopes in addition to the internal dilution from within the mining shapes to account for overbreak, resulting in an overall dilution of 18.2% . As the geotechnical behaviour of the rock is expected to be good, no additional allowance for ore recovery has been applied beyond the mineable shapes and the 5% dilution. The ore body contains occasional areas of low grade material which would not be mined, reducing internal dilution.

The conceptual underground mining volume is a subset of the stated global Santa Elena Mineral Resource. This volume contains 2.8 Mt of diluted ore at grades of 1.51 g/t gold and 88.6 g/t silver. This includes an additional 5% dilution at a zero grade and 409 kt of mineralized material less than the 1.77 g/t AuEQ cut-off, causing the 18.2% internal dilution (Table 65).

Table 65 SANTA ELENA UNDERGROUND RESOURCES
Grade Group	Tonnage	Gold Grade	Silver Grade
g/t	t	g/t	g/t
5% dilution	112,854	0.00	0.0
<1.77	409,835	0.58	45.8
>= 1.77	2,257,078	1.75	100.8
Total	2,779,767	1.51	88.6

This study includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment will be realized.

Approximately 23% of the total mining resource will be mined with MCF stopes and the remaining with LHS stopes. The majority of the stopes will be mined longitudinally (along strike) with both methods. Wider areas, greater than 15 m, will be mined transversely with primary and secondary stopes. Detailed primary and secondary stope layouts have not been designed in this conceptual level mine plan, as all stopes are accessed longitudinally in the conceptual mine plan.

21.1.3.1 Long Hole Stoping

Longhole stoping provides high productivity at low mining costs from a small number of working faces. For the purposes of this conceptual mine plan, it is assumed that areas wider than 15 m will be mined longitudinal which may impact stope stability. Only a small portion of the areas are over 15 m in width (Figure 19).

All stopes will be back-filled with a mixture of hydraulic fill and/or development waste.

Sublevels will be developed at vertical intervals of 20 m depending on ore body geometry and will be developed through ore to minimise development costs, as the ore body is generally narrow enough to allow ore drives to be developed longitudinally. The ore drives would be developed with a 1 - 2% grade to enable water runoff, but this has not been modelled in the conceptual mine plan at this stage. Ore development drives will be 3.5 m wide by 3 m high which will allow for the use of a 3 m3 LHD unit (Load Haul Dump). Ore drives would not be slashed during development; instead any ore left on walls during development driving will be recovered during normal stope production blasting.

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Average LHS stope dimensions of 10 – 15 m wide, 20 m high with 2.5 m ring burdens have been assumed for production and cost estimation. A mechanical availability of 80% was assumed for estimating equipment productivity and quantities. Blastholes will be 64 mm in diameter, with a typical 70° inclination, drilled on a 2.5 m burden by 2.0 m spacing pattern. The holes will be charged with ANFO, 800 g high explosive boosters and initiated with standard NONEL caps.

The broken ore will be mucked from the bottom of the stope by a remote operated LHD to stockpiles located at cross-cuts. Ore will then be loaded from stockpiles into trucks and hauled to surface. The mined out stopes will then be backfilled with general waste rock mixed with tailings.

The extraction sequence will be in three panels, with extraction being done bottom up. A 5 m sill pillar will be left between panels unless cemented backfill is already in place. These sill pillars may be extracted.

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© Atlas Copco Rock Drills AB, 2000
Development
drifting
Longhole
drilling
Charging and
blasting
Mucking
out

CLIENT

SilverCrest Mines Inc.

SANTA ELENA EXPANSION PROJECT

Longhole Stoping Method

PROJECT NO.	DWN	CKD	REV
V15101018	WW	MO	
OFFICE	DATE		
EBA-VANC	April 11, 2011		

Figure 19

eba
A TETRA TECH COMPANY

NOTES

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21.1.3.2 Mechanized Cut & Fill Stoping

Mechanized cut & fill mining will be utilized in shallower dipping areas of the deposit. MCF is a lower productivity, higher cost mining method than LHS, but provides highly selective mining with minimal dilution. Stopes can be sized with irregular backs and walls to match the ore boundaries. (Figure 20).

Each 20 m high stoping block is accessed by up to a ±20% access drive and mined in four 5 m high MCF stopes. Stopes are developed on the lowest level first, and each subsequent stope or 5m lift is developed above the depleted and backfilled stope.

Average 5 m high and 10 m wide stopes have been assumed for production and cost estimation.

Two boom electric-hydraulic development style drills (Jumbo’s) will drill 4 m long rounds on a standard development heading pattern with 45 mm diameter blastholes. Blastholes will be charged with high explosive primers and ANFO and initiated with NONEL caps. After blasting, the heading will be washed and scaled and then bolted as required.

The broken ore will then be mucked with LHD’s directly into trucks and hauled to surface. The completed 5 m high stope is then filled with hydraulic backfill and/or development waste. The next 5 m lift will then commence on top of the hardened fill of the previous lift.

APRIL 1, 2011

Ventilation tube
Hydraulic sandfill
Ramp
Hydraulic sandfill
Ramp

NOTES

CLIENT

SilverCrest

SANTA ELENA EXPANSION PROJECT

Mechanized Cut and Fill

PROJECT NO	DWN	CKD	REV
V15101018	WW	MO	
OFFICE	DATE		
EBA-VANC	April 11, 2011		

Figure 20

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21.1.4 Santa Elena Mine Production Criteria

The nominal daily production rate is 2,500 tonnes per day over 350 operating days per year producing 875 kt of ore annually. The rate is dependent on the material from the other sources and has been matched to the mill capacity of 2,500 tonnes per day.

A total of 2.8 Mt of ore is mined over 4½ years, at an average diluted grade of 1.51 g/t gold and 88.6 g/t silver.

21.1.5 Santa Elena Hydraulic Backfill

Backfill is an integral part of the underground mine plan and will become important in the operations phase as well. No test work or detailed engineering has been completed specific to backfill for this project.

The backfill serves several purposes:

  Underground support and working platform – MCF accounts for about a quarter of scheduled production and will require the placement of backfill as a working surface, as well as wall support. The remainder of the production will come from long hole stopes;

  Ore recovery – Some areas will use cemented hydraulic backfill in order to recover sill pillars. The extraction order will require a sill pillar for every three long hole stope production levels mined;

  Storage – Several waste products are generated in the mine plan including process plant tailings and waste rock (both Potentially Acid Generating (PAG) and Non Acid Generating (NAG)). The underground stopes are desirable locations for permanent storage of these materials; and

  Mine development waste rock will preferentially be stored underground in MCF stopes as part of the regular backfill cycle. There is normally no additional need for cemented fill as generally the fill is required for a working platform only. Some waste rock will be stored on the surface when there are no stopes in a backfill cycle, or there is a need for NAG construction material, such as during the site construction phase.

Waste rock will be scheduled so that NAG material will be mined early in the underground development effort and will be hauled and used on surface. As production from stopes reaches a steady state underground, development rock will preferentially be stored underground. Using backfill should allow all waste rock generated after production year 1 to be stored underground along with 60% of the underground mill tailings material. This plan takes advantage of the location and timing of the mine development and allows for the placing of PAG waste rock underground and NAG waste rock on surface.

Un-cemented waste rock has limitations for backfill, and an insufficient volume of waste rock is available for the full backfill requirement. Unconsolidated fill can be used in MCF stopes or in LHS stopes that will not be disturbed in a later phase of mining. However, panels of LHS stopes that are adjacent to minable ore must be filled with a cemented material to provide some support and minimize dilution. Thus the use of hydraulic fill has been incorporated into the mine plan. Hydraulic fill consists of process tailings partially dewatered and mixed with Portland cement.

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This material is of a consistency that can be positively directed to specific locations by a positive displacement pump and pipeline. The hydraulic fill plant will be operated such that tailings required for backfill will be converted into fill. It is estimated that 60% of the tailings can be accommodated in underground stoping areas. The limitation will be on available volume and extraction schedule. The remainder of the tailings will be dewatered and stored in a surface facility as dry stack tailings. Tailings storage needs to be further examined during subsequent studies.

21.1.6 Santa Elena Underground Mine Ventilation

Conceptual level ventilation design has been completed for layout of primary and secondary ventilation circuits, estimate of conceptual level capital and operating costs. Additional detailed ventilation design and modeling is required to confirm the concepts developed in this report and progress ventilation design and planning to the next stage of the project.

Fresh air will enter the mine through the primary decline; flow through the development systems and internal raises, into the workings. It will then exit the mine through exhaust raises at the eastern and western ends of the deposit. Primary axial exhaust fans will be located at the top of exhaust raises and powered by diesel generators. (Figure 21).

Ventilation will be distributed to the working areas via auxiliary ventilation fans and ducting. The development headings have been sized to accommodate the large ducting to reduce head losses.

Detailed ventilation studies have not been completed for the underground workings, and equipment requirements are based on similar operations.

21.1.7 Santa Elena Underground Mine Development and Layout

The primary access for the mine will be a single straight decline driven at a grade of 12.5% from a starting portal elevation of 779 m. The cross-sectional area will be 4 m high by 3.5 m wide to provide area for ventilation and clearance for equipment and services. The primary decline will end at the 382.5 m elevation. Development will be mechanized using a twin-boom jumbo, achieving 1.5 × 3 m cuts per shift. Walls and backs will be drilled with typical 0.8 m spacing and loaded with a light ANFO in order to reduce blast damage and increase geotechnical performance. Material will be removed using a LHD and temporary electric pumps used for dewatering of the development face.

A conceptual development design has been completed but will require updating during detailed design to include the allowance of sufficient distance from the decline to MCF areas, infrastructure areas and possible interactions with the open pit operation, if the design of the open pit changes (Figure 22).

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Fresh Air
Exhaust Air
0 m
100 m
Looking North East - 032°
NOTES
CLIENT
SilverCrest
SANTA ELENA EXPANSION PROJECT
Santa Elena
Underground Ventilation Plan
PROJECT NO
V15101018
DWN
WW
CKD
JRC
REV
OFFICE
EBA-VANC
DATE
April 08, 2011
Figure 21
eba
A TETRA TECH COMPANY

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 21 - SE Ventilation Plan.docx

APRIL 1, 2011

0 m 200 m

Decline

Ore Drives

NOTES

CLIENT

SilverCrest Mines Inc.

eba A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

Santa Elena Conceptual Underground Development – Transparent Plan View

PROJECT NO	DWN	CKD	REV
V15101018	JRC		
OFFICE	DATE		
EBA-VANC	April 08, 2011		

Figure 22

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Development can be divided into capital and sustaining. Capital waste development is the mine’s permanent infrastructure and includes primary and secondary ramps, ventilation raises, primary sumps, ore passes and permanent explosive storage cut-outs. Sustaining lateral waste development includes ore stope accesses and sublevels, temporary sumps and stockpiles.

The initial pre-production development period is estimated to be approximately 12 months. This includes time to develop both 1,216 m of decline and a 140 m vent raise. An additional 730 m of development is included. All lateral capital development is assumed to be completed in year. Capital lateral development totals 1,946 m and sustaining waste development totals 3,582 m.

The mine will require a system of raises for ventilation as well as for ore handling in MCF areas. The deposit will have a central ore pass raise system with dump points at various levels in order to minimize internal mine haulage. A truck loading chute will be installed at the bottom of each ore pass. The ore pass lengths vary in height depending upon ore geometry. These loading chutes and truck bays have not been modelled in the conceptual mine plan.

There will be two exhaust raises to surface at either end of the mine. An internal system of fresh air raises will also be required to complete primary and secondary ventilation circuits.

Ventilation raising for the mine totals 719 m including the initial capitalised vent raise.

21.1.8 Santa Elena Mine Production Plan

A box cut will be developed during pre-production along with the portal development, 1,216 m of decline and a 140 m vent raise.

Full production from underground is achieved in year 1 after a 12 month pre-production development period. Ore will be available immediately, but production may take some time to be able to provide a steady 2,500 tpd. The primary decline will be established during pre-production (Figure 23).

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Decline

Ventilation Raise

0 m 100 m

Looking North East - 032°

NOTES

1.77	2.50	
2.50	4.00	
4.00	999.00	

CLIENT

SilverCrest Mines

eba A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

Santa Elena Pre-Production Development

PROJECT NO	DWN	CKD	REV
V15101018	JRC		
OFFICE	DATE		
EBA-VANC	April 08, 2011		

Figure 23

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The average diluted mined grades for the 7.5 year mine life are 1.92 g/t gold and 113 g/t silver.

Total underground capital and sustaining lateral waste development is 5,528 metres (Table 66). As noted above, an exploration decline is estimated at 60% of the pre-production requirements and would be advanced a number of years before operations commence.

Table 66 SANTA ELENA UNDERGROUND DEVELOPMENT
Development	units	year 0	year 1	year 2	year 3	year 4	year 5	year 6	year 7	Total
Exploration	m	1,520	-	-	-	-	-	-	-	1,520
Decline	m	-	-	-	972	972	648	-	516	3,108
Cross cut	m	-	-	-	200	1,483	1,746	2,194	930	6,553
Ventilation	m	426	-	-	270	-	-	204	-	900
Raise	m	181	-	-	-	388	-	150	-	719
Subtotal	m	2,127	-	-	1,442	2,842	2,394	2,548	1,447	12,799

An exploration decline is recommended to increase the level and quantity of the resource. The final design would aim to utilise this decline as far as practical. The exploration decline would likely be 60-100% of the length of the pre-production requirements.

21.1.9 Santa Elena Underground Mine Equipment

The selection of underground mining equipment is based on mine plan requirements, mining methods, operating drift and operating stope dimensions. No work was undertaken in this conceptual mining study to evaluate alternatives or new technology.

All development and production will be carried out by contractors.

A two-boom diesel/electric jumbo will be used for lateral development and MCF stoping, while production drilling will be completed by a diesel/electric longhole drill. Development and stope mucking will be conducted by 3 m3 LHD’s with remote operating capabilities (Table 67). Waste and ore haulage will be carried out with 20 tonne trucks.

Table 67 SANTA ELENA UNDERGROUND MINE EQUIPMENT
Equipment Type	Quantity
Two Boom Jumbo	1
Single Boom Jumbo	2
LHS Production Drill	1
3 m3 LHD with Remote	2
3 m3 LHD	1
20 Tonne Truck	5
Fuel/ Lube Truck	1
Grader	1
Integrated tool carrier	1
ANFO Loader	1
Light vehicle	7

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21.1.10 Santa Elena Underground Mine Personnel

The mine will operate on two 12 hour shifts, 350 days per year with three mining and maintenance crews. Two crews will be on site at any one time, one on day shift and one on night shift, with the other crews offsite on break. The majority of the mining and maintenance personnel will work a two week on, one week off (2×1) rotation, while technical staff and management will work a 5 day on 2 day off (5×2) schedule.

The underground mine personnel requirement peaks at 112 personnel during full production, with 50 on site at any one time. Excluded from this total are personnel required to operate the processing and hydraulic fill plants, site services and site general administration as well as mining contractors.

Mining personnel requirements are summarized in Table 68.

Table 68 SANTA ELENA UNDERGROUND MANNING
Position	Per Crew	Total	Roster
Operations Superintendent	1	1	5×2
Shift Supervisor	1	3	2×1
Jumbo operator	3	9	2×1
LHS driller	2	6	2×1
LHD operator	3	9	2×1
Truck drivers	5	15	2×1
Shot firer and blast crew	2	6	2×1
Service and backfill crew	4	9	2×1
Fill plant operators	2	6	2×1
Operations sub-total	23	64

Maintenance Superintendent	1	1	5×2
Maintenance Planner	1	1	5×2
Shift Supervisor	1	3	2×1
Mechanics and welder	3	9	2×1
Electrical	1	3	2×1
Labourers	5	15	2×1
Maintenance sub-total	12	32

Mine Manager	1	1	5×2
Production Engineer	2	2	5×2
Production Geologist	3	3	5×2
Surveyor	2	2	5×2
Technician	4	4	5×2
Stores Manager	1	1	5×2
Clerk	2	3	5×2
Staff sub-total	15	15

Total	50	112

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21.1.11 Santa Elena Mine Waste

All mine waste will be stored underground as backfill. Limited amounts of material may be used for construction or road maintenance material on surface.

21.2          EXPANSION PROJECT MINE TAILINGS

Tailings from Santa Elena will be co-disposed with the open pit mine waste in the tailings disposal area (see Figure 24) or as underground backfill where possible. Table 69 below shows the amount of tailings produced and underground void space available by year. No work has been done on characterizing the tailings effluent. This work will need to be done prior to or during the prefeasibility study. No detailed engineering has been completed on mine tailings disposal.

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Table 69 SANTA ELENA TAILINGS STORAGE
	Year	0	1	2	3	4	5	6	7	8	9	10	Total
Volume of tailings produced	‘000 m3	-	-	486.1	486.1	486.1	486.1	486.1	486.1	486.1	486.1	268.3	4,157.2
Underground void space available	‘000 m3	-	-	-	6.9	-	170.8	313.1	318.2	184.6	-	-	993.6
Tailings not stored underground	‘000 m3	-	-	486.1	479.2	486.1	315.3	173.0	167.9	301.6	486.1	268.3	3,163.6

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ULTIMATE WASTE DUMP
ULTIMATE OPEN PIT
PIT
ALTERNATIVE ROM STOCKPILE LOCATION
UNDERGROUND PORTAL
ALTERNATIVE DRY TAILINGS LOCATION
ALTERNATIVE EXPANSION CRUSHER LOCATION
ALTERNATIVE MILL LOCATION
TOP SOIL STOCKPILE
HEAP
CELL A
CELL B
CELL C
TANK FARM
OFFICES
WAREHOUSE
GUARD
GREENHOUSE
PARKING AREA
PONDS
PRIMARY STOCKPILE
CRUSHER
ISSUED FOR USE

NOTES

- All locations are approximate.

LEGEND

Road

New fence

Study limit

SCALE 1:5000

SANTA ELENA EXPANSION PROJECT

SANTA ELANA EXPANSION PROJECT
SITE LAYOUT

Figure 24

APRIL 1, 2011

21.3          SANTA ELANA UNDERGROUND INFRASTRUCTURE

The underground operation will share a number of facilities with the existing Santa Elena open pit operation including some emergency services, access roads and other general infrastructure.

The operation will require additional power and water beyond that which is currently supplied. Additional offices, maintenance and storage areas will be required. Pump staging areas, crib room and refuel area will be included as part of the underground development.

21.3.1 Underground Services

Electricity and radio communications will be run through the main areas of the mine development. Temporary trailing cables will connect to equipment working within ore drives. Underground voltage will be dependent on the final equipment selection.

Water and compressed air will be provided from the surface and run through 110 mm HDPE to the working areas in the mine. Detailed engineering for water and air supply have not been completed yet.

21.3.2 Santa Elena Underground Ventilation

Ventilation will be a pull system with exhaust fans located on the surface drawing fresh air into the decline. As the mine progresses, the initial exhaust raise may be converted into a fresh air raise. Engineering work has been limited to conceptual ventilation layouts and approximate air flows based on proposed diesel equipment. Resistance, primary and secondary air flow calculations are required for additional accuracy.

21.3.3 Santa Elena Underground Safety

Portable refuge chambers will be located throughout the mine in accordance with regulations and best practice. Fresh air bases will be established where appropriate. The vent raises will provide a second means of egress with ladder systems installed.

Areas of permanent or semi-permanent equipment will be fully reinforced with cable bolts and fibrecrete.

No detailed engineering has been completed for this item.

21.3.4 Underground Explosive Magazine

A magazine will be established underground and will generally store enough explosives for 1 week. Detonators will also be stored in the same general location, but stored separately. Explosive storage will comply with regulatory safety practices.

No detailed engineering has been completed for this item.

21.3.5 Power and Generators for Santa Elena Underground

The primary use of power underground will be by ventilation fans, lighting plants, sump pumps and the workshop, while the majority of power used on the overall Santa Elena site will be by the crusher and process plant. The underground power draw can be considered relatively low, and will

APRIL 1, 2011

be able to be supplied power by one 750 kW diesel generator located on surface. This generator will be backed up by the site backup generators.

21.3.6 Water for Santa Elena Underground

Underground de-watering will be accomplished using three sumps equipped with pumps capable of pumping a maximum of 150 m of head at 4.5 L/s. Based upon the groundwater study by Tetra Tech in 2009, groundwater is not a major source of water in the current underground workings. The Tetra Tech report found that the majority of water in the workings was from surficial sources. Surface diversion ditches and channels may provide benefit during the rainy season by contributing to lower water infiltration into the workings.

21.3.7 Santa Elena Underground Equipment Workshop

The Santa Elena underground workshop will have room for two bays, each capable of handling 20-tonne articulated haul trucks. There will be a small laydown area next to the workshop that will house spare parts, consumables and tires.

The workshop will require power, potable and non-potable water. Potable water will be supplied in 20 kl tanks supplied from the surface operation which has a water treatment plant. Non-potable water will be supplied by the fresh water tank.

21.4          CRUZ DE MAYO PIT OPTIMIZATION

Cruz de Mayo open pit optimizations were run using Gemcom’s Whittle 4X software. Whittle creates a series of Lerchs Grossman (LG) pit shells at variations of a base commodity price. The selection of one or more of these shells, taking into account practical constraints, creates an optimal way to mine the deposit. Due to the nature of open pit mining, small variations from the optimal case provide very small changes to economics.

The initial scenario uses a pit shell generated from a $970/oz price of gold and $14.75/oz of silver. Note that although these metal prices are different from the base case prices used for the economic analysis, a re-optimisation does not produce significantly different results in terms of pit size and shape. This shell is based upon liberating the highest discounted cash flow from the ore body and may not allow for all practical logistical constraints. Figure 25 shows the optimized pit shells.

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WASTE DUMP
TMF
WASTE DUMP
PIT
LOW GRADE STOCKPILE
ROM STOCKPILE
PIT
PIT
HEAP LEACH
CRUSHER
LOADING BAY
FUEL FARM
GENSET
SECURITY
CRUSHED STOCKPILE
EXPLOSIVES MAGAZINE
DAM
OFFICES
FRESH WATER TANKS
MAINTENANCE YARD/WAREHOUSE
ISSUED FOR USE
LEGEND
Proposed road
Major contour line (25 m interval)
Minor contour line (5 m interval)
Existing/abandoned road
Claim Boundary
SCALE 1:7500
SANTA ELANA EXPANSION PROJECT
CRUZ DE MAYO SITE PLAN
TF
MC
0
April 15, 2011
Figure 25

APRIL 1, 2011

21.4.1 Cruz de Mayo Optimization Parameters

Parameters used to optimize the Cruz de Mayo open pit are seen in Table 70. It should be noted that optimization parameters are preliminary and do not necessarily reflect final design parameters, as optimizations rely on mathematical algorithms, where final engineered designs consider geological, practical and spatial limitations to the mining operation.

Gold and silver grades were imported into Whittle 4X as a process recovered gold equivalent grade (AuEQ). Although the majority of the value of the deposit comes from silver, AuEQ was used due to the optimisation program being only able to use one element for analysis. This AuEQ grade was used throughout the optimisation process, but not for scheduling or economic analysis.

Table 70 CRUZ DE MAYO LG PIT OPTIMIZATION PARAMETERS
Category	Cruz De Mayo
Silver Price	$14.75/oz *
Gold Price	$970/oz *
Mining Parameters
Mining Cost	$1.43/t
Mining Recovery	100%
Mining Dilution	5%
Overall Pit Slope	45°
Mill Processing Parameters
Mill Processing Cost	$20.10/t
Overland Ore Haulage Cost*	$5.61/t
Rehandle Cost*	$0.40/t
G&A	$2.01/t
Contingency 20%	$5.62/t
Total Mill	$28.12/t
Silver Mill Recovery	75.7%
Gold Mill Recovery	93.5%
Heap Leach Parameters
Heap Leach Cost	$6.64/t
G&A	$2.01/t
Contingency 20%	$1.73/t
Total Heap Leach	$8.65/t
Silver Heap Leach Recovery	43%
Gold Heap Leach Recovery	65%

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Table 70 CRUZ DE MAYO LG PIT OPTIMIZATION PARAMETERS
Category	Cruz De Mayo
Selling Parameters
Silver Selling Cost	$0.25/oz
Silver Smelter Recovery 99.5%	$0.07375/oz
Silver NSR 2.5%[1]	$0.36875/oz
Total Silver Selling Cost	$0.69/oz
Gold Selling Cost	$1.25/oz
Gold Smelter Recovery 99.8%	$1.94/oz
Gold NSR 2.5%[1]	$24.25/oz
Total Gold Selling Cost	$27.44/oz

Discount Rate	5%
Contingency	20%

Notes:
1Only on the material mined from the El Gueriguito claim with a buyout of 1% NSR for $1M. None has been bought out to date.

The numbers used for optimization do not exactly match the operating costs used in the financial analysis due to the reiterative nature of economic input data revisions, and the limitation of using a single element. These changes do not materially affect the results of the optimizations, thus the pit shell and resultant pit designs are satisfactory. Figure 26 shows the optimized LG shell of the pit.

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3342000.00
3341500.00
Elev (Z)
1250.00
3341000.00
1000.00
610500.00
611000.00

Topography

LG Shells

NOTES

CLIENT

SilverCrest Mines Inc.

eba
A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

LG Shells
Cruz de Mayo Open Pit

PROJECT NO	DWN	CKD	REV
V15101018	MO	JRC	
OFFICE	DATE		
EBA-VANC	April 11, 2011		

Figure 26

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 26 - LG Shell for CdM.docx

APRIL 1, 2011

21.4.2 Cruz de Mayo Optimization Slope Angles

No geotechnical work has been conducted on the property to date. The only geotechnical information used to derive slope angles were from existing Santa Elena open pit slopes and from the dip of the orebody mineralization. An assumption has been made that the geologic structure governing the Cruz de Mayo mineralization continues through the hanging wall and footwall of the proposed pit.

Two geotechnical domains were established, following the hanging wall (Northwest to Southeast, clockwise) and footwall (Northwest to Southeast, counter-clockwise). The average dip of the ore body was found to be around 25°. This dip is below the estimated angle of friction and therefore has no impact upon pit design.

Overall pit slopes were designed at a standard slope of 45° to match those at Santa Elena. Geotechnical information including drilling and surface mapping will need to be collected in the next phase of the project to optimise currently proposed slopes. Figure 27 shows a cross-section of a typical schematic of a bench, through a wall of the open pit.

APRIL 1, 2011

45°
INTER-RAMP ANGLE
5.0
BENCH WIDTH
15.0
BENCH HEIGHT
3.0
OPERATING WIDTH
BERM
1.5 HIGH
5.0 MINING CUTS
FLITCH HEIGHT
19.0
DUAL LANE RAMP
20.0
MINIMUM MINING WIDTH
10.0
FINAL DEPTH OF BENCH

ISSUED FOR USE

NOTES

- Units shown are in meters.
- All locations are approximate.

SCALE 1:250

SilverCrest

eba
A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

TYPICAL CROSS SECTION ILLUSTRATING MINE DESIGN PARAMETERS

V15101018.005	SF	CS	0	Figure 27
VANC	April 15, 2011

APRIL 1, 2011

21.4.3 Cruz de Mayo Optimization Dilution and Ore Recovery

The open pit optimization was initially calculated using whole block analysis, which evaluates the entire block of material to determine if it is profitable to mine or not. If a block is made up partially of waste and ore, the ore portion must be economically sufficient to pay for the mining of any waste material within that block as well. The ore parcel is economically evaluated and this value along with all other block costs is used to calculate the value of a pit shell. Due to the large size of the blocks in the model and the geometry of the ore shape, it was found that this method introduced more dilution than was practical or reasonable. Therefore, a flat dilution rate of 5% was applied to the entire model, this was determined appropriate given the level of the study. For future work to be more accurate, the block model will need to be reblocked to an appropriate SMU and dilution applied using whole block analysis.

21.4.4 Cruz de Mayo Pit Limit Determination

The pit limit determination was based upon mining an open pit with the highest discounted economic value possible, given the input parameters. As the size of the pit increases, operating costs for mining and processing decrease due to economies of scale, and capital and overhead costs are spread out over an increased output. As the pit extends downward, it creates a larger footprint on surface and requires the extraction of more waste per unit of ore. This ratio between waste and ore is known as the strip ratio. As the strip ratio increases, the cost of mining the additional waste outweighs the value of the ore and effectively puts a limit on how deep the pit can progress given mining costs and the price of gold and silver.

The shape and characteristics of the deposit also have an effect upon the ultimate strip ratio that will be incurred during production. The overall strip ratio for the chosen LG shell is 1.78:1.

21.4.5 Cruz de Mayo Optimization Results

Table 71 below shows the results from the optimized LG pit shell.

Table 71 CRUZ DE MAYO LG OPTIMIZED PIT SHELLS
	Tonnage	Silver	Gold
	t	g/t	g/t
Mill Ore	-	-	-
Heap Leach Ore	795,000	93.48	0.10
Waste	1,419,000

The results of the LG optimized pit shell cannot be considered Mineral Reserves as Inferred Resources have been included in the tonnages. During the economic trade-off between capital and operating costs, it was found that the most economic scenario, under the current assumptions, resulted in no ore going for processing at the mill at Santa Elena. All ore is considered for heap leach only until further analysis is completed. Cost sharing between Cruz de Mayo and Santa Elena is considered in the economic analysis and the final dore product from production will be completed using the Santa Elena facilities. The ore within the LG pit shell is composed of approximately 20% indicated and 80% inferred resource.

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A number of topographies were received from SilverCrest and it has not been verified which topography is most accurate. The maximum discrepancy between topographies would have the addition of 8 m of waste across the crest of the pit. This would result in the addition of approximately 600 kt of waste.

21.5          CRUZ DE MAYO OPEN PIT MINE DESIGN AND OPERATIONS

Current production at the Santa Elena operation is by open pit mining. This study determines conceptual methodologies and evaluates preliminary economics for an open pit operation at the Cruz de Mayo site located 35 km northeast of the Santa Elena operation. The proposed Cruz de Mayo project has three conceptual open pits: the Central Pit, the North Pit and the South Pit. The combined pits will host a 2.2 Mt combined ore plus total volume with a strip ratio of 1.78 (795 kt ore and 1,419 kt waste). Mining will occur at an average rate of 390 ktpy of ore. Under the current assumptions, using the resource calculated by Fier and Wallis (2007), the Cruz de Mayo operation will operate for 2 years without the addition of more resource from ongoing exploration. This includes the inferred category material presented in the 2007 resource.

The mining operation will be run by contractors with the contractor responsible for maintaining the specified levels of production, equipment maintenance, labour, training, fuel and safety. SilverCrest will provide technical staff to direct and support contractor staff during operations.

Ore will be processed in the heap leach operation at the Cruz de Mayo site, with the pregnant liquor being sent to Santa Elena for metal extraction.

21.5.1 Cruz de Mayo Geotechnical Assessment

No geotechnical field investigations have been carried out at Cruz de Mayo. There is no site specific, geotechnical, structural geology or groundwater data available.

From visual inspection, rock quality appears good. No major faulting structures have been observed in the vicinity of the proposed Cruz de Mayo open pits although limited geological surface mapping has been done.

Weathering occurs in the top several metres of rock, mainly along joint surfaces. The pit design parameters which were used are:

  Bench face angles will be approximately 55º,

  The overall pit slope angles will range from 42º - 45º,

  Catch bench width will be 5 m to maintain overall slope angles.

21.5.2 Cruz de Mayo Design Parameters

The Central Pit has design dimensions of approximately 280 m by 160 m to a depth of 100 m. The North Pit has design dimensions of approximately 150 m by 100 m to a depth of 50 m. The South Pit has design dimensions of approximately 300 m by 220 m to a depth of 50 m. Figure 28 shows a long-section through all of the Cruz de Mayo open pits. Open pit excavation includes 795 kt of ore to be processed via heap leach at Cruz De Mayo and 1,419 kt of waste resulting in a strip ratio of 1.78.

APRIL 1, 2011

The pits will be mined using 5 m flitches (sub-benches), with three flitches per bench for a bench height of 15 m. This height gives reasonable production efficiency while keeping dilution to a minimum. In waste, the flitch height may be increased to improve efficiency, but will be limited by the capacities of the load unit and/or the production drills. The roads and haul ramps are designed with a total width of 15 m to give sufficient width for dual lane 40 t capacity articulated trucks. Single lane ramps of 11 m width will be used at the bottom of both pits to reduce waste mining. Open pit parameters are summarized below:

  Bench height of 15 m,

  Mining flitch height of 5 m,

  Bench width of 5 m,

  Minimum mining width of 40 m,

  Dual lane ramp width of 15 m,

  Single lane ramp width of 11 m,

  Typical centerline ramp gradient of 10% (12% at the bottom of the pit).

Berms within the pit will be 1 m high to provide adequate safety protection for haul trucks and auxiliary equipment during mining. Standard berms will be half the diameter of the largest vehicle wheel, Caterpillar (CAT) 740 haul trucks.

The ramp width is based on that of McIntosh, 2003, that the width of a dual lane ramp should be 3.5 times the width of the widest vehicles travelling the road. The CAT 740 haul trucks are the widest vehicles travelling the ramp, with an operating width of 3.8 m. Thus, the ramp width should be approximately 13 m but is being designed at 15 m to allow for additional safety berm width. The ramp will have a typical grade of 10%.

APRIL 1, 2011

B
B`
3341800.0 N
610200.0 E
3341600.0 N
610400.0 E
3341400.0 N
610600.0 E
3341200.0 N
610800.0 E
Topography
Central Pit
North Pit
South Pit
Lower Mineralization
Upper Mineralization
0
200m
NOTES
CLIENT
SilverCrest
SANTA ELENA EXPANSION PROJECT
Long Section through
Cruz de Mayo Open Pits – Looking NE
PROJECT NO
V15101018
DWN
WW
CKD
MO
REV
OFFICE
EBA-VANC
DATE
April 11, 2011
A TETRA TECH COMPANY
Figure 28

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\15_Report Compilation\Figures\02_Word Figures\Figure 28 - Long Section through CdM OP.docx

APRIL 1, 2011

21.5.3 Cruz de Mayo Staged Design

The Cruz De Mayo open pits will be developed with one pushback for the Central, South and North pits. Staged design is incorporated into the schedule to enable production and minimize waste in the early years while targeting higher grades early on in the mine life. The pushback approach can enable a more consistent use of the equipment fleet by keeping total tonnage of material moved per year constant while reaching the target mill feed.

A relatively smooth material movement on a year by year basis should be received favourably by the contractor, translating into better rates as it allows for more optimal scheduling and use of equipment. Mining high grade material early and delaying the mining of waste will provide favourable economics for the project, giving owners access to more revenue early on in the mine life cycle. All of these factors lead to higher value for the project and a higher NPV. Figure 29 and 30 shows the staged progression of the pit design.

APRIL 1, 2011

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B
3342000.00
3341500.00
Elev (Z)
1250.00
3341000.00
1000.00
610500.00
611000.00
B

Final Pits
Topography
Phase 1
Phase 2
Phase 3

NOTES

CLIENT
SilverCrest Mining

eba A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

Cruz de Mayo LG Shells
Staged Progression of Open Pits

PROJECT NO	DWN	CKD	REV
V15101018	MO	JRC	
OFFICE	DATE		
EBA-VANC	April 11, 2011		

Figure 29

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\32_Word Figures\Figure 29 - Staged Progression through CdM Pits.docx

APRIL 1, 2011

610620.0 E
3341350.0 N
610600.0 E
610580.0 E
3341300.0 N
610560.0 E
610520.0 E
1140.0Y
1120.0Y
Central Pit
Topography

Final Pit Outline

Topography

Phase 1 Outline

Phase 2 Outline

NOTES

0 20m

CLIENT

SilverCrest

A TETRA TECH COMPANY

SANTA ELENA EXPANSION PROJECT

All Stages of Cruz de Mayo Central Pit Cross Section – Looking NW

PROJECT NO	DWN	CKD	REV
V15101018	WW	MO	
OFFICE	DATE		
EBA-VANC	April 11, 2011		

Figure 30

Q:\Vancouver\Engineering\V151\Projects\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 30 - All Stages of Cruz de Mayo Pits Cross Section Looking NE.docx

APRIL 1, 2011

21.5.4 Cruz de Mayo Equipment Selection

Equipment selection can have a substantial effect on the operating costs and production rates of an operation. The contractor will be ultimately responsible for supplying the proper equipment to comply with the specifications of the project. Further detail is outside this level of study accuracy, and the mining costs are based on the Santa Elena operation.

One excavator will be required during production which should have a backhoe configuration to provide for greater manoeuvrability. At inception, the excavator will be located in the Central Pit. The excavator should have a 5 m3 bucket, such as a Cat 345 or similar.

Production drilling will be provided by one drill rig capable of drilling 70 mm diameter holes, such as a Sandvik Ranger 700 or similar. This drill should also be capable of drilling pre-splits and trims.

A loader with a 2 m3 bucket, such as a Cat 950 or similar, will be required at the re-handle area by the crusher, to load ore into the crusher that is not direct dumped and to load crushed rock for transportation to the leach pad. It will also be used to support the primary excavator by undertaking work including sumps, pulling batters, drop cuts and support mining.

The primary haul fleet will consist of three 40 tonne trucks, such as a Cat 740 or similar. These trucks will haul ore and waste from the pits to the crusher, leach pad and waste dump.

21.5.5 Cruz de Mayo Ancillary Equipment

Additional ancillary equipment necessary to support the load and haul fleet will include an articulated water cart for dust suppression, a maintenance service truck, an in-pit fuel truck, and four Dodge Ram light vehicles.

A Cat D9 dozer, or equivalent, will be required on site at all times. Primary use of the dozer will be for the waste dump. There will be minimal requirements for a dozer at the leach pad, however, due to the close proximity of the waste dump and leach pad, one dozer may be sufficient to service both the waste dump and leach pad.

21.5.6 Cruz de Mayo Mining Methodology

The ore zones are continuous and generally shallow dipping. Grade control drilling will be supplied by blast hole sampling. Visual control, mapping and drilling will be used by the geologist to define ore contacts. Where required, selective mining can be performed by using a front end loader to increase ore recovery where mining would otherwise be uneconomic due to dilution.

Ore will be direct tipped into the jaw crusher, it is expected that approximately 10% of material will require re-handling. ROM stockpiles will be located at the Santa Elena property, they will be used to hold high grade material, and based off the mine schedule will have capacity to hold up to 30,000 t of material at full capacity, equal to 10 days of production. Stacking of the stockpile may be employed to increase capacity, should the need arise. Blasted stocks in the pit will ideally be sufficient for four weeks production.

Waste mining will use the same equipment as ore mining. Waste will be directly tipped when safe, otherwise a tracked CAT D9 type dozer will assist.

APRIL 1, 2011

Material will be drilled on 15 m benches in ore and waste, using 70 mm holes and an emulsion type explosive achieving a 0.65 powder factor. Exact drilling parameters will be confirmed during further studies, including the ability to drill and blast 18 m in waste, and the burden, spacing and subdrill parameters. Material will be excavated via 5 m benches to accommodate equipment sizing and specifications.

21.5.7 Cruz de Mayo Open Pit Equipment Performance, Operating Hours and Productivity

Contractors will be responsible for maintaining equipment, performance and operating hours as indicated within the Contract. The mine is planned to be operated 360 days per year and 24 hrs per day. An allowance of 5 days per year has been made for bad weather and other unforeseen events. The scheduled hours per year are therefore:

Total Hours	8,760

Less allowance for weather etc.	120

Scheduled Hours	8,640

Table 72 shows the expected delays during a normal 12 hour shift. The delays equate to a maximum availability of 88%.

Table 72 CRUZ DE MAYO SHIFT DELAYS
Delay	Duration	Delay per shift
	min	hr
Crib break	30	0.5
Fatigue break	10	0.17
Shift change	10	0.17
Blasting	20 (40 day shift only)	0.33
Total	70	1.17

Further standby delays will form part of the operating cycle of the load and haul equipment. This includes the waiting for trucks/shovels, poor floor conditions and incidents. An efficiency rate of 92% is assumed for all equipment to account for these operating delays.

Availability of equipment is dependent on their cumulative operating hours, as their reliability decreases over time. Starting availability of excavators is assumed to be 88% and will likely decrease to 82% at 56,000 to 60,000 hrs, which is typically the total life of mining equipment without a major rebuild.

Total productivity is the product of utilization, efficiency and availability. It is estimated that total productivity will be approximately 71% at the start of mining, decreasing to 66% as equipment ages.

An estimate for the Contractor open pit equipment at Cruz De Mayo during full production is found in Table 73.

Table 73 CRUZ DE MAYO OPEN PIT EQUIPMENT
Use	Manufacturer	Equipment Model	Number Required	Specifications

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Table 73 CRUZ DE MAYO OPEN PIT EQUIPMENT
Use	Manufacturer	Equipment Model	Number Required	Specifications
Primary haul truck	Caterpillar	Cat740	3	40 t
Primary excavator	Caterpillar	345BL	1	4.6 m3 bucket
Loader	Caterpillar	950	1	2 m3 bucket
Primary dozer	Caterpillar	D9	1	354 kW tractor dozer
Grader	Caterpillar	140H	1
Primary drill, production drill	Sandvik	Ranger 700	1	Drills holes 64 – 115 mm in diameter.
Water Cart	Caterpillar	773	1	45,400 – 49,200 L
Transportation	Dodge		4	Includes vehicles for maintenance and support crew
Service truck			1
Fuel truck			1
Blast Truck			1

21.5.8 Cruz de Mayo Production Schedule

The mine production schedule aims to ensure that the processing plant runs at full capacity and maximizes the projects NPV. Table 74 shows the base case production schedule with material movements and silver and gold grades.

Table 74 CRUZ DE MAYO PRODUCTION SCHEDULE
Period	Units	2013	2014	2015	Total
Ore	t	176,993	206,686	411,309	794,989
Gold Grade	g/t	0.10	0.13	0.09	0.10
Silver Grade	g/t	103.5	104.3	83.8	93.5
Waste	t	478,090	662,148	278,611	1,418,848
Total Tonnes	t	655,083	868,834	689,920	2,213,837
Stripping Ratio		2.70	3.20	0.68	1.78

This Preliminary Assessment includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of this Preliminary Assessment will be realized.

21.5.9 Cruz de Mayo Dewatering

Due to the arid climate within which this project is located, as well as its local position on the ridge of a mountain, water infiltration into the pit is expected to be minimal. Small diesel powered pumps for dewatering will be used to remove groundwater infiltration and rainfall, as required. Detailed engineering, pump sizing and water flow analysis has not been completed.

.

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21.5.10 Cruz de Mayo PAG/NAG Differentiation

No work has been done to characterize the Acid Rock Drainage (ARD) or Metal Leaching (ML) potential of the waste rock. For the purpose of this study, it is assumed that waste rock will have similar characteristics to that at Santa Elena and will therefore all be categorized as Non-Acid Generating (NAG). Waste rock geochemical characterization will be undertaken during further studies.

21.5.11 Cruz de Mayo Waste Dump Design and Waste Strategy

Waste rock produced by the open pit mining will be disposed of into two separate dumps. The north waste dump will be located north of the North Pit and the central waste dump will be located to the northeast of the Central Pit. There is an average haul distance between the pit and dump of 500 m. The dumps will be designed to accommodate 1.5 Mt waste at an average in situ dry density of 2.1 t/m3. The dimensions of the central dump are approximately 580 m by 320 m along the lower part of a valley to a maximum height of 80 m while the northern dump has dimensions of 350 m by 190 m to a maximum height of 40 m, (see Figure 31).

APRIL 1, 2011

3341500.0 N
610900.0 E
3341550.0 N
610950.0 E
3341600.0 N
611000.0 E
3341650.0 N
611050.0 E
3341700.0 N
1050.0V
1000.0V
950.0V
Waste Dump
Topography
0
50m

NOTES

CLIENT

SilverCrest

SANTA ELENA EXPANSION PROJECT

Cruz de Mayo East Dump Cross-Section Looking North West

PROJECT NO	DWN	CKD	REV
V15101018	MO	JRC	
OFFICE	DATE		
EBA-VANC	April 12, 2011		

eba A TETRA TECH COMPANY

Figure 31

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 31 - East Dump Cross-Section.docx

APRIL 1, 2011

The waste rock locations were chosen to minimize the haul distance from the pit and to manage surface water runoff. Drainage from the waste rock pile will be contained within a catchment basin, tested and treated as needed before being discharged to the receiving environment.

Where possible and depending on the construction and pit development schedule and results of the geochemical characterization, some of the Cruz de Mayo pre-stripping waste rock may be utilized for construction activities including construction of haul roads, construction of the leach pad and sub-grade fill for infrastructure.

Waste rock storage facilities will be designed with average final side slopes of 1H:2.5V which will allow for re-vegetation of the slopes during reclamation and closure.

Further detailed engineering, condemnation drilling and reclamation planning has not been done for this item.

21.5.12 Cruz de Mayo Ore Stockpile

A low grade ore stockpile will be located between the heap leach pad and primary crusher. This will enable the processing or leaching of the material if required such as in the event of metal price increases.

A small stockpile will be located next to the input feeder of the primary crusher to be used during maintenance of the crusher or when it does not have capacity to crush the intended load. A small stockpile will be located at the output of the crusher, where crushed ore will reside prior to being hauled to the heap leach.

21.6          CRUZ DE MAYO INFRASTRUCTURE 21.6.1 Cruz de Mayo Heap Leach Pad

Evaluation of costs and recoveries show that Cruz de Mayo is more profitable by heap leaching at site instead of transport and processing at the mill plant at Santa Elena. The heap leach pad has proposed dimensions of 200 m by 200 m and is located southwest of the Central Pit. Liquid collection and runoff ponds will occupy another 100 m × 50 m. Detailed design has not been carried out for the heap leach system.

Construction of the heap leach pad requires a flat area, with a gradual decline. A liner is required to prevent cyanide from entering the environment. A collection ditch is located at the bottom of the leach pad, along with pumps and ponds to allow transportation of the pregnant solution to the Santa Elena processing plant by tank truck and return the barren solution to Cruz De Mayo for reapplication to the heap surface to dissolve additional metals. A sprinkling system is required to distribute the cyanide solution across the pad.

21.6.2 Cruz de Mayo Crusher

Ore will be crushed to 100% -3/8” for deposit on the heap leach pad. For high grade material which may be transported to SE for processing, material will need to be crushed to minimise damage to the haulage trucks and maximize productivity. The crusher will consist of a jaw crusher, either by direct

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tipping of mining trucks or by a 2 m3 loader. A secondary crusher, a tertiary crusher and associated screens, conveyors and bins and support equipment. The configuration of the relocated crushing plant will be identical as at Santa Elena.

The crusher will require power and non-potable water for dust suppression. Non-potable water will be supplied by the freshwater tank.

No detailed engineering work has been completed for this item.

21.6.3 Cruz de Mayo Mine Production Offices

A 10 person office and muster room is needed to support mining operations. Personnel will consist of one office administrator, one geologist, one mine engineer, two surveyors, one health and safety officer, and three contractor administrators. The muster room will be 5 × 10 m, sufficient to hold the technical staff, two contractor operator work crews and their support staff, which total approximately 30 people. Vehicle parking for mine vehicles, ambulance and bus will occupy an area of 50 m × 15 m. A room within the offices will house the equipment required for surveying and geology. A separate sea container will have the required equipment for blast hole and face sampling.

The offices will require power, potable water and non-potable water for firefighting. Potable water will be supplied in 20 L containers by the Santa Elena operation which has a water treatment plant. Non-potable water will be supplied by the freshwater tank.

The total building size will be 200 m2 on a level and cleared area of 1,000 m2.

No detailed engineering work has been completed for this item.

21.6.4 Cruz de Mayo Warehouse and Laydown Area

A warehouse will be located adjacent to the offices and will house a single office and supplies for the mining, crushing and heap leach operations. Material that can be stored outside will be kept in the laydown yard. The laydown area will have a chain-link fence for security, and will occupy an area of 50 m × 25 m adjacent to the warehouse.

This area will require power, potable water and non-potable water for firefighting. Potable water will be supplied in 20 kl containers by the Santa Elena operation which has a water treatment plant. Non-potable water will be supplied by the freshwater tank.

The total building size will be 625 m2 on a level and cleared area of 4,000 m2.

No detailed engineering work has been completed for this item.

21.6.5 Cruz de Mayo Contractor Maintenance Workshop and Yard

A building constructed of sea containers will house the contractor workshop with two bays each capable of holding a CAT 740 size dump truck. The warehouse and chain-link fenced laydown yard will contain the required spare parts, consumables and tires. This area will be under the control and supervision of the contractor.

The workshop will require power, potable and non-potable water. Potable water will be supplied in 20 kl containers by the Santa Elena operation which has a water treatment plant. Non-potable water will be supplied by the freshwater tank.

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The total building size will be 2,000 m2 on a level and cleared area of 10,000 m2.

No detailed engineering work has been completed for this item.

21.6.6 Cruz de Mayo Stockpile and Loading Area

Crushed ore that is not loaded directly from the primary crusher conveyor into the haul trucks will be stockpiled for rehandle. A 2 m3 loader will rehandle ore into haul trucks. The stockpile capacity from the primary crusher should be 2 days of operations although additional capacity would be available through rehandle by the loader.

The area requires no power or water. Dust suppression will be carried out using a mobile water cart.

21.6.7 Cruz de Mayo Fresh Water Dam and Tank

A dam will be constructed in a small natural basin located 300 m to the west of the offices. A borehole will be drilled to supply water from an underground aquifer. The water within the basin will supply the fresh water tank, which is used throughout the property. No detailed engineering work has been completed for the dam or pumping system.

A pumphouse will be setup adjacent to the fresh water tank, to enable water distribution. This area will be powered by a 50 kW generator.

21.6.8 Cruz de Mayo Power and Generators

A 500 kW on-site diesel electric power generator will be located near the maintenance yard and offices to supply the majority of power for the mine site. This will be backed up by another 500 kW generator to supply power to site when the primary generator goes down. There will be a 750 kW on-site diesel generator located next to the crusher to supply power to it and the conveyor system. This will be backed up by another 750 kW generator to supply power to the crusher in the event that the primary generator goes down.

No detailed electrical engineering work has been completed to evaluate the electrical requirements.

21.6.9 Cruz de Mayo Fuel Farm

A 150 kl fuel farm for the generators and mobile equipment will occupy 900 m2. This volume of fuel is sufficient for up to 2 weeks of operation. This farm will be located off at the northern end of the primary crusher in the most convenient area to supply fuel to the haul trucks. No detailed engineering work has been completed for this item.

21.6.10 Cruz de Mayo Site Access Roads

Site access will be through a single lane, unsealed road coming from the highway near the town of Cumpas. A security post with boom gate will control site access and prevent unauthorised access to the site. Other roads into the area will either be permanently blocked or have locked gates installed.

21.6.11 Cruz de Mayo Explosives Magazine

The explosives and detonator magazines will be located at an area south-west of the heap leach pads. There will be one access to these buildings which will employ a dedicated security guard at all times.

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The area will be surrounded by a chain link fence. No further detailed engineering work has been completed for this item.

21.6.12 Cruz de Mayo Security

The property will be regularly patrolled by a private security force. Sensitive areas of the operation will be secured by chain link fence. The perimeter 100 m from any access roads will have a fence installed with appropriate signage where such fences do not exist already.

21.7          CRUZ DE MAYO HAULAGE TO SANTA ELENA

An analysis of hauling material from the Cruz de Mayo open pit to the Santa Elena processing plant was carried out. The analysis concluded that this scenario is not economically attractive for the conceptual Cruz de Mayo open pit.

Three routes from Cruz de Mayo to Santa Elena were initially evaluated, two overland routes across Sierra el Bellotal, and one via the highway system. One of the overland routes was not viable due to private property where the owner would not permit access. The combinations of the remaining overland and highway routes provide four possible haul routes between Cruz de Mayo and Santa Elena. These routes are summarized in Table 75 varying between 168 and 354 km in length.

Table 75 OVERLAND HAUL ROUTES (TOTAL CYCLE DISTANCE)
Route	From Cruz de Mayo	From Santa Elena	Length
			km
Sierra el Bellotal	Across Sierra el Bellotal	Across Sierra el Bellotal	168.4
Combined 1	Across Sierra el Bellotal	Highway	261.1
Combined 2	Highway	Across Sierra el Bellotal	261.1
Highway	Highway	Highway	353.7

These options were traversed and mapped with a handheld GPS. The overland route was mapped in a number of segments due to time restrictions. The highway route was mapped twice in one continuous segment each. The GPS tracks were loaded into GEMS and Google Earth to be visually checked and verified. Locations of the routes recorded by the GPS appear to be accurate; however elevations of the route were noted to have some notable errors.

21.7.1 Cruz de Mayo Overland Haulage Sierra el Bellotal Route

The raw data from the GPS routes were cleaned of surplus points in GEMS, and modified to start and stop from the proposed Cruz de Mayo mine site and Santa Elena processing facilities respectively. These points were exported into Excel and some vertical smoothing was performed to remove outliers. There still were a small number of issues and 8.8 km of the route had a gradient above 12%.

The cleaned route consisted of 1,427 points, with a total length of 84.2 km and an average gradient of 4.71% .

A majority of the route has either an established track or road. The tracks would need minor upgrades to be able to safely handle the size and speed of the haulage trucks.

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The length that has no track would need significant work to establish a safe haul route. The building conditions are not harsh and should not present any unusual construction issues.

21.7.2 Cruz de Mayo Overland Haulage Highway Route

The raw data from the GPS data routes were cleaned of surplus points in GEMS, and modified to start and stop from Cruz de Mayo and Santa Elena respectively. These points were exported into Excel and some vertical smoothing was performed to remover outliers. There still were a small number of issues and 4.5 km of the route had a gradient above 12%.

The cleaned route consisted of 621 points, with a total length of 176.9 km and an average gradient of 2.72% .

One potential issue with using the highways for ore transport is the military checkpoint in the town of Mazocahui which may cause delays and other problems for haulage trucks. In addition, haulage trucks will have a greater exposure to the community.

21.7.3 Cruz de Mayo Overland Haulage Combined Routes

The combined overland and highway routes would allow for one-way traffic in each direction. This allows for the Sierra el Bellotal overland road to be single lane with minimal pull-outs, reducing capital and maintenance costs. The two variations are for the loaded trucks to travel in either direction on the Sierra el Bellotal or highway route.

21.7.4 Cruz de Mayo Overland Haulage Cycle Time Estimation

An estimate was made of cycle time for the routes assuming travel speeds are dependent of the gradient (Table 76).

Table 76 OVERLAND HAULAGE ROAD GRADIENTS
Gradient:	Sierra el Bellotal	Highway
	kph	kph
<1%	60	80
<5%	45	60
<10%	30	30
>10%	10	10

This resulted in an average speed of 41.7 kph for the Sierra el Bellotal route and 54.1 kph for the highway route. These speeds were arbitrarily set and further work will be required to establish the actual speeds.

The total time for the overland route and highway routes consist of actual travel times and delays, as well as an estimated overall shift delay (Table 77).

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Table 77 OVERLAND HAULAGE DELAYS
Delay	Sierra el Bellotal	Highway
	min	min
Unplanned availability/maintenance	20	20
Loading/unloading	25	25
Traffic	5	5
Livestock	5	0
Checkpoint	0	10
Total segment delay	50	50
Shift delay – crib	30	30
Total shift delays	30	30

Effective availability, utilization, efficiency, engine hours per day, cycles per day and required trucks were calculated from these. Cycles per day were rounded down to the closest half cycle which allows for trucks to finish their day at either the Cruz de Mayo or Santa Elena sites (Table 78).

Table 78 OVERLAND HAULAGE CYCLE TIMES
Cycle Results	Units	Sierra el Bellotal	Highway	Combined
Availability	%	89%	92%	92%
Utilization	%	82%	82%	72%
Efficiency	%	92%	94%	92%
Engine hours per day	op.hr/day	8.7	9.2	7.9
Cycles per day	#	2	1.5	1.5
Required trucks	#	21	28	28

Because of the significantly longer distance of the highway segment (+110%), the total cycle time is longer (+32%) despite the faster vehicle speed (+50%).

This would result in more operating hours to move the required material for the highway only options and that each truck would need to operate for more hours per day.

21.7.5 Cruz de Mayo Overland Haulage Operating Cost Estimate

Costs were assigned on an hourly rate and calculated for each haulage option. Three different capacity trucks were tested, 20 t, 30 t and 40 t. The base case is for a 30 t capacity rear tipper dump truck with a target movement rate of 1,250 t/d. Operating costs were calculated using first principles from a number of economic parameters (Table 79). In addition, the calculated required number of trucks for each route was used.

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Table 79 OVERLAND HAULAGE COST PARAMETERS
Parameter	Unit	Value
Diesel Fuel Price	$/L	0.68
Fuel economy	L/100km	38.3

Tire Cost	$ each	400
Tire Life	hr	3,500

Labour Cost per person	$/annum	12,500

Truck capital cost		$65,000
Support capital cost		$950,000
Capital recovery margin	%	15

Maintenance	$/op.hr	2.89

The haulage was assumed to be carried out only during the day to minimise impacts to the community and minimise risk of vehicle accidents. A rotating roster is used to enable operations seven days per week. A total of 43 days were assumed to be lost, 28 days for weather and 15 days combined for government restrictions and road maintenance/repair.

The least expensive operating cost is $3.42/t for the overland option and the most expensive operating cost is $5.61/t for the highway option (Table 80).

Table 80 OVERLAND HAULAGE OPERATING COST
	Sierra el Bellotal	Highway	Sierra el Bellotal/Highway	Highway/Sierra el Bellotal
	$/t	$/t	$/t	$/t
Cost per ore tonne	3.42	5.61	4.52	4.81

21.7.6 Cruz de Mayo Overland Haulage Road Construction Cost Estimate

Construction costs for each option vary due to the required construction length and cost per kilometre. The overland route has the longest required length at the highest cost as it requires either a dual lane road or regular passing bays. The highway route only required construction between Cruz de Mayo and the highway at Cumpas. The combined routes require the same length construction as the overland only route but with less passing bays and dual lane areas.

Maintenance costs are similar to the construction costs with a reasonably high repair cost each year due to road damage during the wet season.

Construction costs were estimated by a combination of industry reference costs, and sourcing of information from contractors in Mexico.

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Average road construction costs varied from $150,000/km to $167,000/km (Table 81).

Table 81 OVERLAND HALUAGE ROAD COSTS
	Units	Sierra el Bellotal	Highway	Sierra el Bellotal/Highway	Highway/Sierra el Bellotal
Construction	$/km	166,500	150,000	166,500	166,500
Maintenance	$/km	4,160	3,750	4,160	4,160
Required construction length	km	83.6	10.2	83.6	83.6
Total construction cost		$13,920,000	1,530,000	13,920,000	13,920,000
Total yearly maintenance costs	$/year	348,000	38,250	348,000	348,000

No contingency cost should be added as these costs include an allowed contingency of approximately 20%.

21.7.7 Cruz de Mayo Overland Haulage Conclusion

Based upon available information, the highway haulage route is the preferred option to move material from Cruz de Mayo to Santa Elena. An operating cost of $5.61/t with appropriate contingency and a $1.53 M capital construction cost with no contingency should be used to evaluate the economics of transporting ore from Cruz de Mayo to Santa Elena for processing.

21.8          EXPANSION PROJECT SCHEDULE

The Expansion Project schedule uses the Santa Elena open pit reserve schedule as a basis and adds on the Cruz de Mayo open pit, Santa Elena underground and re-processing of the Santa Elena heap leach material.

The schedule for the Santa Elena open pit was discussed in detail in Section 20. Some aspects of that schedule vary in the Expansion Project schedule discussed below.

The combined operations run for 11 years, mining until 2021. The Santa Elena open pit is as described above with the variation that ore material being sent to the proposed Santa Elena Counter Current Decantation (CCD) processing plant starting in year 2013. Ore that is processed by the heap leach before 2013 will be processed through the CCD plant at the end of the mining.

The conceptual Santa Elena underground will use a combination of long hole stoping and mechanised cut-and-fill mining methods. A total of 2.96 million tonnes of ore with a grade of 1.87 g/t gold and 109.9 g/t silver will be mined over 6 years. Mining will start in 2013 and finish in 2019. Starting in 2011, a 1,421 m exploration decline will be developed.

The conceptual Cruz de Mayo open pit will be a traditional load and haul operation mining 795 kt of ore at grades of 0.10 g/t gold and 93.5 g/t silver and a strip ratio of 1.78. A total of 2.2 million tonnes will be mined over a three year mine life starting in 2013 and finishing in 2016.

A total of 8.5 Mt of ore will be mined at a grade of 1.67 g/t gold and 89.6 g/t silver. An additional 1.79 Mt of heap leach ore will be processed at the end of mining. The combined production of the three projects is shown in below in Table 82.

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Table 82 EXPANSION PROJECT PRODUCTION SCHEDULE
Item		Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Ore mined	kt	8,370	883	949	1,052	1,082	1,286	875	875	875	493	-	-
Waste mined	kt	30,318	4,002	4,434	7,051	8,188	5,655	936	31	20	-	-	-
Total mined	kt	38,687	4,885	5,383	8,103	9,270	6,941	1,811	906	895	493	-	-
Gold grade	g/t	1.55	1.84	1.59	1.86	1.43	1.21	1.55	1.47	1.76	1.18	-	-
Silver grade	g/t	81.8	44.2	46.0	90.7	88.8	93.7	99.3	106.2	81.4	79.8	-	-

Ore processed	kt	10,110	883	949	1,052	1,082	1,286	875	875	875	875	875	483
Gold grade	g/t	1.38	1.84	1.59	1.86	1.43	1.21	1.55	1.47	1.76	0.92	0.58	0.58
Silver Grade	g/t	72.0	44.2	46.0	90.7	88.8	93.7	99.3	106.2	81.4	55.7	24.6	24.6

This Preliminary Assessment includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of this Preliminary Assessment will be realized.

21.8.1 Santa Elena Open Pit Schedule in Expansion Project

The mill has a capacity of approximately 875,000 tonnes per annum. The open pit mine schedule for the current Mineral Reserve allows for more than 875,000 tonnes of ore being mined in year 4 (2014), during which time, excess material is stockpiled and processed the following year.

The open pit mine life remains until year 6 (2016). Overall grades and tonnages remain the same and the NPV for the mine is negligibly different.

21.8.2 Santa Elena Underground Schedule

The mill has a capacity of approximately 875,000 tonnes per annum. The underground is scheduled to start in year 3 (2013) and will feed into the mill concurrently with the open pit.

21.9          EXPANSION PROJECT LABOUR

Mine operations and maintenance manpower requirements will be the responsibility of the contractor. SilverCrest is responsible for technical and support staff in the running of the operation. This includes a mine supervisor, engineer, geologist, surveyor, and administrative staff. Technical support manpower requirements are estimated based on the mining method and operation size. Technical staffing requirement costs are not calculated individually but are instead included in the G&A costs.

21.9.1 Santa Elena Open Pit Labour

Labour for the open pit operation is unchanged from the estimate outlined in Section 20.7 . It has been reviewed by John Chow and is considered appropriate for this level of study.

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21.9.2 Santa Elena Underground Labour

The mine will operate on two 12 hour shifts, 365 days per year with three mining and maintenance crews. Two crews will be on site at any one time, one on day shift and one on night shift, while the other crew will be offsite on break. The majority of the mining and maintenance personnel will work a two week on, one week off (2 × 1) rotation, while management and technical staff will work a 5 day on 2 day off (5 × 2) schedule.

The underground mine personnel requirement is 114 employed personnel during full production, with 50 on site at any one time. Excluded from this total are personnel required to operate the processing and open pit operation, general site services and site general administration, as well as non-underground mining contractors.

Mining personnel requirements are summarized in Table 83.

Table 83 SANTA ELENA UNDERGROUND MANNING
Position	Per Crew	Total	Roster
Operations Superintendent	1	1	5×2
Shift Supervisor	1	3	2×1
Jumbo operator	2	6	2×1
LHS driller	2	6	2×1
LHD operator	3	6	2×1
Truck drivers	5	15	2×1
Shot firer and blast crew	2	6	2×1
Service and backfill crew	4	9	2×1
Fill plant operators	2	6	2×1
Operations sub-total	22	58

Maintenance Superintendent	1	1	5×2
Maintenance Planner	1	1	5×2
Shift Supervisor	1	3	2×1
Mechanics and welder	3	9	2×1
Electrical	1	3	2×1
Labourers	5	15	2×1
Maintenance sub-total	12	32

Mine Manager	1	1	5×2
Production Engineer	2	2	5×2
Production Geologist	3	3	5×2
Surveyor	2	2	5×2
Technician	4	4	5×2
Stores Manager	1	1	5×2
Clerk	2	3	5×2
Staff sub-total	15	15

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Total	50	114

21.9.3 Santa Elena Mill Labour

The labour operating costs have been estimated at a total of 87 people on the basis that the new mill will run independent of the existing heap leach processing plant. The manpower complement has been estimated assuming 2 crews on an equal rotation roster of two 12 hour shifts per day. It is assumed that no new upper management positions will be required since these positions already exist at the heap leach operation. There may be some overlap from the existing heap leach and refinery staff with this estimate so it is likely that manning will be less than shown.

Maintenance personnel requirements for the new mill are also shown in Table 84. New maintenance management positions will be required due to the size and complexity difference between the new mill and existing heap leach. It has also been assumed that the level of maintenance required in the new crushing and milling plant will be relatively high due to the abrasiveness of the ore and will be accommodated by new maintenance staff.

It will be assumed that the present complement of metallurgical staff and assay personnel will be adequate to meet the requirements for the new process sections.

Table 84 also gives the general and administrative complement associated with the expansion only. As mentioned previously, this G&A staff and cost estimate may also overlap with the existing staff. Existing costs are not taken into consideration

Table 84 PROCESS PLANT MANNING
Position	Number
Maintenance Chief	1
Crushing & Grinding Maintenance Foreman	2
Mechanics	2
Welders	2
Electricians	2
Apprentices	2
Leach Plant Maintenance Foreman	2
Mechanics	2
Welders	2
Electricians	2
Apprentices	2
Sub-Total	21

Operations
Mill Superintendent	1
Mill Shift Foremen	4
Crushing & Grinding Operator Level	4
Crushing & Grinding Operator Level	4
Leach Plant Operator Level	4
Leach Plant Operator Level	4

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Table 84 PROCESS PLANT MANNING
Position	Number
Filter Plant Operator Level	4
Filter Plant Operator Level	4
Dayshift Operators (Refinery)	4
Tailings Management	6
Labourer / Trainee	2
Sub-Total	41

Laboratory
Chief Metallurgist (existing)	0
Chief Chemist (existing)	0
Assayer	4
Metallurgical technician	2
General labourer	4
Mill Clerk	2
Sub-Total	12

G&A Manpower
HMO Admin (existing)	0
Exploration (existing)	0
Mine-Admin	1
Finance	2
Human Resources	2
Safety & Security	6
Environmental	2
Sub-Total	13

Total Labour	87

21.9.4 Cruz de Mayo Labour

Technical staff at the Cruz de Mayo site will be on a standard 40 hour work week. Equipment operators will have shift work of 12 hour days 2 weeks on, followed by 2 weeks off. This requires four separate crews. There is a total of 41 staff required. Table 85 illustrates the expected manpower requirements at the Cruz de Mayo site. Personnel sharing with Santa Elena operations is consider in this study.

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Table 85 CRUZ DE MAYO MANNING
Position	Number
Mine Manager	1
Mining Engineer	1
Geologist	1
Surveyor	1
Surveyor Assistant	1
Truck Drivers	8
Excavator Operator	4
Loader Operator	4
Dozer Operator	4
Grader Operator	4
Driller	4
Driller’s Assistant	4
General Services	4
Total	41

21.10    EXPANSION PROJECT OPERATING COSTS

Total operating costs over the life of the project amount to $370.9 million equating to $43.45 per tonne of ore mined. Operating costs for Cruz de Mayo are significantly less due to the heap leach processing method and low strip ratio (Table 86).

Table 86 EXPANSION PROJECT LIFE OF MINE OPERATING COSTS
Item	Life of Mine Cost	Unit Cost
	US$’000	US$/t ore
Santa Elena open pit mining	55,276.3	11.56
Santa Elena open pit ore processing	107,659.4	22.52
Santa Elena open pit G&A	24,515.5	5.13
Santa Elena open pit smelter	3,809.1	0.80
Santa Elena open pit contingency 7.8%	14,888.9	3.11
Santa Elena open pit subtotal	206,149.2	43.13

Santa Elena underground mining	56,841.4	19.21
Santa Elena underground ore processing	61,559.0	20.80
Santa Elena underground G&A	5,960.6	2.01
Santa Elena underground smelter	3,094.9	1.05
Santa Elena underground contingency 19.5%	24,872.2	8.40
Santa Elena underground subtotal	152,328.1	51.47

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Table 86 EXPANSION PROJECT LIFE OF MINE OPERATING COSTS
Item	Life of Mine Cost	Unit Cost
	US$’000	US$/t ore
Cruz De Mayo open pit mining	3,170.2	3.99
Cruz De Mayo open pit ore processing	5,276.3	6.64
Cruz De Mayo open pit G&A	1,601.1	2.01
Cruz De Mayo open pit smelter	338.0	0.43
Cruz De Mayo open pit contingency 19.3%	2,009.5	2.53
Cruz de Mayo open pit subtotal	12,395.2	15.59

Total	370,872.4	43.45

21.10.1 Santa Elena Open Pit Operating Cost Estimate

The operational costs for the Santa Elena Open Pit are as presented in Section 20.8 . The open pit costs have not been independently verified and qualified by EBA. The LOM operating cost is $43.13/t ore with ore processing making up the bulk of the cost.

21.10.2 Santa Elena Underground Operating Cost Estimate

The average operating costs for the Santa Elena underground are shown in Table 87.

Mining costs are presented per tonne, and have been estimated from similar operations, primarily from nearby Mexican projects. Power, G&A, refining charges and environmental costs are based upon the existing Santa Elena open pit operation. Secondary ventilation and pumping costs are estimated at $3,000 per day, equivalent to approximately $1.25/t ore.

G&A cost are based upon the existing Santa Elena operation, and include corporate overheads, repairs, consumables and training. The estimated G&A cost for Cruz de Mayo open pit is $2.01/t ore which includes $0.37/t ore for rehabilitation and closure.

These mining costs have a 20% contingency applied apart from refining charges, as these are primarily based off a percentage of the metal and are unlikely to change or incur additional costs.

The 3.5 m × 4 m decline development and 3 m × 3 m ore drive costs are estimated at $1,259/m based on similar operations as above. The 2.1 m diameter ventilation raisebores are estimated at $3,147/m. Development requirements have a 25% allowance for side development applied.

Costs have not been verified by first principal calculations or contractor quotations. This additional work will be required to advance the cost estimate to a higher level of accuracy sufficient for a Pre-Feasibility Study.

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Table 87 SANTA ELENA UNDERGROUND OPERATING COSTS
Item	unit	Value
Underground mining cost	$/t	19.21
G&A	$/t	2.01
Pumping and ventilation	$/t	1.25
subtotal	$/t	22.47
Contingency 20%	$/t	4.49
Total underground mining	$/t	26.97

Ventilation Raise cost	$/m	3,147
Development cost	$/m	1,259
Contingency	%m	25%

21.10.3 Santa Elena Processing Operating Cost Estimate

The process operating costs incorporate the Expansion Project which includes crushing, grinding, leaching, Merrill-Crowe circuit, refining and tailings disposal. General and administration (G&A) costs have also been estimated and are included.

Additional operating and maintenance staff will be required to operate the new plant sections, in addition to the existing staff that will continue to operate and maintain the existing process plant. On completion of the commissioning of the new plant sections, a period of staff training and the attainment of familiarity to operate these new sections successfully will be required.

For the purposes of this section, the Santa Elena expansion is being considered as an add-on process to the existing process facility. As such, certain administrative costs have been shared. The sharing of other process-related matters may be possible but has not been evaluated in this study, such as conveyor spares, reagents, and reagent storage.

0 gives the estimated cost summary for the new processing facility. The annual operating costs for the new process facilities and tailings handling sections is estimated to be $15.1 million, or $17.24/t of ore treated at the processing rate of 2,500 t/d. The incremental increase in G&A operating cost is estimated to be $1.15 M, or $1.31/t of ore treated. This G&A has been included in the processing cost in other sections of this report for a total processing cost of $24.96/t of ore treated including a 20% contingency.

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Table 88 SANATA ELENA PROCESSING OPERATING COSTS (EXPANSION PROJECT)
Item	Annual Cost	Unit Cost
	$’000	$/t treated
Maintenance Labour	592	0.68
Operations Labour	797	0.91
Laboratory & Quality Control	227	0.26
Labour
Tailings Haulage Labour	350	0.40
Operating Subtotal	1,967	2.25
Operations Supplies	9,344	10.68
Maintenance Supplies	840	0.96
Power Supply	4,904	5.60
Supplies Subtotal	15,088	17.24
Mill G&A Staff	391	0.45
Mill G&A Expenses	756	0.86
Sub-total Mill G&A costs	1,147	1.31
Subtotal	18,202	20.80
Contingency (20%)	3,640	4.16
Total Process Operating Cost	21,842	24.96

The most expensive consumable is power. The next five most significant consumables are mill balls and four reagents (Table 89). These six items comprise 80% of consumable costs, $12 million of the total $15.1 million above in 0.

Table 89 SANATA ELENA PROCESSING OPERATING COSTS
Item	Unit Cost	Annual Cost	Unit Cost
	$/kg	$	$/t treated
Power	$0.25/kWhr	4,903,920	5.60
Sodium Cyanide	1.00	2,143,750	2.45
Ball mill balls	1.20	1,831,410	2.09
Zinc Dust	3.20	1,509,200	1.72
Flux	3.17	904,334	1.03
Sulphuric Acid	0.85	743,750	0.85

The estimated power requirements for the process are calculated from the anticipated annual operating power usage and not the installed power for the equipment. The unit electrical cost of $0.25 per kWhr was provided by SilverCrest based on the existing Santa Elena open pit operation which is typical or industry norms.

Plant operating supply costs include assumed reagent costs as test work has not been done to determine actual consumption. Steel usage is high and based on the very high abrasive index of the ore. The costs are based on the values reported in the 2008 Santa Elena Pre-Feasibility Study.

Maintenance supplies costs are estimated values.

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Further work will be required to advance the cost estimate to a higher level of accuracy sufficient for Pre-Feasibility Study level once more detailed metallurgical test work is available.

21.10.4 Cruz de Mayo Operating Cost Estimate

The average operating costs for the Cruz de Mayo open pit are shown below in Table 90. Operating costs have been estimated primarily from the contract signed between SilverCrest and Maquinaria y Construcciones Nuñez Fontes S. de R.L. de C.V. (Nunez) for the Santa Elena operation. These costs have been compared with costs of other studies and operations in Mexico. Contract costs have been estimated to be $1.43/t of material mined.

G&A costs are based on the existing Santa Elena open pit operation, and include corporate overheads, repairs, consumables and training. The estimated G&A cost for the Cruz de Mayo open pit is $2.01/t of material mined which includes $0.37/t for remediation and closure.

Operating costs have a 25% contingency applied, apart from refining charges, as these are primarily based off a percentage of the metal and are unlikely to change or incur additional costs.

Costs have not been verified by first principal calculations or contractor quotations. This work will be required to advance the cost estimate higher to a level of accuracy sufficient for a Pre-Feasibility Study.

Table 90 SUMMARY OF CRUZ DE MAYO OPEN PIT OPERATING COSTS
Item	Unit Cost
$/t ore
Open pit Mining per tonne	3.99
Heap Leaching	6.64
G&A	2.01
Smelter	0.43
Contingency 19.3%	2.53
Total	15.59

21.11 CAPITAL COSTS

Total capital costs over the life of the project is estimated at $84.1 M, as detailed in 0.

Capital costs are considered to be within a ±35% accuracy range of actual costs. All costs are expressed in US$, with no allowance for escalation (inflation), interest during construction or taxes.

Costs are based on a combination of historical quotes, similar projects, cost estimation guides and engineering experience. These costs may be sensitive to operation size and cannot be scaled without further cost estimation work.

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Table 91 EXPANSION PROJECT CAPITAL COSTS
Cost Item	Initial	Sustaining	Total
	US$’000	US$’000	US$’000
Santa Elena open pit mining	-	-	-
Santa Elena open pit ore processing	-	-	-
Santa Elena open pit other	-	2,814	2,814
Santa Elena open pit contingency 5%	-	141	141
Santa Elena open pit subtotal	-	2,954	2,954

Santa Elena underground mining	4,115	14,450	18,566
Santa Elena underground ore processing	-	-	-
Santa Elena underground other	6,434	4,288	10,723
Santa Elena underground contingency 25%	2,583	4,685	7,267
Santa Elena underground subtotal	13,132	23,423	36,556

Santa Elena Mill	46,792	-	46,792
Santa Elena Tailings Containment	5,268	-	5,268
Santa Elena Mill Contingency 25%	13,015	-	13,015
Santa Elena Mill Subtotal	65,075	-	65,075

Cruz De Mayo open pit mining	317	-	317
Cruz De Mayo open pit ore processing	757	-	757
Cruz De Mayo open pit other	3,621	-	3,621
Cruz De Mayo contingency 25%	1,173	-	1,173
Cruz de Mayo open pit subtotal	5,867	-	5,867

Total	84,074	26,378	110,452

21.11.1 Santa Elena Open Pit Capital Cost Estimate

The capital costs for the Santa Elena Open Pit are covered under Section 20 – Other Relevant Data and Information. Open pit costs have not been independently verified and qualified by EBA.

21.11.2 Santa Elena Underground Capital Cost Estimate

The total initial capital cost is $13.1 million, including a contingency of $2.6 million. Sustaining capital comes to $23.4 million including a $4.7 million contingency. Capital includes required equipment for mining and ventilation, pre-production decline development, non-contractor mobile equipment, backfill plant and other required infrastructure (Table 92). A 25% contingency was applied to capital costs.

Costs have not been verified by first principal calculations or quotations. This work will be required to advance the cost estimate higher to a level of accuracy sufficient for a pre-feasibility study.

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Table 92 SANTA ELENA UNDERGROUND CAPITAL COSTS
Item	Initial	Sustaining
	$	$
Development	3,545	12,759
Raisebore	570	1,692
Mine Engineering	1,710	-
Stationary equipment	675	593
Surface facilities	2,010	900
Grout plant	-	875
Ventilation	752	1,062
EPCM (10%)	515	343
Services allowance (10%)	515	343
Equipment allowance (5%)	257	172
Subtotal	10,550	18,739
Contingency (25%)	2,583	4,685
Total	13,132	23,423

Sustaining capital was not considered as equipment costs were accrued up front and the mine life is short.

21.11.3 Santa Elena Mill Processing Plant Capital Cost Estimate

The total initial capital cost is $65.1 million, including a contingency of $13 million. Capital includes equipment for crushing, grinding and metal extraction (Table 93). A 25% contingency was applied to capital costs.

The estimate was developed by Wardrop using in-house data from recent projects. Costs have not been verified by first principal calculations or quotations. This work will be required to advance the cost estimate to a higher level of accuracy sufficient for a pre-feasibility study.

Table 93 EXPANSION PROJECT PROCESSING CAPITAL COSTS
Area	Cost
$’000
Overall Site	188
Crushing	10,677
Process Plant	20,499
Tailings	5,268
Site Services And Utilities	155
Project Indirects	13,273
Owners Costs	2,000
Contingency 25%	13,015
Sub-Total	65,075

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21.11.4 Cruz de Mayo Capital Cost Estimate

The use of contract mining eliminates the need to purchase mining equipment for Cruz De Mayo. Capital costs will primarily consist of site preparation for infrastructure and construction of infrastructure. The total capital cost is estimated at $5.9 million, including a contingency of $1.2 million. The use of at portable plant with processing of zinc precipitate at the Santa Elena facility is assumed. These costs are summarized in Table 94.

Costs have not been verified by first principal calculations or quotations. This work will be required to advance the cost estimate higher to a level of accuracy sufficient for a Pre-Feasibility Study.

Table 94 CRUZ DE MAYO CAPITAL COSTS
Item	Cost
$’000
Mining	317
General and Administrative	2,610
Processing	757
Other	1,011
Contingency 25%	1,173
Total Project Cost	5,867

21.12 EXPANSION PROJECT ECONOMIC ANALYSIS

The items considered in the economic evaluation of this project are presented in Table 95. The long term metal prices are typical of current project evaluations and are significantly below current prices.

The selling costs are based on a current agreement that SilverCrest has for the Santa Elena open pit.

Table 95 EXPANSION PROJECT GENERAL ECONOMIC INPUTS
Item	Value
Long term silver price[1]	$18/oz
Long term gold price[2]	$1,000/oz
Discount rate	5%
Silver selling cost	$0.25/oz
Gold selling cost	$1.25/oz
Silver refining deduction (cost)	0.5%
Gold refining deduction (cost)	0.2%
NSR3	2.5%

Notes:
SilverCrest has gold hedges in place at $926.50/oz
Only on the Cruz de Mayo ore removed from the El Guerguito land claim

The process recoveries involved in the economic evaluation of this project are shown in Table 96. Metallurgical recoveries for Cruz de Mayo used within this report are conceptual in nature and are based upon recoveries reported by SVL for the Santa Elena Operation. These values are considered appropriate based upon similarities between Santa Elena and Cruz de Mayo geology and

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metallurgical characterization; however, there is some risk in this approach as there has not been any recovery test work completed to date specifically for the Cruz de Mayo Property.

Table 96 EXPANSION PROJECT PROCESS RECOVERIES
Item	Units	Silver	Gold
Santa Elena Mill recovery	%	75.7%	93.5%
Santa Elena oxide heap leach recovery	%	53.2%	72.0%
Santa Elena fresh heap leach recovery	%	38.3%	60.5%
Santa Elena deep fresh heap leach
recovery	%	38.0%	60.5%
Cruz de Mayo heap leach recovery	%	43%	65%
Selling cost	$/oz	0.25	1.25
Smelter takeoffs	%	0.5	0.2

21.12.1 Gold Hedges

On June 12, 2009, SilverCrest established a hedging facility with Macquarie Bank to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production, which will guarantee gross revenue amounts over three years of approximately US$50.9 million. The hedge represents approximately 25 percent of the total gold production from Santa Elena open pit heap leach. Silver production is 100 percent unhedged.

21.12.2 Discount Rate

A discount rate of 5% is used as the base case for this project. 5% was deemed a suitable discount rate as it is the common discount rate used for recent gold mining projects in North America (discount rates typically range from 5% - 8% for mining projects).

21.12.3 Metal Prices

Metal prices, especially silver, have a significant effect on the profitability of the project. It is not part of this study to be speculating as to the direction silver and gold prices will be going in the future, however a general market outlook and overview has been provided in the market analysis. Figures 31 and 32 provide the historic price of silver and gold, respectively, over the last five years. Currently, $18/oz silver and $1,000/oz gold are generally accepted prices of silver and gold when financing through a bank and are therefore the prices that were used to evaluate this project. There is always inherent risk in investing in a mining project because it is uncertain where metal prices will be in the future. Values of $18/oz silver and $1,000/oz gold are used by EBA but it should be understood that metal prices will fluctuate in the future. Figure 32 and 33 show historic metal prices.

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5 Year Silver Price in USD/oz
Last Close: 40.60
High: 40.60 Low: 9.00 ▲27.84 218.09%
45
40
35
30
25
20
15
10
5
2007
2008
2009
2010
2011
goldprice.org
Monday, April 11, 2011

CLIENT

SilverCrest

SANTA ELENA EXPANSION PROJECT

Historic Price of Silver

eba
A TETRA TECH COMPANY

PROJECT NO	DWN	CKD	REV
V15101018	WW	EF	
OFFICE	DATE		
EBA-VANC	April 12, 2011		

Figure 32

NOTES

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 32 - Historic price of silver.docx

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5 Year Gold Price in USD/oz
Last Close: 1467.40
High: 1473.40 Low: 563.11 869.23 145.31%
1500
1400
1300
1200
1100
1000
900
800
700
600
500
2007
2008
2009
2010
2011
goldprice.org
Monday, April 11, 2011

CLIENT: SilverCrest Mines Inc.

SANTA ELENA EXPANSION PROJECT

Historic Price of Gold

PROJECT NO	DWN	CKD	REV
V15101018	WW	EF	
OFFICE: EBA-VANC	DATE: April 12, 2011		

Figure 33

NOTES

eba A TETRA TECH COMPANY

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 33 - Historic price of gold.docx

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21.12.4Cruz de Mayo Breakeven Result

Under the economic conditions of the project, the Cruz de Mayo economic model produced a before-tax NPV5% of $14,000, which can be considered to be breakeven.

21.12.5 Expansion Project Economic Results

The financial analysis results for the Expansion Project, shown in Table 97, indicate a before-tax NPV5%of $131.3 million. Payback will be in 3 years. The preceding production schedule information provides the basis of the estimate. The long term metal prices used are $1,000/oz gold and $18/oz silver, excluding hedging. Including hedging, the average gold price is US$898.6/oz. NPV is before-tax, although overall taxes are estimated at 25%. These results include the Santa Elena open pit reserves.

Table 97 EXPANSION PROJECT FINANCIAL MODEL RESULTS
Cost Item	units	Value	per gold ounce	per silver ounce
			$/oz	$/oz
Production
Gold Sold	troy oz	391,200	-	-
Silver Sold	troy oz	16,123,000	-	-

Revenue
Gold Sales	$’000	356,924	912.4	22.1
Silver Sales	$’000	290,222	741.9	18.0
Gross Sales	$’000	647,146	1,654.3	40.1

Operating Expenses
Mining	$’000	115,546	295.4	7.2
Processing	$’000	171,286	437.8	10.6
G&A	$’000	31,873	81.5	2.0
Smelter	$’000	6,753	17.3	0.4
Contingency	$’000	41,617	106.4	2.6
Total Operating	$’000	367,075	938.3	22.8

Operating Margin	$’000	280,072	715.9	17.4
Capital Costs	$’000	110,452	282.3	6.9
NSR	$’000	62	0.2	0.0
Cash Flow	$’000	169,619	433.6	10.5
NPV	5%	131,259	335.5	8.1

This Preliminary Assessment includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of this Preliminary Assessment will be realized.

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21.13    EXPANSION PROJECT SENSITIVITIES

The value of the overall project is most sensitive to metal prices, grade, processing recovery and processing cost. Table 98 shows the sensitivities of the project’s NPV for different variables. Figures 33 and 34 provide a graphical view of the metal and cost sensitivities. The steeper the curve, the more sensitive the NPV of the project is to variations of that item.

These sensitivities were run on the output from the model using the base case assumptions. There would be some variation between these numbers and the values that would be produced if optimization and design was re-done using them.

The three highest sensitivities to the Expansion Project are metal prices, gold grade/recovery and operating costs.

Table 98 EXPANSION PROJECT BEFORE-TAX NPV SENSITIVITES
Item	-15%	-10%	-5%	0%	5%	10%	15%
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Gold Price	57,587	68,509	79,431	90,354	101,276	112,199	123,121
Silver Price	62,328	71,670	81,012	90,354	99,696	109,038	118,380
Metal Price	29,561	49,825	70,090	90,354	110,618	130,883	151,147

Gold Grade	47,998	62,117	76,235	90,354	104,473	118,591	132,710
Silver Grade	62,328	71,670	81,012	90,354	99,696	109,038	118,380
Metal Grades	19,972	43,433	66,893	90,354	113,815	137,275	160,736

Gold Recovery	*	62,117	76,235	90,354	104,473	111,710	*
Silver Recovery	*	71,670	81,012	90,354	99,696	109,038	*
Metal Recoveries	*	43,433	66,893	90,354	113,815	130,394	*

Operating Costs	132,949	118,750	104,552	90,354	76,156	61,957	47,759
Capital Costs	104,249	99,617	94,986	90,354	85,722	81,090	76,459

Notes:
* Sensitivities are not projected to beyond 10% for grade items as a variation of this amount is unrealistic.

Figure 34 graphically shows the sensitivity of the project to these various inputs.

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250,000
200,000
150,000
100,000
50,000
-
-50,000
-100,000
NPV $'000
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
% Change From Base Case
Gold Price
Silver Price
Metal Price
Gold Grade
Silver Grade
Metal Grades
Operating Costs
Capital Costs

CLIENT

SANTA ELENA EXPANSION PROJECT

Graphical View of Sensitivities

PROJECT NO	DWN	CKD	REV
V15101018	DS	JRC	
OFFICE	**DATE**		
EBA-VANC	April 12, 2011		

Figure 34

NOTES

Q:\Vancouver\Engineering\V151\Project\V15101018 - Silvercrest\13_Report Compilation\Figures\02_Word Figures\Figure 34 - SEEP Sensitivities.docx

APRIL 1, 2011

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In summary, general sensitivities are presented in Table 99.

Table 99 GENERAL EXPANSION PROJECT METAL PRICE SENSITIVITIES
Case	Gold Price	Silver Price	Pre-Tax Net Cash Flow	Pre- Tax NPV @ 5% Discount
	US$	US$	US$ M	US$ M
Low	800.00	14.00	47.5	34.1
Base	1,000.00	18.00	169.5	131.2
Current Prices	1,450.00	38.00	620.6	491.4
High	1,600.00	50.00	856.5	680.1

Project sensitivity analyses used variations of capital and operating costs as well as metal recoveries. These analyses indicate that the project is less sensitive to capital and operating cost than to metal recoveries, grade and metal pricing.

21.13.1 Metal Price Effect on Cruz de Mayo Pit Size

A pit shell optimization was run on Cruz de Mayo open pit using current metal prices of $1,341/oz gold and $27.41/oz silver. This re-optimization in Whittle 4X and scheduling resulted in an optimal pit shell containing 1.3 Mt at a grade of 0.10 g/t gold and 88.08 g/t silver.

At current metal prices and the installation of a mill at Santa Elena, a significant part of the current resources at Cruz de Mayo would potentially be economically shippable. This is recommended for review in the Pre-Feasibility Study.

21.14    TAXES

The Project is subject to federal, state, and local taxes, including income taxes, value added taxes, social taxes, property taxes, customs duties, state duties, withholding taxes, and pension fund contributions. Some of these are based on revenues and some represent fixed costs.

The payable income tax is the highest of either a flat tax at a rate of 18% or income (after depreciation, etc.) tax rate of 28%. IVA tax (Mexican value added tax) s estimated at a rate of 16%, and is recovered as allowed by the Mexican tax code. Labour rates are subject to a 42.5% burden.

There is no royalty on gold or silver production.

All values in this report are before-tax unless stated. The overall estimated tax rate for the project is 25.0% . This is based on 110% of the current projected Santa Elena tax burden. For this tax rate, the pre-tax NPV is $88.8 million. Taxes would need to be further calculated and examined during the Pre-Feasibility Study. Taxation matters are complex and require the application of specialised knowledge which has not been done at this stage. As such, this calculation should only be taken as an order of magnitude estimate.

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21.15 MARKET ANALYSIS 21.15.1 Silver

Over the last few years, approximately 80% of silver used has been provided from mining, while 20% has been supplied by recycling (Chaize, 2009). Of the silver mined in the world, roughly 75% is produced as a by-product to other metals. This makes silver an anomaly compared to other major metals in the mining industry. Silver is generally associated as a secondary product with zinc, lead, copper or gold. For this reason, the supply of silver is more closely related to the demand for zinc, lead, copper and gold than it is to the actual demand for silver itself (Chaize, 2009). Mexico is one of the only areas where it is common for silver to be the primary value product of the mine.

A total of 671 million ounces of silver were produced worldwide in 2008. The top eight silver producing countries in 2008 are listed in Table 100, 63% of the world’s silver is produced from the top 5 silver producing countries.

Table 100 TOP SILVER PRODUCING COUNTRIES IN 2008 (CHAIZE, 2009)
Country	Silver Produced	Portion of Total
	M.oz	%
Peru	118.5	17.7
Mexico	96.4	14.4
China	83.5	12.4
Chile	64.3	9.6
Australia	57.8	8.6
Poland	41.7	6.2
USA	40.5	6.0
Canada	25.7	3.8
Total	528.4	78.7

Historically, the primary user of silver is the photography industry. With the widespread adoption of digital cameras, the use of silver in this industry has decreased not just percentage-wise, but on an absolute basis as well. Now the primary use of silver is for industrial applications including: coating switches and buttons in electronics, circuit boards in computers, medical applications, batteries, mirrors, solar energy, soldering, and bearings. Other major users of silver are the jewellery industry, silverware, coins and silver as an investment tool.

Attributes of silver that make it useful for industrial applications include: its high conductivity, ability to withstand very hot temperatures, ductility, malleability and bactericidal (anti-bacterial) properties (The Silver Institute, 2010). A summary of Silver demand by sector is presented in Table 101.

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Table 101 SILVER DEMAND BY SECTOR IN 2009 (THE SILVER INSTITUTE, 2010)
Industry	Silver Produced	Portion of Total
	M.oz	%
Industrial Applications	352.2	39.6
Photography	82.9	9.3
Jewellery	156.6	17.6
Silverware	59.5	6.7
Coins & Medals	78.7	8.9
Producer De-hedging	22.3	3.3
Implied Net Investment	136.9	15.4
Total Demand	889.0	100

The outlook for the price of silver is often seen in conjunction with the price of gold, as a relative value. Historically, gold’s relative value to silver has been 50:1. This may be due in part to its history when it acted as a currency and was valued at a certain amount compared to gold. It may also be due in part to its traditional value as jewellery. At uncertain times, this ratio has shown to increase, but over the long term there is a trend for it to return to the norm (Kavanagh, 2010). The current increase above this standard ratio indicates that silver may appreciate in the long term, relative to gold. This indicates that if the price of gold stays strong, so should that of silver.

21.15.2 Gold

The gold supply available in the market place is not only from new production, but can also be heavily influenced by the drawdown of government reserves and other institution’s reserves The top eight gold producing countries in 2009 are listed in Table 102.

Table 102 TOP GOLD PRODUCING COUNTRIES IN 2009 (CHAIZE)
Country	Silver Produced	Portion of Total
	M.oz	%
China	9.6	12.7
Australia	6.9	9.1
United States	6.9	9.1
South Africa	6.8	9.0
Russia	5.9	7.8
Peru	5.8	7.7
Indonesia	3.2	4.2
Canada	3.1	4.1
Total	48.2	63.7

The main players in the global market production of gold are international corporations with assets in a variety of gold producing countries. The largest gold producing companies include Barrick Gold, Goldcorp, Newmont, Anglogold Ashanti, Newcrest and Kinross Gold.

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Gold has tremendous electrical conductivity, is very malleable, and is resistant to corrosion, making it a very desirable material for industrial use, aside from its aesthetic appeal in jewellery. A breakdown of the gold demand in 2009 by industry is presented in Table 103 (2010 World Gold Council).

Table 103 GOLD DEMAND BY SECTOR IN 2009 (2010 WORLD GOLD COUNCIL)
Industry	Silver Produced	Portion of Total
	M.oz	%
Jewellery	56.5	50.5
Electronics	7.9	7.1
Dentistry	1.7	1.5
Other Industrial	2.4	2.1
Bars, coins and medals	16.2	14.5
Other retail investment	7.3	6.5
Other financial investment	19.8	17.7
Total Demand	111.8	100

Jewellery has historically been the most common use for gold. It should be understood, however, that not all gold jewellery is bought for the same purpose as that of jewellery’s traditional function, as an appealing visual accessory. Some gold sold as jewellery is purchased to act as an investment. This is because it will move on the same economic course as the spot price of gold, whether it is a gold ring or gold bullion. Due to this relationship, it is difficult to pinpoint exactly how much of the jewellery demand is really investment demand in disguise. During tough economic times, consumer non-essentials (such as jewellery) spending should go down, however that will not affect investor spending on gold through jewellery. Historically, investor demand has increased during tough economic times when there has been uncertainty in the financial markets. With the decrease in jewellery demand and increase in investment demand, it can often be difficult to pinpoint what will become of overall gold demand. This causes gold to act in unpredictable ways when confronted with uncertain economic conditions (Bullion Vault, 2008). Gold still acts as the most universally accepted safe haven for money when the quality and safety of equity and currency markets are called into question.

Industrial uses of gold are common in, but not limited to, computers, televisions, telephones and lasers. Gold is also an essential metal for many types of equipment used in the dental and medical industries (The National Mining Association, 2008).

The major consumers of gold over the past decade have been the United States, India and China, respectively.

Due to the non-reactive and durable nature of gold, nearly all of the gold ever mined still exists today. There is a large amount of gold in the possession of the public, government and corporations, creating the potential for some of this gold to make its way back onto the market, increasing supply. Demand for gold generally exceeds annual production, keeping any increase in supply from other sources from placing downward pressure on the value of gold. This does mean, however, that due to the large quantity of stockpiled gold, compared to annual production, the price of gold can be more

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greatly affected by changes in sentiment, rather than changes in annual production, making it unique compared to other metals.

Recently the price of gold has increased substantially beyond market expectations. Even with this price increase, many investment organisations are forecasting the gold price to remain strong, while others are expecting further increases. Supply of gold has increased progressively for the last 100 years, until reaching its recent height in 2011. Even with the substantial increase in gold price, supply has slowed. High grade gold deposits are becoming depleted and significant new discoveries scarce, indicating that we may never again see the level of output seen in 2001 (Chaize, 2010). A shortage of supply to meet the demand should hold gold prices strong for some time.

One key factor driving the price of gold is the demand from China. Currently, China holds only 1.6% of its currency reserve in gold, while the US and Germany hold 70% and 66% respectively. Although China’s currency reserve in gold is seen as small on a percentage basis, its total currency reserves amount to $2.45 trillion so is not small on an absolute scale. China has 65% of its currency reserves in US dollars, so a small shift, percentage wise, from US dollars to gold for its currency reserve would create substantial demand for gold and have a supporting effect upon the price of gold. An increase from 1.6% to 10% of gold in foreign reserves would be equal to 3.5 times the world’s annual mine production (Saving to Invest, 2010).

21.15.3 Conclusion

It is not part of this study to speculate as to the direction silver and gold prices will go in the future, however, this general market outlook and overview should give SilverCrest and its investors an idea of some of the driving forces behind the prices of silver and gold. The project economics are not based on current spot prices but an assumption of long term metal prices. Precious metals historically have often undergone large and sudden changes in price and outlook from what was thought to be a stable market, and hence, investment in gold and silver companies is seen to be a speculative market investment.

The general consensus from works cited indicates that the price of silver and gold may stay strong for the foreseeable future.

21.16    PERMITTING

Development of the Cruz de Mayo Project will require a number of permits that comply with the laws and regulations established for Mexico and the state of Sonora. Additionally, a program to characterize baseline environmental and social conditions in the area and the preparation of a Manifestación de Impacto Ambiental (MIA), describing potential impacts to the environment that may occur as a result of the Cruz de Mayo Project, will also be required.

Currently, SilverCrest has maintained all of the necessary permits for exploration and facilities at the Cruz de Mayo property.

For the Santa Elena Project, a Manifestacion de Impacto Ambiental (MIA) was submitted to SEMARNAT in early 2008 (Hurtado 2008) and approved June 2009. Any plans to incorporate components from Cruz de Mayo (such as the processing of the pregnant leach solution) at Santa Elena will require an amendment to the MIA and current permits held.

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Plans describing the potential underground expansion and addition of a processing plant at Santa Elena were submitted to SEMARNAT in November 2009.

21.16.1 Applicable Federal Laws and Regulations

In addition to the collection of baseline environmental and social information and the preparation of an MIA, compliance with various laws and regulations will be required in order to obtain the necessary construction and operations permits for the Cruz de Mayo Project. Federal laws and regulations that are likely applicable include:

•	General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente);

−	Environmental Impact Regulation (Reglamento en Materia de Evaluación de Impacto Ambiental)
−	Prevention and Control of Atmospheric Contamination Regulation (Reglamento en Materia de Prevención y Control de la Contaminación de la Atmósfera);

•	General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable);

•	General Law of Wildlife (Ley General de Vida Silvestre);

•	National Waters Law (Ley de Aguas Nacionales);

•	General Law for the Prevention and Management of Waste (Ley General para la Prevención y Gestión de los Residuos);

•	Permit for the purchase, storage, and use of explosives (Secretary of National Defense).

21.16.2 Applicable State Laws and Regulations

The Law of Ecological Balance and Environmental Protection for the State of Sonora (Ley del Equilibrio Ecológico y la Protección al Ambiente para el Estado de Sonora [Ley 217]) will also be applicable to the Project.

21.16.3 Other Applicable Legislation (Normas Oficiales Mexicanas)

Several Mexican Official norms have been established to protect the environment and will likely be applicable to the development of the Cruz de Mayo property. Specific areas under legislation include:

  Control of atmospheric contamination through the identification of permissible levels of various emissions that may be produced by industrial operations (SEMARNAT and SSA1);

  Control of noise emissions (SEMARNAT);

  Environmental impacts (SEMARNAT);

  Protection of flora and fauna (SEMARNAT);

  Water conservation and responsible use (SEMARNAT and CNA);

  Handling of hazardous and urban waste (SEMARNAT);

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  Soil Protection (SEMARNAT).

21.17    ENVIRONMENTAL AND SOCIAL CONSIDERATIONS

Environmental baseline studies were carried out in 2007 and 2008 for the Santa Elena Project and an MIA was submitted and approved in June 2009. A similar program to collect baseline information and prepare an MIA will be required for the Cruz de Mayo property.

A one year baseline study of a species of bat has been required for the environmental permit. The bats inhabit the existing Cruz de Mayo underground workings.

21.17.1 Potential Environmental Liabilities

There is an existing open pit excavation occurring at the Santa Elena site. Environmental studies have been conducted prior to this report and potential consequences have been addressed.

Recent activities at the Cruz de Mayo property have been limited and primarily include drilling. Historical underground workings exist but any related liability is expected to be minor. As such, there is little surface disturbance and limited environmental impairment or liabilities currently on site.

New environmental liabilities involve the addition of the Counter Current Decantation (CCD) plant and the associated tailings and the potential effects of an open pit and heap leach operation at the Cruz de Mayo site.

21.17.2 Environmental

The likely environmental issues of concern with development of the Cruz de Mayo property include:

  Long-term water management, particularly in light of the arid nature of the area;

  The length of time associated with obtaining regulatory approvals and permits;

  Long-term management of ML/ARD (if applicable);

  Costs associated with mine closure and reclamation;

  Operation of the possible haul road between Cruz de Mayo and Santa Elena, particularly with respect to wildlife;

  Management of the heap leach facility.

21.17.3 Social

The closest communities to the Cruz de Mayo property include the small community of El Gueriguito to the southwest and several larger communities to the east (La Flor and Alvaro Obregon). The valleys to the east are also fertile agricultural areas.

Likely social concerns surrounding the development of the Cruz de Mayo property include:

  Acquisition of surface land;
  Water use (particularly if it competes with irrigation sources used for agriculture);

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  Perceptions of the heap leach facility and use of cyanide;

  Operation of the haul road, particularly with respect to potential use by non-mine personnel;

  Potential imposition of access restrictions to the area;

  Expectations that the project development may generate in surrounding communities with respect to employment and quality of life.

21.18 MINE CLOSURE AND RECLAMATION

Mining infrastructure that will require closure and reclamation includes:

  Heap leach pad at Cruz de Mayo and Santa Elena;

  Open pit at Cruz de Mayo and Santa Elena;

  Underground openings at Santa Elena;

  Tailings area at Santa Elena;

  Ditches and ponds;

  Waste rock piles;

  Mine roads not used for post-closure maintenance and monitoring;

  Buildings and foundations.

Suitable areas will be revegetated as part of the reclamation strategy.

Waste rock samples from the open pit will be collected and characterized for potential acid generation (PAG) and net neutralizing potential (NNP) and metal leaching (ML). Where possible, waste dumps will be designed to encapsulate PAG waste inside high NNP waste to maximize the neutralization potential.

22.0	INTERPRETATIONS AND CONCLUSIONS

The Expansion Project at the Preliminary Assessment stage appears to be economically viable and worthy of further more detailed work.

Metallurgical data is the most significant unknown at this stage. Geological knowledge of both the Santa Elena deposit and Cruz de Mayo projects to depth are not well known at this stage.

At the current resource and use of base case metal prices, return on capital investment at the Cruz de Mayo site is marginal. Geology modelling indicates that the resource is not fully delineated and has the potential to expand. This could present a considerable upside to economics from the Cruz de Mayo site.

At present, the Cruz de Mayo resource is not large enough to support the construction of an overland haulage road to Santa Elena. Should the resource increase significantly and/or metal prices remain high, installation of such a road to allow for processing of high grade ore at the Santa Elena mine site could be investigated to increase recoveries.

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23.0	RECOMMENDATIONS

The recommended next stage of the Expansion Project will investigate the degree of overlap of existing labour and staffing requirements, and adjust the operating costs accordingly to reflect the planned labour complements.

Santa Elena Underground

Further work which should be completed in order to advance the cost estimate to a PFS level is:

  Exploration decline to gather additional geological information which will improve the classification of the resource, geotechnical and metallurgical understanding, hydrology and operating conditions.

  Integration of Santa Elena open pit in regards to scheduling, recoveries and site layout.

  Initial tenders for underground development work.

  Detailed design of an underground ventilation system.

  A detailed geotechnical study focused on rock mass assessment for the underground workings is recommended to determine actual, stable stope and development drift dimensions and ground support requirements for the deposit.

  Future exploration drilling should include geotechnical logging for underground mining purposes and all diamond drill holes should be oriented.

Cruz de Mayo Resources

EBA recommends that further investigation into the concentration and control of gold mineralization at the Cruz de Mayo deposit be part of the Expansion Project. The existing resource model should be updated with additional, closer spaced drilling designed to delineate zones of higher grade gold mineralization.

Cruz de Mayo Further Work

EBA suggests that the following tasks be completed:

  A geotechnical program be designed and implemented to provide information on the structures defining maximum slope of the pit. This program should include oriented core drilling, with subsequent geotechnical core logging, surface mapping of the area focussing on rock outcrops, packer tests and lab testing of rock to determine rock strengths, tensile strengths and friction angles.

  Rock characterization of the different rock types associated with the deposit should be conducted in order to determine the potential for acid generation and metal leaching.

  Exploration drilling should be conducted to upgrade the confidence of a part of the Indicated Resources into the Measured category, upgrade part of the Inferred Resources into the Indicated Category and establish new Inferred Resources. Drilling should also be done to better delineate the resource along strike and at depth.

  Gold mineralization should be better understood and defined within the resource.

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  Condemnation drilling should be conducted to ensure plans for waste dumps or infrastructure are not going to prevent future operations from expanding.

  An update to the block model should be conducted to reflect changes caused by the new exploration drilling. The block model should also be updated to include rock type which will allow for NAG and PAG differentiation within the model.

  An investigation should be conducted to determine if any pre-concentration method after crushing would be able to lower the amount of ore that needs to be transported to Santa Elena thereby lowering transportation costs.

  Detailed review and sourcing of capital costs should be conducted during the pre-feasibility stage as there may be opportunity for significant savings.

  Multi-pass, detailed pit design should be employed during pre-feasibility to ensure ore recovery is at a maximum while excess waste is at a minimum.

Cruz de Mayo Haulage

If the resource at Cruz de Mayo expands significantly, the following are recommendations for identifying the potential for hauling high grade material to the mill at Santa Elena.

Further work which should be completed in order to advance the cost estimate to a PFS level is:

  Send road construction contract out for initial tender

  Send haulage contract out for initial tender

  Identify a source of on-road dump trucks

  Ensure that there is no community or environmental restrictions for the preferred route

Mine Infrastructure

With the information available, further work which should be completed in order to advance the infrastructure and cost estimate to a PFS level is:

  Source quotes for all items that are estimated, having capital costs greater than $100,000;

  Send open pit mining contract out to contractors for expressions of interest and quotes;

  Complete additional resource definition and mine design work to establish final mine size, throughput and life.

  Identify a source of earth building material including soils, gravel and rock; and

  Ensure that there is no community or environmental restrictions for any of the infrastructure.

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Power

A more detailed power study trade-off should be conducted to compare the potential capital costs, operating costs and reliability between generators and line power. Line power could potentially be supplied from the nearby town of Ures.

Metallurgical

  Capital costs need to be sourced on items not sourced in the Preliminary Assessment.

  Operating costs need to be estimated to a higher accuracy for pre-feasibility. Particular attention should be paid to the expected use of consumables.

  Additional metallurgical testing is required to obtain Pre-feasibility quality data.

  Once metallurgical testing is complete the proposed process installations should be re- evaluated to identify areas for capital and operating cost improvement.

Economics

The results of the economic model for the Expansion Project show that this project has good potential even under the conditions of a conservative base case scenario. EBA recommends that SilverCrest move to the next stage of the engineering process by completing a pre-feasibility study on the Expansion Project.

Table 104 outlines the cost estimates for the further work being recommended.

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Table 104 COST ESTIMATES FOR FURTHER WORK
Task	Unit	Cost/Unit	Total	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
FIELD PROGRAMS
Santa Elena Norte Drilling, Labour and Assays	1000	$200	$200,000	$200,000
Cruz de Mayo Drilling, Labour and Assays	5000	$200	$1,000,000		$500,000	$500,000
Cruz de Mayo Met work; CCD, LEACH, HPGR	20	$4,000	$80,000		$40,000	$40,000
Santa Elena Underground Design	1	$50,000	$50,000	$25,000	$25,000
Santa Elena Underground Exploration Decline	2000	$1,300	$2,600,000		$650,000	$650,000	$650,000	$650,000
Santa Elena Underground Drilling, Labour and Assays	1500	$200	$300,000			$75,000	$150,000	$75,000
Santa Elena Underground Met work	10	$4,000	$40,000				$20,000	$20,000
Santa Elena Re-Treatment Met work	10	$4,000	$40,000			$20,000	$20,000
Independent Technical Services	25	$2,000	$50,000	$25,000	$25,000
Contingency at 20%			$786,000	$157,200	$157,200	$157,200	$157,200	$157,200
SUB-TOTAL FIELD PROGRAMS			$5,146,000	$407,200	$1,397,200	$1,442,200	$997,200	$902,200

PRE-FEASIBILITY STUDY
Independent Consultants incl. Contingency	1	$1,000,000	$1,000,000			$250,000	$250,000	$250,000	$250,000

TOTAL EXPANSION PROJECT BUDGET			$6,146,000	$407,200	$1,397,200	$1,692,200	$1,247,200	$1,152,200	$250,000

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24.0	REFERENCES

Bullion Vault. Gold Demand Update. March 9, 2010. http://goldnews.bullionvault.com/gold_demand_030920102 accessed Oct 21, 2010.

Chaize (Dr.), Thomas. The production of Silver in the World 2009. September 16, 2009. http://news.silverseek.com/Dani/1253109688.php accessed Oct 21, 2010.

Chaize (Dr.), Thomas. World Gold Production (2010). http://news.goldseek.com/Dani/1273767071.php accessed Oct 25, 2010.

CIM Definition Standards - For Mineral Resources and Mineral Reserves ; Prepared by the CIM Standing Committee on Reserve Definitions; Adopted by CIM Council on December 11, 2005; http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf Clow, G. G., Rennie, D.W., Wallis, C. S., Allard, P.E., and McDonald, E.J., 2008, Technical Report On The Pre-Feasibility Study For The Santa Elena Project, Sonora, Mexico, Prepared For Silvercrest Mines Inc, August 11, 2008.

Fier, E.N, and Wallis, C.S., 2007, Technical Report On The Cruz De Mayo Property, Sonora Mexico, Prepared For Silvercrest Mines Inc. December 10, 2007.

Fier, E. N., 2009, Technical Report On The Santa Elena Property, Sonora Mexico, Prepared For Silvercrest Mines Inc., February 15, 2009.

Hemmerling, Kurtis. Silver Price Prediction and Forecast for 2011. Aug 9, 2010. http://www.suite101.com/content/silver-price-prediction-and-forecast-for-2011-a271846 accessed Oct 21, 2010.

Hurtado, P.A. 2008. Manifestacion de Impacto Ambiental Modalidad Particular. Proyecto Minero “Santa Elena”. Unpublished report prepared for Nusantara de Mexico, S.A. de C.V.

Kavanagh, Thomas. The Gold:Silver Ratio: Will the Yellow Metal Lose its Shine? April 09, 2010. http://www.proactiveinvestors.com/companies/news/5222/the-goldsilver-ratio-will-the-yellow-metal-lose-its-shine-5222.html accessed Oct 21, 2010

Kitchen, Michael. China Reserves 65% in dollars, 26% in Euro: report. September, 2010. http://www.marketwatch.com/story/china-reserves-65-in-dollars-26-in-euro-report-2010-09-03 accessed Oct 25, 2010.

McIntosh Engineering. Hard Rock Miners Handbook Rules of Thumb Edition 3, July, 2003.

O’Byrne, Mark. Analysts Raise Their 2011 Gold Price Forecasts, August 31, 2010. http://www.resourceinvestor.com/News/2010/8/Pages/Gold-at-1500oz-Forecast-as-Analysts-Raise-Their-2011-Forecasts.aspx accessed Oct 21, 2010.

Saving to Invest. Gold Price Outlook and Forecast for 2010 and 2011 - A Good Buy or Fool’s Investment, June 2010. http://www.savingtoinvest.com/2009/02/gold-price-outlook-golden-investment-in.html accessed Oct 21, 2010.

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Scott Wilson Roscoe Postle Associates Inc (Scott Wilson RPA). 2008. Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico. Report prepared for Silvercrest Mines Inc.

SGS de México, S.A. de C.V., 2007: Metallurgical Tests for Work Indices, Specific Gravities and Bulk Densities for Three Ore Composites, prepared for Nusanatra de México, S.A. de C.V., September 7, 2007

Sol & Adobe Ingenieros Asociados, S.A. de C.V., 2006: Bottle Roll Leach Tests, Santa Elena Project, prepared for SilverCrest Mines Inc., July 2006

Stevenson, John. Top 10 Silver Producers. March 10, 2010. http://www.goarticles.com/cgi-bin/showa.cgi?C=2666948 accessed Oct 21, 2010.

Tetra Tech, 2009, Santa Elena Gold and Silver Mine Feasibility Study of the Project’s Groundwater Supply and Groundwater Impacts, Prepared for SilverCrest Mines Inc., February 2009.

The Silver Institute. Demand and Supply in 2009. 2010. http://www.silverinstitute.org/supply_demand.php accessed Oct 21, 2010.

World Gold Council. Supply and Demand Statistics. 2010. http://www.research.gold.org/supply_demand/ accessed Oct 21, 2010.

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25.0	DATE AND SIGNATURE PAGE

AUTHORS NAME	DATE

P. James F. Barr, P.Geo.	“P. James F. Barr”

John Chow, MAusIMM	“John Chow”

C. Stewart Wallis, P.Geo	“C. Stewart Wallis”

Geoff Allard, P.E.	“Geoff Allard”

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26.0	CERTIFICATES OF QUALIFICATION

John Chow, MAusIMM

I, John Chow, MAusIMM., as an author of this report entitled “NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project Sonora, Mexico ”, (the “Technical Report”) prepared for SilverCrest Mines Inc. and dated April 1, 2011 (amended May 11, 2011) do hereby certify that: I am a Senior Mining Engineer with EBA, A Tetra Tech Company. My office address is Suite 900, 1066 W. Hastings Street, Vancouver, British Columbia, Canada V6E 3X2.

I am a graduate of the Western Australian School of Mines, in 2002, with a Bachelor’s degree in Mining Engineering and a Bachelor’s degree in Commerce.

I am registered as a Member of the Australian Institute of Mining and Metallurgy (206194) and Engineers Australia (3642893). I have worked as a mining engineer for a total of 8 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on a number of mine development projects around the world for operations and reporting requirements, including:

	-	Yellowknife Gold Project Pre-feasibility report author.

	-	Cadia East Open Pit Scoping, Pre-feasibility and Feasibility report author.

•	Long term planning work at operations including:

	-	Resource and Reserve calculations for Cadia Valley Operations, Newcrest; Lumwana, Lumwana Mining Company.

	-	Optimisation and open pit mine designs for Cadia Valley Operations, Newcrest; Lumwana, Lumwana Mining Company; Jundee, Newmont.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

I have visited the Santa Elena and Cruz de Mayo property between the 17th and 24th of June, 2010, and again on the 10th February 2011. These periods were spent in the SilverCrest onsite mine production offices, Santa Elena operations, Cruz de Mayo exploration drill pads and inspection of existing open pit infrastructure.

I am responsible for all sections of this report apart from:

  Item 18 Mineral Processing And Metallurgical Testing

  Any other areas which are explicitly claimed below or in section 5.0

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I am independent of SilverCrest Mines Inc. applying the test set out in Section 1.4 of National Instrument 43-101.

I have had no prior involvement with the property that is the subject of the Technical Report.

I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

To the best of my knowledge, information, and belief, as of the date of this certificate the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated May 11, 2011

John Chow, MAusIMM

APRIL 1, 2011

C. Stewart Wallis, P.Geo.

I, C. Stewart Wallis, P.Geo., as an author of this report entitled “NI 43-101 Technical Report Reserve Update for the Santa Elena Open pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project Sonora, Mexico”, (the “Technical Report”) prepared for SilverCrest Mines Inc. and dated April 1, 2011, (amended May 11, 2011) do hereby certify that:

I am a consulting geologist and President of Sundance Geological Ltd. My office address is 1419 133A Street, Surrey, BC V4A 6A2.

I am a graduate of McMaster University, Hamilton, Canada, in 1967 with a Bachelor of Science degree in Geology.

I am registered as a Professional Geologist in the Province of British Columbia (Reg.# 372) and Saskatchewan (Reg.# 10829), a Professional Geologist in the State of Wyoming (Reg.# PG-2616) and a Certified Professional Geologist registered with the American Institute of Professional Geologists. I have worked continuously as a geologist for a total of 44 years since my graduation. My relevant experience for the purpose of the Technical Report is:

  Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements, including:

  The previously filed Technical Report on the Santa Elena Property, Sonora, Mexico, November, 2006

  The previously filed Technical Report on the Santa Elena Property, Sonora, Mexico, August 2008

  The previously filed Technical Report on the Cruz De Mayo Property, Sonora, Mexico December 2007

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

I visited the Cruz De Mayo Property on April 19, 2006 and November 16, 2007. To the best of my knowledge no significant work has been completed since the Technical report dated December 2007 was issued.

I am responsible for Section 10.2, 11.2, 12.2, 13.2, 14.2, 15.2, 16.2 and 19.2 of the Technical Report.

I am independent of SilverCrest Mines Inc. applying the test set out in Section 1.4 of National Instrument 43-101.

I was previously involved with Technical Report dated December 2007, for the property that is the subject of the current Technical Report.

I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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211

To the best of my knowledge, information, and belief, as of the date of this certificate the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this May 11, 2011

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Geoff Allard, P.E.

I, Geoff Allard, P.E., as an author of this report entitled “NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico”, (the “Technical Report”) prepared for SilverCrest Mines Inc. and dated April 1, 2011, (amended May 11, 2011) do hereby certify that:

I am the president of Allard Engineering Services LLC. My office address is 4526 N Camino de la Codorniz, Tucson, Arizona 85745.

I am a graduate of the University of Nevada, Reno in 1977 with a B.S. degree in Chemical Engineering. In addition I have obtained an M.S. degree in Metallurgical Engineering in 1982 also from the University of Nevada, Reno.

I am registered as a Professional Chemical Engineer in the State of Nevada (#8476). I am a Registered Professional Chemical Engineer in the State of Arizona (#49711). I am a Registered Member of the Society of Mining, Metallurgy and Exploration, Inc. (#36750). I have worked as an engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•           Participated in the initial development of commercial heap leach technology.

•           Developed and interpreted cyanide leach metallurgical test programs for numerous projects and operations.

•           Designed, constructed or managed over 15 gold/silver leaching operations.

I have read the definition of "qualified person" set out in National Instrument 43 101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 101.

I visited the Santa Elena site on numerous occasions over the last 12 months. I am responsible for Section 18.0 of the Technical Report.

I am independent of SilverCrest Mines Inc. applying the test set out in Section 1.4 of National Instrument 43-101.

I am the author of a prior report entitled “Technical Report for the Pre-Feasibility Study of the Santa Elena Project, Appendix 1 Pre-feasibility Audit – Metallurgy and Process” prepared for SilverCrest Mines Inc. and dated August 11, 2008 and an author of a report entitled “Santa Elena Metallurgical Review 2008 - 2009” prepared for SilverCrest Mines Inc. and dated February 24, 2010.

I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

To the best of my knowledge, information, and belief, as of the date of this certificate the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 11th day of May, 2011

APRIL 1, 2011

P. James F. Barr, P.Geo.

Certificate of Qualifications

I, P. James F. Barr, P.Geo., as a contributing author of this report entitled “NI 43-101 Technical Report Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project Sonora, Mexico”, (the “Technical Report”) prepared for SilverCrest Mines Inc. dated April 1, 2011, and amended May 11th, 2011 do hereby certify that:

I am a consulting geologist working for EBA Engineering Consultants Ltd. My office address is 1066 W Hastings St., Vancouver, BC V6E 3X2.

I am a graduate of the University of Waterloo, Waterloo, ON Canada, in 2003 with an Honours Bachelor of Science degree in Environmental Science, Earth Science and Chemistry.

I am registered as a Professional Geologist in the Province of British Columbia (Reg.# 30150) and Nova Scotia (Reg.# 150). I have worked continuously as an exploration and resource geologist for a total of 8 years since my graduation.

My relevant experience for the purpose of the Technical Report includes being a reviewer and author of numerous NI 43-101 Mineral Reource Estimates and Technical Reports, and knowledge and experience on similar styles of deposits to Santa Elena in both Canada and Mexico.

I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI43-101.

I visited the Santa Elena Property on November, 2010, February, 2011 and most recently between May 8th and 10th, 2011.

I am responsible for Sections 9.0, 10.1, 11.1, 12.1, 13.1, 14.1, 15.1, 16.1 and 19.1 of the Technical Report.

I am independent of SilverCrest Mines Inc. and have applied the test set out in Section 1.4 of NI 43-101.

I have no previous involvement in the property that is the subject of the current Technical Report.

I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

To the best of my knowledge, information, and belief, as of the date of this certificate the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

APRIL 1, 2011

P. James F. Barr, P.Geo.

Certificate of Qualifications

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th of May, 2011

P. James F. Barr, P.Geo.